UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended   February 4, 2024

    OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from _____ to _____

    Commission File Number   001-07572

PVH CORP.
(Exact name of registrant as specified in its charter)

Delaware	**13-1166910**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
285 Madison Avenue, New York, New York	**10017**
(Address of principal executive offices)	(Zip Code)

(212) 381-3500

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $1.00 par value	**PVH**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ **No** ☒

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes** ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ **No** ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant (assuming, for purposes of this calculation only, that the registrant's directors and corporate officers are affiliates of the registrant) based upon the closing sale price of the registrant's common stock on July 30, 2023 (the last business day of the registrant's most recently completed second quarter) was $5,332,751,232.

Number of shares of Common Stock outstanding as of March 15, 2024: 57,688,908

DOCUMENTS INCORPORATED BY REFERENCE

Document	Location in Form 10-K in which incorporated
Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on June 20, 2024	**Part III**

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: Forward-looking statements in this Annual Report on Form 10-K including, without limitation, statements relating to our future revenue, earnings and cash flows, plans, strategies, objectives, expectations and intentions are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy, and some of which might not be anticipated, including, without limitation, (i) our plans, strategies, objectives, expectations and intentions are subject to change at any time at our discretion; (ii) our ability to realize anticipated benefits and savings from divestitures, restructurings and similar plans, such as the headcount cost reduction initiative announced in August 2022, the 2021 sale of assets of, and exit from, our Heritage Brands menswear and retail businesses, and the November 2023 sale of the Heritage Brands women's intimate apparel business to focus on our Calvin Klein and Tommy Hilfiger businesses; (iii) the ability to realize the intended benefits from the acquisition of licensees or the reversion of licensed rights (such as the announced plan to bring in-house most of the product categories currently licensed to G-III Apparel Group, Ltd. upon the expirations over time of the underlying license agreements) and avoid any disruptions in the businesses during the transition from operation by the licensee to the direct operation by the Company; (iv) we have significant levels of outstanding debt and borrowing capacity and use a significant portion of our cash flows to service our indebtedness, as a result of which we might not have sufficient funds to operate our businesses in the manner we intend or have operated in the past; (v) the levels of sales of our apparel, footwear and related products, both to our wholesale customers and in our retail stores and our directly operated digital commerce sites, the levels of sales of our licensees at wholesale and retail, and the extent of discounts and promotional pricing in which we and our licensees and other business partners are required to engage, all of which can be affected by weather conditions, changes in the economy, (including inflationary pressures like those currently being experienced globally), fuel prices, reductions in travel, fashion trends, consolidations, repositionings and bankruptcies in the retail industries, consumer sentiment and other factors; (vi) our ability to manage our growth and inventory; (vii) quota restrictions, the imposition of safeguard controls and the imposition of new or increased duties or tariffs on goods from the countries where we or our licensees produce goods under our trademarks, any of which, among other things, could limit the ability to produce products in cost-effective countries, or in countries that have the labor and technical expertise needed, or require us to absorb costs or try to pass costs onto consumers, which could materially impact our revenue and profitability; (viii) the availability and cost of raw materials; (ix) our ability to adjust timely to changes in trade regulations and the migration and development of manufacturers (which can affect where our products can best be produced); (x) the regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in (or containing raw materials or components from) certain regions, such as the listing of a person or entity as a Specially Designated National or Blocked Person by the U.S. Department of the Treasury's Office of Foreign Assets Control and the issuance of Withhold Release Orders by the U.S. Customs and Border Protection; (xi) changes in available factory and shipping capacity, wage and shipping cost escalation, and store closures in any of the countries where our licensees' or wholesale customers' or other business partners' stores are located or products are sold or produced or are planned to be sold or produced, as a result of civil conflict, war or terrorist acts, the threat of any of the foregoing, or political or labor instability, such as the current war in Ukraine that has led to our decision to exit from our retail business in Russia and the cessation of our wholesale operations in Russia and Belarus, and the temporary cessation of our business by many of our business partners in Ukraine; (xii) disease epidemics and health-related concerns, such as the recent COVID-19 pandemic, which could result in (and, in the case of the COVID-19 pandemic, did result in some of the following) supply-chain disruptions due to closed factories, reduced workforces and production capacity, shipping delays, container and trucker shortages, port congestion and other logistics problems, closed stores, and reduced consumer traffic and purchasing, or governments implement mandatory business closures, travel restrictions or the like, and market or other changes that could result in shortages of inventory available to be delivered to our stores and customers, order cancellations and lost sales, as well as in noncash impairments of our goodwill and other intangible assets, operating lease right-of-use assets, and property, plant and equipment; (xiii) actions taken towards sustainability and social and environmental responsibility as part of our sustainability and social and environmental strategy, may not be achieved or may be perceived to be falsely claimed, which could diminish consumer trust in our brands, as well as our brands value; (xiv) the failure of our licensees to market successfully licensed products or to preserve the value of our brands, or their misuse of our brands; (xv) significant fluctuations of the U.S. dollar against foreign currencies in which we transact significant levels of business; (xvi) our retirement plan expenses recorded throughout the year are calculated using actuarial valuations that incorporate assumptions and estimates about financial market, economic and demographic conditions, and differences between estimated and actual results give rise to gains and losses, which can be significant, that are recorded immediately in earnings, generally in the fourth quarter of the year; (xvii) the impact of new and revised tax legislation and regulations; and (xviii) other risks and uncertainties indicated from time to time in our filings with the Securities and Exchange Commission.

We do not undertake any obligation to update publicly any forward-looking statement, including, without limitation, any estimate regarding revenue, earnings or cash flows, whether as a result of the receipt of new information, future events or otherwise.

PVH Corp.

Form 10-K

For the Year Ended February 4, 2024

Table of Contents

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Item 1. Business

Introduction

Unless the context otherwise requires, the terms "we," "our" or "us" refer to PVH Corp. and its subsidiaries.

Our fiscal years are based on the 52-53 week period ending on the Sunday closest to February 1 and are designated by the calendar year in which the fiscal year commences. References to a year are to our fiscal year, unless the context requires otherwise. Our 2023 year commenced on January 30, 2023 and ended on February 4, 2024; our 2022 year commenced on January 31, 2022 and ended on January 29, 2023; and our 2021 year commenced on February 1, 2021 and ended on January 30, 2022.

References in this report to the brand names *TOMMY HILFIGER*, *TOMMY JEANS*, *Calvin Klein*, *CK Calvin Klein*, *Calvin Klein Jeans*, *Calvin Klein Underwear*, *Calvin Klein Performance*, which are owned, *Warner's*, *Olga* and *True&Co.*, which we owned until November 27, 2023, *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene*, which we owned through the second quarter of 2021 and now license back certain of these brands for certain product categories, *Nike*, which we license for the men's underwear category, and to other brand names owned by us or licensed to us by third parties, are to registered and common law trademarks and are identified by italicizing the brand name.

Company Information

We were incorporated in the State of Delaware in 1976 as the successor to a business begun in 1881. Our principal executive offices are located at 285 Madison Avenue, New York, New York 10017; our telephone number is (212) 381-3500.

We make available at no cost, on our corporate website, PVH.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with the Securities and Exchange Commission ("SEC"). All such filings are also available on the SEC's website at sec.gov.

We also make available at no cost on PVH.com, the charters of the committees of the PVH Corp. Board of Directors, as well as our Corporate Governance Guidelines and Code of Business Conduct and Ethics.

Company Overview

We are one of the largest global apparel companies in the world. We have approximately 29,000 associates operating in more than 40 countries and generated $9.2 billion, $9.0 billion and $9.2 billion in revenues in 2023, 2022 and 2021, respectively. Our global iconic lifestyle brands, *TOMMY HILFIGER* and *Calvin Klein*, together generated over 90% of our revenue during each of 2023, 2022 and 2021. Revenue in 2021 and 2022 was negatively impacted by the COVID-19 pandemic and related supply chain and logistics disruptions. Please see our Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this report for further discussion.

In addition to *TOMMY HILFIGER* and *Calvin Klein*, which are owned, we previously owned a portfolio of other brands, which primarily consisted of *Warner's*, *Olga* and *True&Co.*, which we owned until November 27, 2023, *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene*, which we owned through the second quarter of 2021 and continue to license back certain of these brands for certain product categories, and *Nike*, which we license for the men's underwear category. We refer to our currently or previously owned and licensed trademarks, other than *TOMMY HILFIGER* and *Calvin Klein*, as our "heritage brands" and the businesses we currently operate or previously operated under the heritage brands as our Heritage Brands business.

We design and market branded sportswear (casual apparel), jeanswear, performance apparel, intimate apparel, underwear, swimwear, dress shirts, handbags, accessories, footwear and other related products. Our brands are positioned to sell globally at various price points and in multiple channels of distribution. This enables us to offer products to a broad range of consumers, reducing our reliance on any one price point, distribution channel or region. We also license the use of our trademarks to third parties and joint ventures for product categories and in regions where we believe our licensees' expertise can better serve our brands.

Our directly operated businesses in North America during 2023 consisted principally of (i) wholesale sales under our owned and licensed trademarks; and (ii) the operation of retail stores, principally in premium outlet centers, and digital commerce sites under our *TOMMY HILFIGER* and *Calvin Klein* trademarks. Our directly operated businesses outside of North America consisted principally of (i) our wholesale and retail store sales and the operation of digital commerce sites in Europe and the Asia-Pacific region under our *TOMMY HILFIGER* trademarks; and (ii) our wholesale and retail store sales and the operation of digital commerce sites in Europe, the Asia-Pacific region and Brazil under our *Calvin Klein* trademarks. Our licensing activities principally related to the licensing worldwide of our *TOMMY HILFIGER* and *Calvin Klein* trademarks for a broad array of product categories and for use in certain territories.

We have evolved from our 1881 roots to become a global company of iconic brands through a combination of transformative acquisitions and by successfully growing our brands globally across all channels of distribution. Our key acquisitions include the acquisition of Calvin Klein, Inc. and certain affiliated companies ("Calvin Klein") in February 2003 (the "Calvin Klein acquisition"), the acquisition of Tommy Hilfiger B.V. and certain affiliated companies ("Tommy Hilfiger") in May 2010 (the "Tommy Hilfiger acquisition"), and the acquisition of The Warnaco Group, Inc. and its subsidiaries ("Warnaco") in February 2013 (the "Warnaco acquisition"). We also have acquired several regional licensed businesses and will continue to explore strategic acquisitions of licensed businesses, trademarks and companies that we believe are additive to our overall business.

We extended in November 2022 most of our licensing agreements with G-III Apparel Group, Ltd. ("G-III") for *Calvin Klein* and *TOMMY HILFIGER* in the United States and Canada, largely pertaining to the women's apparel product categories sold at wholesale in North America. These agreements now have staggered expirations through 2027, the first of which occurred at the end of calendar 2023. Upon expiration, we intend to bring most of the licensed product categories in-house and directly operate these businesses.

We completed the sale of our Warner's, Olga and True&Co. women's intimates businesses, including the related trademarks, to Basic Resources on November 27, 2023 (the "Heritage Brands intimates transaction"). We completed the sale of our *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* trademarks, as well as certain related inventories, to Authentic Brands Group ("ABG") and other parties on the first day of the third quarter of 2021 (the "Heritage Brands menswear transaction").

We aggregate our reportable segments for purposes of discussion in this report into three main businesses: (i) Tommy Hilfiger, which consists of the Tommy Hilfiger North America and Tommy Hilfiger International segments; (ii) Calvin Klein, which consists of the Calvin Klein North America and Calvin Klein International segments; and (iii) Heritage Brands, which consists of the Heritage Brands Wholesale segment and, through the second quarter of 2021, the Heritage Brands Retail segment, which has ceased operations. Note 20, "Segment Data," in the Notes to Consolidated Financial Statements included in Item 8 of this report contains information with respect to revenue, income (loss) before interest and taxes, assets, depreciation and amortization, and capital expenditures related to each segment, as well as information regarding our revenue generated by distribution channel and based on geographic location, and the geographic locations where our net property, plant and equipment is held.

Tommy Hilfiger Business Overview

TOMMY HILFIGER is one of the world's most recognized premium lifestyle brands, welcoming and inspiring consumers since 1985. Originally established in New York City and infused with the spirit of Americana, the brand is defined by its Classic American Cool roots and red, white and blue DNA. Inspired by a relentless pursuit of writing new rules for American fashion and pop culture, *TOMMY HILFIGER* represents the modern uniform for an aspirational lifestyle. Founder Tommy Hilfiger remains our Principal Designer and provides guidance and inspiration for the design process. Global retail sales of products sold under the *TOMMY HILFIGER* brands, including sales by our licensees, were approximately $9 billion in 2023.

The *TOMMY HILFIGER* brands principally consist of *TOMMY HILFIGER* and *TOMMY JEANS*. Other sub-brands are used to further capitalize on the *TOMMY HILFIGER* brand appeal and vary in terms of price point, product offerings, target consumer or distribution channel. Products are sold globally in our stores, through our wholesale partners (in stores and online), through pure play digital commerce retailers and on *tommy*.com, and principally consist of men's, women's and kids' sportswear, denim, underwear, swimwear, accessories and footwear. The products sold under the brands include those produced under licenses with third parties for a broad range of lifestyle products, including footwear and accessories, eyewear, watches and jewelry, as well as for certain territories.

Approximately $325 million was spent globally in 2023 in connection with the advertising, marketing and promotion of the *Tommy Hilfiger* brands, with a significant portion related to digital media spend, of which approximately 20% of these expenses were funded by Tommy Hilfiger's licensees and other authorized users of the brands. Tommy Hilfiger's global marketing and communications strategy taps into the world of F.A.M.E.S – Fashion, Art, Music, Entertainment and Sport – as a constant source of energy and inspiration. Since its inception, Tommy Hilfiger has understood the importance of putting the brand at the heart of pop culture, leading the way in cultivating partnerships that elevate the brand experience and power growth. Major global campaigns and activations with world-class athletes, musicians and entertainers celebrate their shared values of drive, dedication and passion. Driven by people, places and ideas, the brand is kept relevant through investment in the best talent who are defining what's next, consistently wrapped up in red, white and blue.

Through our Tommy Hilfiger North America and Tommy Hilfiger International segments, we sell *TOMMY HILFIGER* products in a variety of distribution channels, including:

- Wholesale — principally consists of the distribution and sale of products in North America, Europe and the Asia-Pacific region under the *TOMMY HILFIGER* brands. In North America, distribution is primarily through department stores and off-price and independent retailers, as well as digital commerce sites operated by department store customers and pure play digital commerce retailers. In Europe and the Asia-Pacific region, distribution is primarily through department and specialty stores, and digital commerce sites operated by department store customers and pure play digital commerce retailers, as well as through distributors and franchisees.

- Retail — principally consists of the distribution and sale of products under the *TOMMY HILFIGER* brands in our stores in North America, Europe and the Asia-Pacific region, as well as on the *tommy*.com sites we operate in these regions. Our stores in North America are primarily located in premium outlet centers. In Europe and the Asia-Pacific region, we operate full-price and outlet stores and concession locations.

- Licensing — we license the *TOMMY HILFIGER* brands to third parties globally for a broad range of products through approximately 35 license agreements. We provide support to our licensees and seek to preserve the integrity of our brands by taking an active role in the design, quality control, advertising, marketing and distribution of each licensed product, most of which are subject to our prior approval and continuing oversight. The arrangements generally are exclusive to a territory or product category. Territorial licensees include our joint ventures in Brazil, India and Mexico.

Tommy Hilfiger's key licensees, and the products and territories licensed, include:

Licensee	Product Category and Territory
American Sportswear S.A.	Men's, women's and children's apparel, footwear and accessories (Central America, South America (excluding Brazil) and the Caribbean)
F&T Apparel LLC & KHQ Investment LLC	Children's apparel, underwear and sleepwear and boy's tailored clothing (United States and Canada)
G-III Apparel Group, Ltd. / G-III Apparel Canada ULC [(1)]	Men's and women's outerwear, luggage, women's apparel, dresses, suits and swimwear (excluding intimates, sleepwear, loungewear, hats, scarves, gloves and footwear) and men's and women's activewear that also bear trademarks associated with professional sports leagues or their member teams, including the National Football League, the National Basketball Association and the National Hockey League (United States and Canada)
Handsome Corporation	Men's, women's and children's apparel, sportswear, socks and accessories and men's and women's outerwear and golf products (South Korea)
MBF Holdings LLC	Men's and women's footwear (United States and Canada)
Movado Group, Inc. / Swissam Products Limited	Men's and women's watches and jewelry (worldwide)
Peerless Clothing International, Inc.	Men's tailored clothing (United States, Canada and Mexico)
Safilo S.p.A.	Men's, women's and children's eyeglasses and non-ophthalmic sunglasses (worldwide, excluding India)

[(1)] During the fourth quarter of 2022, we extended most of our license agreements with G-III for *TOMMY HILFIGER* in the United States and Canada, which now have staggered expirations through 2027, the first of which occurred at the end of calendar 2023. Upon expiration, we intend to bring most of these product categories in-house and directly operate these businesses.

Our Tommy Hilfiger North America segment includes the results of our Tommy Hilfiger wholesale, retail and licensing activities in the United States, Canada and Mexico, and our proportionate share of the net income or loss of our investments in our joint venture in Mexico and in the PVH Legwear LLC joint venture ("PVH Legwear") relating to each joint venture's Tommy Hilfiger business. Our Tommy Hilfiger International segment includes the results of our Tommy Hilfiger wholesale, retail and licensing activities outside of North America, and our proportionate share of the net income or loss of our investments in our joint venture in India, relating to the joint venture's Tommy Hilfiger business, and our joint venture in Brazil. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of the Company's joint ventures.

Calvin Klein Business Overview

Calvin Klein is one of the world's leading global fashion lifestyle brands with a history of bold, non-conformist ideals. Founded in New York in 1968, the brand's minimalist and sensual aesthetic drives our approach to product design and communication, creating a canvas that underpins our promise of creativity, confidence and empowerment. Global retail sales of products sold under the *Calvin Klein* brands, including sales by our licensees, were approximately $9 billion in 2023. Each of the brands has a distinct identity and position in the retail landscape, providing us the opportunity to market domestically and internationally a range of products at various price points, through multiple distribution channels and to different consumer groups.

The *Calvin Klein* brands consist of *Calvin Klein*, *Calvin Klein Jeans*, *Calvin Klein Underwear*, *Calvin Klein Performance* and *CK Calvin Klein*. Products are sold globally in our stores, through our wholesale partners (in stores and online), through pure play digital commerce retailers and on *calvinklein*.com, and principally consist of men's and women's sportswear, jeanswear, underwear, swimwear, footwear and accessories. The products sold under the brands include those produced under licenses with third parties for a broad range of lifestyle products, including fragrance, men's and women's apparel, home furnishings, footwear, eyewear, watches and jewelry in various countries and regions, as well as for certain territories.

Approximately $370 million was spent globally in 2023 in connection with the advertising, marketing and promotion of the *Calvin Klein* brands, with a significant portion related to digital media spend, of which approximately 35% of these expenses were funded by Calvin Klein's licensees and other authorized users of the brands. Calvin Klein's global marketing and communications strategy is to bring together all facets of the consumer marketing experience. The *Calvin Klein* brands continue to generate compelling brand and cultural relevancy by continually evolving and driving consumer engagement. Marketing campaigns for the brand are focused on a truly digital first, socially powered experience for consumers, through the use of global and regional brand ambassadors, capsule collections and experiential events.

Through our Calvin Klein North America and Calvin Klein International segments, we sell *Calvin Klein* products in a variety of distribution channels, including:

- Wholesale — principally consists of the distribution and sale of products in North America, Europe, the Asia-Pacific region and Brazil under the *Calvin Klein* brands. In North America, distribution is primarily through department and specialty stores, warehouse clubs, and off-price and independent retailers, as well as digital commerce sites operated by department store customers and pure play digital commerce retailers. In Europe, the Asia-Pacific region and Brazil, distribution is primarily through department and specialty stores, and digital commerce sites operated by department store customers and pure play digital commerce retailers, as well as through distributors and franchisees.

- Retail — principally consists of the distribution and sale of products under the *Calvin Klein* brands in our stores in North America, Europe, the Asia-Pacific region and Brazil, as well as on the *calvinklein*.com sites we operate in these regions. Our stores in North America are primarily located in premium outlet centers. In Europe, the Asia-Pacific region and Brazil, we operate full-price and outlet stores and concession locations.

- Licensing — we license the *Calvin Klein* brands throughout the world in connection with a broad array of product categories. In these arrangements, Calvin Klein combines its design, marketing and branding skills with the specific manufacturing, distribution and geographic capabilities of its partners to develop, market and distribute these goods, most of which are subject to our prior approval and continuing oversight. Calvin Klein has approximately 40 licensing and other arrangements across the *Calvin Klein* brands. The arrangements generally are exclusive to a territory or product category. Territorial licensees include our joint ventures in India and Mexico.

Calvin Klein's key licensees, and the products and territories licensed, include:

Licensee	Product Category and Territory
Coty Inc.	Men's and women's fragrance (worldwide)
F&T Apparel LLC & KHQ Investment LLC	Children's jeanswear and certain performance wear (United States and Canada)
G-III Apparel Group, Ltd. [(1)]	Women's suits, dresses, sportswear, jeanswear, active performancewear, handbags and small leather goods, men's and women's coats, men's and women's luggage and men's and women's swimwear (United States and Canada with luggage jurisdictions including Europe, Asia and elsewhere)
Hollander Sleep Products LLC, Bedding Acquisition LLC & Keeco, Inc.	Down, polyester and feather duvets, pillows, mattress pads and toppers, and feather beds (United States, Canada & Mexico)
MBF Holdings LLC	Men's and women's *Calvin Klein* and *Calvin Klein Jeans* footwear (United States and Canada)
Marchon Eyewear, Inc.	Men's and women's optical frames and sunglasses (worldwide)
Movado Group, Inc.	Men's and women's watches and jewelry (worldwide)
Peerless Clothing International, Inc.	Men's tailored clothing (United States, Canada and Mexico)

[(1)] During the fourth quarter of 2022, we extended most of our license agreements with G-III for *Calvin Klein* in the United States and Canada, which now have staggered expirations from 2024 through 2027. Upon expiration, we intend to bring most of these product categories in-house and directly operate these businesses.

Our Calvin Klein North America segment includes the results of our Calvin Klein wholesale, retail and licensing activities in the United States, Canada and Mexico, and our proportionate share of the net income or loss of our investments in our joint venture in Mexico and in PVH Legwear, relating to each joint venture's Calvin Klein business. Our Calvin Klein International segment includes the results of our Calvin Klein wholesale, retail and licensing activities outside of North America, and our proportionate share of the net income or loss of our investment in our joint venture in India relating to the joint venture's Calvin Klein business. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of the Company's joint ventures.

Heritage Brands Business Overview

Our Heritage Brands business consists of the design, sourcing and marketing of a selection of men's underwear under the *Nike* brand and men's dress shirts under the *Van Heusen* brand and other licensed brand names. This business included until November 27, 2023, when we completed the Heritage Brands intimates transaction, the design, sourcing and marketing of a varied selection of women's intimate apparel under the *Warner's*, *Olga* and *True&Co.* brands. It also included until August 2, 2021, when we completed the Heritage Brands menswear transaction, the design, sourcing and marketing of a varied selection of sportswear under the *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* brands and the licensing to third parties of these brands for an assortment of product categories.

Our Heritage Brands Wholesale segment derives revenue primarily from the distribution and the sale of products (i) in the United States and Canada through department, chain and specialty stores, warehouse clubs, mass market and off-price retailers (in stores and online), as well as through pure play digital commerce retailers; and (ii) in Australia primarily under the *Van Heusen* brand. This segment also includes our proportionate share of the net income or loss of our investments in our joint venture in Mexico and in PVH Legwear relating to each joint venture's Heritage Brands business. This segment also had included the results of our directly operated digital commerce site for *Van Heusen* and *IZOD* in the United States, which ceased operations during the third quarter of 2021 in connection with the Heritage Brands menswear transaction. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of the Company's joint ventures.

Our Heritage Brands Retail segment ceased operations in 2021. This segment had included the results of our retail stores, primarily located in outlet centers throughout the United States and Canada, through which we marketed a selection of *Van Heusen*, *IZOD* and *Warner's* apparel, accessories and related products directly to consumers. We completed the exit from the business in the fourth quarter of 2021.

Our Business Strategy

At our April 2022 Investor Day, we introduced the PVH+ Plan, our multi-year, strategic plan to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and make PVH one of the highest performing brand groups in our sector. The PVH+ Plan is executed through five key drivers:

- Win with **product** by advancing our category offense with the most compelling products in the market.

- Win with **consumer engagement** using cut through campaigns supercharged by our influencer engine that leverages a powerful network of aspirational talent and by elevating consumer experience.

- Win in the **digitally-led marketplace** by growing our direct-to-consumer channels while strengthening key wholesale partnerships.

- Develop a **demand- and data-driven operating model** by connecting the planning, buying and selling of inventory closer to demand.

- **Drive efficiencies and invest in growth** while improving our cost competitiveness.

These five foundational drivers apply to each of our businesses and are activated in the regions to meet the unique expectations of our consumers around the world.

Other Strategic Opportunities

While our strategic focus is on building the *TOMMY HILFIGER* and *Calvin Klein* brands, we also explore strategic acquisitions of licensed businesses, companies and trademarks, license take-backs and licensing opportunities that we believe are additive to our overall business. These could include product category, platform capability expertise, brand positioning and design perspective needs. We take a disciplined approach to any acquisitions, whether through the acquisitions of our licensed businesses or by seeking new brands with broad consumer recognition that we can grow profitably and expand by leveraging our infrastructure and core competencies.

Seasonality

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales in the first and third quarters, while our retail businesses tend to generate higher levels of sales in the fourth quarter. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter tends to have the highest level of royalty revenue due to higher sales by licensees in advance of the holiday selling season. This seasonal pattern was disrupted temporarily during the COVID-19 pandemic. Working capital requirements vary throughout the year to support these seasonal patterns and business trends.

Design

Our business depends on our ability to appeal and respond to consumer tastes and demands, as well as on our ability to remain competitive in the areas of quality, sustainability and delivering a compelling price value proposition where the consumer is shopping.

Our in-house design teams, together with our merchandising teams, are significant contributors to the continued strength of our brands. Each of our branded businesses employs its own team of designers and merchandisers that are responsible for conceptualizing and implementing the design direction for the brand across the consumer touchpoints of product, stores and marketing. Designers have access to the brands' extensive archives of product designs, which are a valuable resource for new product concepts. Our designers collaborate with merchandising teams that analyze sales, market trends and consumer preferences to identify market opportunities that help guide each season's design process and create a globally relevant product assortment. Leveraging our strategic investments in data and analytics tools, merchandisers are able to gain a deeper understanding of customer behavior that empowers our teams to respond to changes in consumer preferences and demand, as well as scale opportunities across brands with greater speed and efficiency. Our merchandising teams manage the product life cycle to maximize sales and profitability across all channels. In an effort to keep our brands relevant, our teams also work with other brands and key collaborators to design and merchandise brand collaborations. These collaborations are intended to drive brand heat and product relevance with our target consumers.

Product Sourcing

We have an extensive established network of worldwide sourcing partners that enables us to meet our customers' needs without relying on any one vendor or factory or on vendors or factories in any one country. Our products were produced in over 1,000 factories in approximately 40 countries during 2023. All of these factories were operated by independent manufacturers, with most located in Asia.

We source finished products and, to a limited extent, raw materials and trim. Raw materials and trim include fabric, buttons, thread, labels and similar components. Finished products consist of manufactured and fully assembled products ready for shipment to our customers and our stores. Raw material, trim and finished product commitments are generally made two to six months prior to production. We believe that an ample number of alternative suppliers exist should we need to secure additional or replacement production capacity and raw materials.

Our purchases from our suppliers are effected through individual purchase orders specifying the price, quantity, delivery date and destination of the items to be produced. Sales are monitored regularly at both the retail and wholesale levels and modifications in production can be made either to increase or reduce inventories. We look to establish long-term supplier relationships in the appropriate locations throughout the world to meet our needs and we place our orders in a manner designed to limit the risk that a production disruption at any one facility could cause a serious inventory problem, while seeking to maximize pricing opportunities.

The manufacturers of our products are required to meet our quality, human rights, safety, environmental and cost requirements. Our global supply chain teams, offices and buying agents enable us to monitor the quality of the goods manufactured by, and the delivery performance of, our suppliers and work with our global compliance teams to ensure the enforcement of our human rights and labor standards and other code of conduct requirements through our ongoing extensive training, approval and monitoring system. They also monitor and track the primary cost inputs to the finished product to ensure that we pay the most appropriate cost for our finished goods.

We continue to explore new areas of production that can grow with our businesses. Our country of origin strategy provides a flexible approach to product sourcing, which enables us to maximize regional opportunities and mitigate our potential exposure to risks associated with new duties, tariffs, surcharges, or other import controls or restrictions.

We also continue to develop strategies that can enhance the operational efficiency of our supply chain and unlock gross margin opportunities. In addition to expanding our use of 3D design technology to reduce the time needed to bring products to market, we have also utilized 3D showrooms to be more cost and time efficient. Speed is another critical focus area across the Company. We have implemented various speed models, core replenishment and read and react capabilities for select categories to enhance our operations and make our business model more dynamic and responsive, while also increasing service levels, reducing inventory exposure and improving quality and consumer value. We believe the enhancement of our supply chain efficiencies and working capital management through the effective use of our distribution network and overall infrastructure will allow us to control costs better and provide improved service to our customers.

Corporate Responsibility

As one of the largest fashion companies in the world, we recognize that we have a responsibility to address our environmental and social impacts by continuing to drive fashion forward for good.

Our long-term corporate responsibility strategy - *Forward Fashion* - is our guiding principle in our journey to make progress toward our environmental, social and inclusion and diversity targets and plays an increasingly important role in our PVH+ Plan. The *Forward Fashion* strategy has recently been revised to focus on three pillars:

- Accelerating climate action by transitioning to net zero greenhouse gas emissions and evolving our operations to preserve resources and nature.

- Advancing human rights by respecting, promoting and realizing fundamental principles and rights for those working in our supply chains.

- Championing inclusion and diversity by promoting inclusion, equity, belonging and opportunity for the advancement of our associates and communities.

We issue an annual report on our corporate responsibility efforts that can be found on our corporate website. We encourage you to read our annual Corporate Responsibility Report on our PVH.com corporate website for more detailed information regarding our environmental and social programs and initiatives. None of our corporate website, our Corporate Responsibility Report nor any portions thereof are incorporated by reference into this Annual Report.

Warehousing, Distribution and Logistics

Our products are shipped from manufacturers to our wholesale and retail warehousing and distribution centers for inspection, sorting, packing and shipment. Centers range in size, and our main facilities, some of which are owned and operated by independent third parties, are located in the United States, the Netherlands, Canada, China, Japan, South Korea, Brazil and Australia. Our warehousing and distribution centers are designed to provide responsive service to our wholesale and digital commerce customers, as well as our retail stores, on a cost-effective basis.

Material Customers

Our largest customers account for a meaningful portion of our revenue. Sales to our five largest customers were 13.3% of our revenue in 2023, 14.1% of our revenue in 2022 and 15.0% of our revenue in 2021. No single customer accounted for more than 5% of our revenue in 2023, 2022 or 2021.

Advertising and Promotion

Our marketing programs are an integral component of our brands' relevance and success of the products offered under them. We are focused on driving consumer engagement though a digital-first 360° approach around key hero products and key consumer moments, utilizing our iconic brands as creative platforms for collaborations, capsule collections and experiential events, and partnering with culturally relevant talent to build brand heat. Our initiatives fuse entertainment, pop culture, and digital commerce in innovative ways that digitally immerse consumers.

We build each of our brands to be a leader in its respective market segment, with strong consumer awareness, relevance and consumer loyalty. We design and market our products to complement each other, satisfy lifestyle needs, emphasize product features important to our target consumers, including sustainability attributes, deliver a strong price/value proposition and encourage consumer loyalty.

Our marketing and advertising efforts encompass marketing, communications, social media and special events. Our in-house teams coordinate our brands' marketing and advertising, tailoring the overall consumer experience for all regions and product lines, and across all channels of distribution. We believe that this enhanced marketing approach enables us to meet our consumers' needs as we adapt to their rapidly changing demands.

A significant emphasis of our marketing programs is digital media, including our digital commerce platforms and social media channels, which allow us to expand our consumer reach and enable us to provide timely information in an entertaining fashion in regard to our products, special events, promotions and store locations. Tommy Hilfiger's digital commerce site, *tommy*.com, and Calvin Klein's digital commerce site, *calvinklein*.com, serve as marketing vehicles to complement the ongoing development of the *TOMMY HILFIGER* and *Calvin Klein* lifestyle brands, respectively, in addition to offering a broad array of apparel and licensed products. In 2023, a significant portion of our marketing and advertising spend related to digital media.

We leverage new ways to engage consumers through livestreaming fashion shows and other consumer activations and in partnership with top live-streamers and pure play partners, as well as through new innovative and creative ways that engage consumers in the metaverse. In addition, we advertise our brands through sport sponsorships and product tie-ins. We believe that our use of high-profile brand ambassadors and well-known social media influencers helps drive our brand awareness and cultural relevance. We have focused on better aligning regional needs with regional and local ambassadors and influencers to best cater to local market needs and unique activations. Additionally, the *TOMMY HILFIGER* brand marketing and communications team coordinates personal appearances by Mr. Tommy Hilfiger, including at brand events, as part of their efforts.

Our approach is intended to ensure a consistent consumer experience in the digitally led marketplace that is seamlessly connected both online and offline, across all of our digital commerce, retail and wholesale channels.

Trademarks

We own the *TOMMY HILFIGER* and *Calvin Klein* trademarks, as well as related trademarks (*e.g.*, the *TOMMY HILFIGER* flag logo and crest design). Our owned trademarks are registered for use in each of the primary countries where our products are sold and additional applications for registration of these and other trademarks are made in jurisdictions to accommodate new marks, uses in additional trademark classes or additional categories of goods or expansion into new countries.

Mr. Tommy Hilfiger is prohibited in perpetuity from using, or authorizing others to use, the *TOMMY HILFIGER* marks (except for the use by Mr. Hilfiger of his name personally and in connection with certain specified activities). In addition, we are prohibited in perpetuity from selling products not ordinarily sold under the names of prestige designer businesses or prestige global lifestyle brands without Mr. Hilfiger's consent, from engaging in new lines of business materially different from such types of lines of business without Mr. Hilfiger's consent, or from disparaging or intentionally tarnishing the *TOMMY HILFIGER*-related marks or Mr. Hilfiger's personal name.

Mr. Calvin Klein retains the right to use his name, on a non-competitive basis, with respect to his right of publicity, unless those rights are already being used in our Calvin Klein business. Mr. Klein also has been granted a royalty-free worldwide right to use the *Calvin Klein* mark with respect to certain personal businesses and activities, subject to certain limitations designed to protect the image and prestige of the *Calvin Klein* brands and to avoid competitive conflicts.

Our trademarks are the subject of registrations and pending applications throughout the world for use on a variety of apparel, footwear and related products, as well as licensed product categories and other trademark classes relevant to how we conduct business. We continue to expand our worldwide usage and registration of new and related trademarks. In general, trademarks remain valid and enforceable as long as the marks continue to be used in connection with the products and services with which they are identified and, as to registered tradenames, the required registration renewals are filed. In markets where products bearing any of our brands are not sold by us or any of our licensees or other authorized users, our rights to the use of trademarks may not be clearly established.

Our trademarks and other intellectual property rights are valuable assets and we vigorously seek to protect them on a worldwide basis against infringement. We are susceptible to others imitating our products and infringing on our intellectual property rights. The *TOMMY HILFIGER* and *Calvin Klein* brands enjoy significant worldwide consumer recognition and their price-positioning provides opportunity and incentive for counterfeiters and infringers. We have broad, proactive enforcement programs that we believe have been generally effective in controlling the sale of counterfeit products in our key markets.

Competition

The apparel industry is competitive as a result of its fashion orientation, mix of large and small producers, low barriers to entry for digitally native brands, the flow of domestic and imported merchandise and the wide diversity of retailing methods. We compete with numerous global domestic and foreign designers, brand owners, manufacturers and retailers of apparel, accessories and footwear, including, in certain circumstances, the private label brands of our wholesale customers. Additionally, with the substantial growth in the digital channel, there are more companies in the apparel sector and an increased level of transparency in pricing and product comparisons, which impacts purchasing decisions. Consumers also are increasingly focused on circularity with respect to apparel and the option from new market players to rent or purchase pre-owned apparel also is impacting purchasing decisions.

We believe we are well-positioned to compete in the apparel industry on the basis of style, quality, price and service. Our business depends on our ability to remain competitive in these areas, as well as on our ability to stimulate consumer tastes and demand through our product offerings and marketing and advertising efforts. Our brands are positioned to sell globally at various price points and in multiple channels of distribution. This enables us to offer differentiated products to a broad range of consumers, reducing our reliance on any one demographic group, product category, price point, distribution channel or region. Our brands have long histories and enjoy high recognition and awareness within their respective consumer segments. The worldwide recognition of the *TOMMY HILFIGER* and *Calvin Klein* brands provides us with significant global opportunities to expand their global penetration in existing markets, into new markets and into additional product categories.

Imports and Import Restrictions

Most of our products are imported into the countries where they are sold. These products are subject to various customs laws, which may impose tariffs, as well as quota restrictions and other laws and regulations covering imports. The United States and other countries in which we sell our products may impose, from time to time, new duties, tariffs, surcharges, or other import controls or restrictions, including the imposition of a "safeguard quota," or adjust presently prevailing duty or tariff rates or levels. Additionally, other governmental actions, such as the imposition by U.S. Customs and Border Protection ("CBP") of Withhold Release Orders ("WROs") have had, continue to have and, in the future, may have an impact on our ability to import goods. We, therefore, continuously monitor import restrictions and developments. We seek to minimize, where appropriate and possible, our potential exposure to import related risks through, among other measures, adjustments in product design and fabrication, shifts of production among countries (including consideration of countries with tariff preference and free trade agreements), and manufacturers, and geographical diversification of our sources of supply. In some instances, production of a specific product category, component parts or raw materials may be highly concentrated in one country, giving us less flexibility to make adjustments.

Our industry has experienced and we have been impacted by increased regulation and enforcement, in particular in regards to concerns around forced labor in supply chains. Please see our risk factor "*We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations*" in Item 1A, "Risk Factors," for further discussion.

Government Regulations

Our business is subject to various United States federal, state, and local and foreign laws and regulations, including environmental, health and safety laws and regulations. In addition, we may incur liability under environmental statutes and regulations with respect to the contamination of sites that we own or operate or previously owned or operated (including contamination caused by prior owners and operators of such sites and neighboring properties, or other persons) and the off-site disposal of hazardous materials. We believe our operations are in compliance with the terms of all applicable laws and regulations and our compliance with these laws and regulations has not had, and is not expected to have, a material effect on our capital expenditures, cash flows, earnings or competitive position.

Human Capital Resources

We believe that attracting, developing and retaining capable and diverse talent is critical to our long-term success. To facilitate talent attraction and retention, we strive to create a strong associate experience and a diverse and inclusive workplace, with opportunities for our associates to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between our associates and their communities.

Governance and Oversight

The PVH Board of Directors and its committees provide oversight on human capital matters. The Nominating, Governance & Management Development Committee is charged, in part, with monitoring issues of corporate conduct and culture, and provides oversight of diversity, equity and inclusion policies and programs as it relates to our management development, talent assessment and succession planning programs and processes. The Board's Corporate Responsibility Committee is responsible for monitoring policies and performance related to corporate responsibility, including employment and workers' rights, and matters relating to health and safety (with particular regard to building and fire safety and health conditions in our supply chains). In addition, our Executive Leadership Team is regularly engaged in the development and management of key associate programs and initiatives, guiding our culture, associate experience, and talent development programs.

Associate Information

As of February 4, 2024, we employed approximately 29,000 associates, of which approximately 12,000 associates were employed on a part-time basis. Approximately 34% of our associates are employed in the United States. Approximately 66% of our associates are employed in Company-operated retail stores, 27% are assigned to offices and 7% are employed in warehousing and distribution facilities. Our use of seasonal workers is not significant and is largely associated with the Christmas and Lunar New Year selling periods. Approximately 1% of our total associate population is represented for the purpose of collective bargaining by two different unions in the United States. Our collective bargaining agreements generally are for three-year terms. In some international markets, a significant percentage of associates are covered by governmental labor arrangements. Additionally, we have one or more works councils in several European countries. Works councils are organizations that represent workers in respect to certain actions management seeks to take that could have a broad effect on the workers. We believe that our relations with our associates are good.

Diversity, Equity and Inclusion

Our culture is grounded in our values. We seek to cultivate an environment of inclusion, equity and belonging for all to build a better workplace, drive innovation in the marketplace and create positive impacts in our communities.

We believe we benefit from the unique strengths that each of our associates brings to the workplace, and that a diverse workforce is critical to our long-term success. We strive to improve continuously and make PVH an inclusive work environment through diversity recruitment, development programs, and equitable policies and initiatives. One example is our business resource groups ("BRGs"), which are associate-initiated and associate-led groups that foster an inclusive culture and are intended to contribute to the overall success of the business. We have ten BRGs with 21 chapters globally, most of which are comprised of associates from traditionally underrepresented groups and allies who support them. The BRGs are dedicated to bringing associates together to increase professional and social networks, enhance career development and business acumen, and contribute to building a more inclusive work environment. These groups are supported by our global and regional Inclusion and Diversity ("I&D") Councils.

Our Chief Diversity Officer leads the development and implementation of an integrated global I&D strategy and works to enhance our ability to attract, develop, retain and promote diverse talent. The diversity of the Board of Directors continues to be a focus of the Board refreshment program. The seven independent directors who have joined the Board since 2015 include four women, a Southeast Asian and a director who self-identifies as Black/bi-racial and LGBTQIA+. These diverse directors comprise over 50% of our Board, bring with them strong operating and industry experiences, and contribute important and diverse perspectives that help better mirror the overall make-up of our associate and consumer populations.

Our I&D efforts have been recognized externally over the years, including PVH being named in 2023 to *Forbes* World's Top Companies for Women. We also ranked as one of America's Most JUST Companies by JUST Capital in 2023.

Talent Management and Development

Our talent management and development processes support associate performance, development, and talent and succession planning. We regularly review succession plans and conduct assessments to identify talent needs and growth paths for our associates.

Developing our associates is a key strategic priority for us. In 2023, strengthening people manager capability was a focus area supported by the release of the Manager Studio, a global digital destination and suite of learnings intended to support people managers in driving performance, leading teams, and building culture. Through Manager Studio, people managers are supported through the six essential management moments that together create a consistent associate experience and allow teams to deliver impact on our business objectives. This complements PVH University, our global internal learning and development platform, that provides engaging and impactful learning content tools and learning opportunities that empower associates to build core competencies and develop skills necessary for improvement and advancement. Additionally in 2023, we enhanced our performance management practices to enable stronger connections between the PVH+ Plan and individual associates' priorities, and to motivate our associates to develop, leverage their strengths, and grow a career at PVH.

Compensation, Benefits and Wellness

We are committed to providing market competitive compensation and benefits, tailoring our offerings to the countries and regions where our associates work to best position our programs locally while recognizing differing levels and types of government-provided and mandated benefits. These benefits include, among other things, corporate wellness programs, retirement plan benefits, flexible and hybrid working arrangements, a global employee assistance program, paid parental and other supportive leaves, recognition programs (for exemplary work, work anniversaries, etc.) and an associate discount program.

We recognize how important it is for our associates to take care of themselves, and we provide benefits, programs and services so they can take the time to focus on their physical, mental and financial health and their families and loved ones. We continue to offer Virgin Pulse and Headspace to global associates, applications that support wellbeing, and we closed the majority of our global offices in recognition of World Mental Health Day. "Work from Anywhere" weeks provide associates with the flexibility to work up to four weeks each year from anywhere. Across all regions, we continued the practice of meeting-free Friday afternoons as associates transitioned to hybrid work.

In regard to compensation, we are committed to achieving pay equity and have developed a global framework of consistent guidelines and practices on compensation. We have engaged third party experts in the past to conduct global studies of gender and ethnicity pay equity, and intend to conduct additional studies in the future.

We are committed to supporting our associates in times of need. We have established a Company- and associate-funded Associate Relief Fund that provides grants to eligible associates experiencing personal hardship due to natural disasters, personal calamities and other events.

Associate and Community Engagement

We believe it is critical that our associates are informed and engaged. We communicate frequently with our associates through a variety of methods, including our news app, PVH Insider, which reaches associates around the world; our intranet site, the Thread; town hall meetings on regional, business-wide and global bases; and our regular global PVH Listens survey, as well as pulse surveys. We develop action plans based on the insights from these communications to strengthen programs and address any concerns to enhance associate experience.

Local community engagement activities exist in all major office locations. Our global philanthropic efforts are led by The PVH Foundation, a nonprofit corporation which supports global, national, and local nonprofits in communities where our associates work and live. PVH's matching gift program allows our associates to have their philanthropic donations to qualifying organizations matched by The PVH Foundation to increase their impact. Associates are also offered paid time off each year to volunteer with organizations of their choice.

We encourage you to read our annual Corporate Responsibility Report on our PVH.com corporate website for more detailed information regarding our social and corporate governance programs and initiatives. None of our corporate website, our Corporate Responsibility Report nor any portions thereof are incorporated by reference into this Annual Report.

Executive Officers of the Registrant

The following table sets forth the name, age and position of each of our executive officers:

Name	Age	Position
Stefan Larsson	49	Chief Executive Officer
Zachary Coughlin	48	Executive Vice President and Chief Financial Officer
Martijn Hagman	49	Chief Executive Officer, Tommy Hilfiger Global and PVH Europe
Mark D. Fischer	62	Executive Vice President, General Counsel and Secretary
Amba Subrahmanyam	50	Executive Vice President, Chief People Officer
Eva Serrano	51	Global Brand President, Calvin Klein

Mr. Larsson joined us as President in 2019 and became Chief Executive Officer on the first day of 2021. From 2015 until 2017, Mr. Larsson was President and Chief Executive Officer of Ralph Lauren Corporation. From 2012 until 2015, he was the Global President of Old Navy, Inc., a division of The Gap, Inc.

Mr. Coughlin joined us as Executive Vice President, Chief Financial Officer in 2022. From 2019 until 2021, Mr. Coughlin was Group Chief Financial Officer and Chief Operating Officer of DFS Holdings Limited, a subsidiary of the LVMH Group. From 2015 until 2018, he was Chief Financial Officer of Converse, Inc., a subsidiary of Nike, Inc.

Mr. Hagman has been employed by us (including his employment within our Tommy Hilfiger organization prior to the Tommy Hilfiger acquisition) since 2008. He was named Chief Financial Officer, PVH Europe in 2013, Chief Operating and Financial Officer, PVH Europe in 2017, and Chief Executive Officer, Tommy Hilfiger Global and PVH Europe in 2020.

Mr. Fischer joined us as Vice President, General Counsel and Secretary in 1999. He became Senior Vice President in 2007 and Executive Vice President in 2013.

Ms. Subrahmanyam joined us as Executive Vice President, People, PVH Americas and Calvin Klein Global in 2022 and became Executive Vice President, Chief People Officer effective February 5, 2024. From 2017 until 2021, Ms. Subrahmanyam was Senior Vice President, Chief Human Resources Officer and Social Impact of Kate Spade New York, a subsidiary of Tapestry, Inc. From 2015 until 2017, she was Senior Vice President, Chief Human Resources Officer of Stuart Weitzman, a subsidiary of Tapestry, Inc.

Ms. Serrano joined us as Global Brand President, Calvin Klein on March 6, 2023. From 2019 until joining PVH, Ms. Serrano was President, Inditex Greater China, having served as International Commercial Director for Zara Asia Pacific, a subsidiary of Inditex, from 2006 to 2018.

Item 1A. Risk Factors

The following risk factors should be read in conjunction with the other information set forth herein when evaluating our business and the forward-looking statements made herein. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on our business, financial condition or results of operations. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may occur or become material and also may adversely affect our business, financial condition or results of operations.

<u>**Business and Operational Risks**</u>

A significant portion of our revenue and gross profit is derived from a small number of large wholesale customers and the loss of any of these customers or significant financial difficulties in their businesses could substantially reduce our revenue.

A small number of our customers account for a meaningful portion of our revenue. Sales to our five largest customers were 13.3%, 14.1% and 15.0% of our revenue in 2023, 2022 and 2021, respectively. No single customer accounted for more than 5% of our revenue in any such year.

We do not have long-term agreements with any of our customers and purchases generally occur on an order-by-order basis. A decision by any major customer, whether motivated by marketing strategy, competitive conditions, financial difficulties, climate impacts or otherwise, to decrease significantly the amount of merchandise purchased from us or our licensing or other partners, or to change their manner of doing business with us or our licensing or other partners for any reason, including due to store closures, reduced traffic and consumer spending trends, or product delivery delays, such as those that resulted from the COVID-19 pandemic, could reduce substantially our revenue and materially adversely affect our profitability.

The retail industry has seen a great deal of consolidation and other ownership changes, as well as store closing programs, restructurings, reorganizations, management changes and activist shareholder campaigns. We expect these disruptions to be ongoing, particularly as omnichannel strategies and digital commerce continue to grow. In the future, retailers also may reposition their stores' target markets or marketing strategies. Any of these types of actions could result in a further decrease in the number of stores to which we can sell, to which we want to sell or which want to carry our products and there can be no assurance that these sales can be fully offset by sales through digital channels. Additionally, stores may purchase a smaller amount of our products and reduce the retail floor space designated for our brands. These changes could decrease our opportunities in the market, increase our reliance on a smaller number of customers or decrease our negotiating strength with our customers. These factors could have a material adverse effect on our financial condition and results of operations.

We may not be able to continue to develop and grow our Tommy Hilfiger and Calvin Klein businesses.

Our PVH+ Plan strategy involves growing our Tommy Hilfiger and Calvin Klein businesses. Our achievement of revenue and profitability growth from these businesses will depend largely upon our ability to:

- continue to maintain and enhance the distinctive brand identities of the *TOMMY HILFIGER* and *Calvin Klein* brands;

- continue to maintain good working relationships with our brand licensees and enter into new, or renew or extend existing, license agreements and successfully transition licensed businesses in house, including our announced plan to bring in house over time most of the product categories currently licensed to G-III, our largest licensee of both brands, and directly operate those businesses; and

- continue to strengthen and expand the Tommy Hilfiger and Calvin Klein businesses.

We cannot assure you that we can execute successfully any of these actions, nor can we assure you that the launch of any additional product lines or businesses by us or our licensees or that the continued offering of these lines will achieve the degree of consistent success necessary to generate profits or positive cash flow. Our ability to carry out our growth strategy successfully may be affected by, among other things, our ability to enhance our relationships with existing customers to obtain additional selling space or add additional product lines, our ability to develop new relationships with retailers, economic and competitive conditions, changes in consumer spending patterns and changes in consumer tastes and style trends. If we fail to continue to develop and grow our businesses, our financial condition and results of operations may be materially adversely affected.

Our success depends on the value of our "TOMMY HILFIGER" and "Calvin Klein" brands and, if the value of either of those brands were to diminish, our business could be adversely affected.

Our success depends on our brands and their value. The *TOMMY HILFIGER* name is integral to the existing Tommy Hilfiger business, as well as to our strategies for continuing to grow and expand the business. Mr. Hilfiger, who continues his role of Principal Designer, is closely identified with the *TOMMY HILFIGER* brands and any negative perception with respect to Mr. Hilfiger could adversely affect the brands. In addition, under Mr. Hilfiger's employment agreement, if his employment is terminated for any reason, his agreement not to compete with the Tommy Hilfiger business will expire two years after such termination. Although Mr. Hilfiger could not use any *TOMMY HILFIGER* trademark in connection with a competitive business, his association with a competitive business could adversely affect the Tommy Hilfiger business. We also have exposure with respect to the *Calvin Klein* brands, which are integral to the existing Calvin Klein business and could be adversely affected if Mr. Klein's public image or reputation were to be tarnished.

In addition, brand value and reputation, and consumer patronage could diminish significantly due to numerous other factors, including consumer attitudes regarding social and political issues, consumer perceptions of our position on these issues, the positions taken by celebrities, athletes and others who promote our products (and our response to the same), a belief that we or our business partners have acted in an irresponsible or unacceptable manner, or environmental impact or sustainability claims made in regard to products under our brands. Negative claims or publicity regarding the *TOMMY HILFIGER* or *Calvin Klein* brands, stores or products, including stores operated by business partners and licensed products, or regarding celebrities, athletes and others who promote our products, as well as our treatment of employees and customers, particularly when made on social media, which has the potential to rapidly accelerate the timing and reach of negative publicity, also could adversely affect the brands' reputations and our sales even if the subject of such publicity is unverified or inaccurate and we seek to correct it.

Increased regulation and stakeholder scrutiny regarding our environmental, social and governance ("ESG") matters, could result in additional costs or risks and adversely impact our reputation.

There is an increased focus from consumers, investors, our associates and other stakeholders on ESG matters, which has led to increased pressure to expand our disclosures, ensure labor and other sustainability standards within our value chain, make and establish corporate responsibility goals, and take actions to meet them, which could expose us to regulatory, legal, market, operational and execution costs or risks. The emergence of legislation and regulation regarding marketing of goods, business practices, and public reporting and disclosures related to issues under the ESG umbrella could also lead to risks associated with non-compliance. We seek to comply with all applicable laws, rules and regulations and have established focus areas and targets under our *Fashion Forward* corporate responsibility strategy in respect to many ESG measures, including in regard to greenhouse gas emissions, water usage and usage of more environmentally preferred materials and packaging, human rights, diversity, and more. There can be no assurance that we can achieve compliance without significant impact on our business or results of operations or that our stakeholders will agree with our strategy or that we will be successful in achieving our goals. Our targets are ambitious and inability to achieve them or comply with ESG reporting regulations could adversely affect our reputation and the reputation of our brands, sales and demand for our products, retention of our associates, willingness of our suppliers to do business with us, and investor interest in our securities.

Our business is heavily dependent on the ability and desire of consumers to travel and shop.

Reduced consumer traffic and purchasing, whether in our own retail stores or the stores operated by our business partners, could have a material adverse effect on our financial condition, results of operations and cash flows. Reductions could result from economic conditions, fuel shortages, increased fuel prices, travel restrictions, travel concerns and other circumstances, including adverse weather conditions, such as droughts and extreme heat, natural disasters, terrorist attacks or the perceived threat of terrorist attacks. Disease epidemics and other health-related concerns, such as the COVID-19 pandemic, also could result in (and, in the case of the pandemic, had resulted in) closed stores, reduced consumer traffic and purchasing, as consumers become ill or limit or cease shopping in order to avoid exposure, or governments impose mandatory business closures, travel restrictions, vaccine mandates or the like to prevent the spread of disease. War, such as the current war in Ukraine and the Israel-Hamas war, or the perceived threat of war, also could result in (and, in the case of the war in Ukraine and the Israel-Hamas war, has resulted in) closed stores (both those operated by us and by our business partners), and reduced consumer traffic and purchasing. Additionally, political or civil unrest and demonstrations also could affect consumer traffic and purchasing.

Our U.S. retail store operations are a material contributor to our revenue. The majority of our United States stores are located away from major residential centers or near vacation destinations, making travel and tourism a critical factor in their success. These retail businesses historically also have had a significant portion of their revenue attributable to sales to international tourists and, as such, have been negatively affected by the decrease in international tourists coming to the United States as a result of lingering negative impacts on travel and tourism as a result of the COVID-19 pandemic and other issues. In addition to the factors discussed above, international tourism to the United States could be reduced, as could the extent to which international tourists shop at our stores, during times of a strengthening United States dollar, particularly against the euro, the Brazilian real, the Canadian dollar, the Mexican peso, the Korean won and the Chinese yuan. Reductions in international tourist traffic and spending have had, and in the future may have, a material adverse effect on our financial condition and results of operations.

Other factors that could affect the success of our stores include:

- the location of the store or mall, including the location of a particular store within the mall;

- the other tenants of the mall;

- increased competition in areas where the stores are located;

- the amount of advertising and promotional dollars spent on attracting consumers to the store or mall;

- the changing patterns of consumer shopping behavior;

- increased competition from online retailers; and

- the diversion of sales from our retail stores to our digital commerce sites.

Our inability to execute our digital commerce strategy could materially adversely affect the reputation of our brands and our revenue and our operating results may be harmed.

Digital commerce revenue experienced strong growth during the COVID-19 pandemic, both with respect to our direct-to-consumer businesses and our wholesale business (*i.e.*, sales to pure play and digital commerce businesses of traditional retailers). Growing digital revenue continues to be a focus for us, representing approximately 20% of our total revenue during 2023. Our success depends, in part, on third parties and factors over which we have limited control, including changing consumer preferences and buying trends relating to digital commerce usage and promotional or other advertising initiatives employed by our wholesale customers or other third parties on their digital commerce sites. Any failure on our part, or on the part of our digital partners, to provide digital commerce platforms that attract consumers, build our brands, provide a satisfactory consumer purchasing experience and result in repeat consumer purchases could result in diminished brand image, relevance and loyalty, and lost revenue. Additionally, as online channels continue to grow in importance, the failure to attract new and existing consumers to our digital commerce channels and those operated by our wholesale partners and franchisees, will adversely affect our financial condition and results of operations.

Our operation of digital commerce sites poses risks and uncertainties including:

- changes in required technology interfaces;

- website downtime and other technical failures;

- costs and technical issues from website software upgrades;

- data and system security;

- computer viruses; and

- changes in applicable laws and regulations.

Keeping current with technology, competitive trends, security and the like may increase our costs and may not succeed in increasing sales or attracting consumers. Our failure to respond successfully to these risks and uncertainties might adversely affect the reputation of our brands and our revenue and results of operations.

The success of our digital strategy depends, in part, on consumer satisfaction, including timely receipt of orders. Fulfillment of these orders requires different logistics operations than for our retail store and wholesale customer operations. We need adequate capacity, systems and operations to sustain and support the continued growth in our digital commerce businesses. If we encounter difficulties with our operation of our directly operated distribution facilities or in our relationships with the third parties who operate our other distribution facilities, or if any such facilities were to shut down or be limited in capacity for any reason, including as a result of fire or other casualty, natural disaster, systems disruption (including as a result of ransomware and other cybersecurity attacks), labor shortage or other interruption, including as a result of epidemics and other health-related concerns (such as had occurred during the COVID-19 pandemic), or if there is a significant increase in demand for shipping capacity (as was the case in 2021 and through the first half of 2022), we may experience (and, due to these factors in the past, have experienced) disruption or delay in distributing our products to our consumers, which could result in consumer dissatisfaction and lost sales. Additionally, in the event of any of the foregoing, we may incur higher costs than anticipated to ensure smooth and timely operation. Any of the foregoing could have an adverse effect on the reputation of our brands and our revenue and results of operations.

Global economic conditions, including volatility in the financial and credit markets, may adversely affect our business.

Economic conditions in the past have adversely affected, and in the future may adversely affect, our business, our customers and licensees and their businesses, and our financing and contractual arrangements, as a result of, among other factors, pandemics, inflationary pressures, rising interest rates, recession fears, the war in Ukraine and the Israel-Hamas war, and the recent militant attacks on commercial shipping vessels in the Red Sea, and their potential for broader macroeconomic implications. Such conditions, amongst other things, have resulted, and in the future may result, in financial difficulties leading to restructurings, bankruptcies, liquidations and other unfavorable events for our customers and licensees, may cause such customers to reduce or discontinue orders of our products and licensed products sold by our licensees, and may result in customers being unable to pay us for products they have purchased from us and licensees being unable to pay us royalties owed to us. Financial difficulties of business partners also may affect their ability to access credit markets or lead to higher credit risk relating to receivables from them.

Volatility in the financial and credit markets due, in part, to inflationary pressures, could also make it more difficult or expensive for us to obtain financing or refinance existing debt when the need arises, or on terms that would be acceptable to us. We have debt with near-term maturities, specifically our senior notes coming due in 2024 and 2025 that will need to be paid or refinanced.

We primarily use foreign suppliers for our products and raw materials, which poses risks to our business operations.

Our apparel, footwear and accessories are produced by and purchased or procured from independent manufacturers in approximately 40 countries, with most being located in Asia. Although no single supplier or country is or is expected to become critical to our production needs, any of the following could materially and adversely affect our ability to produce or deliver our products and, as a result, have a material adverse effect on our business, financial condition and results of operations:

- political or labor instability or military conflict involving any of the countries in which we, our contractors, or our suppliers operate, which could cause a delay in the production or transportation of our products and raw materials to us and an increase in production and transportation costs;

- heightened terrorism security concerns, which could subject imported or exported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundments of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales, increased costs for our anti-counterfeiting measures and damage to the reputation of our brands;

- limitations on our ability to use raw materials or goods produced in a country that is a major provider due to political, human rights, labor, environmental, animal cruelty or other concerns;

- a significant decrease in factory and shipping capacity or a significant increase in demand for such capacity;

- a significant increase in wage, freight, shipping and other logistics costs, including as a result of disruption at ports of entry, which could result (and in the case of the pandemic, did result in) increased freight and other logistics costs;

- natural disasters, such as floods, earthquakes, wildfires and droughts, the frequency of some of which may be increasing due to climate change, could result in closed factories and scarcity of raw materials (particularly cotton);

- disease epidemics and other health related concerns, such as the COVID-19 pandemic, which could result in (and in the case of the pandemic, did result in certain of the following) a significant decrease in factory and shipping capacity, closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

- the migration and development of manufacturers, which could affect where our products are or are planned to be produced;

- the adoption of regulations, quotas and safeguards relating to imports and our ability to adjust timely to changes in trade regulations, which, among other things, could limit our ability to produce products in cost-effective countries that have the labor and expertise needed;

- the implementation of new or increased duties, tariffs, taxes and other charges on imports; and

- the regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions, such as the listing of a person or entity as a SDN (Specially Designated Nationals and Blocked Persons) by the United States Department of the Treasury's Office of Foreign Assets Control and the issuance of WROs by the CBP.

We continuously look for alternative sourcing options, but we may not be able to shift timely, if at all, production from a country when new or increased duties, tariffs, taxes or other charges are imposed. In addition, higher costs in sourcing from other countries, including because others in the industry are looking to move production for the same reason, may make the move price-prohibitive. We may not be able to pass the entire cost increase resulting from tariffs, duties, taxes or other expenses onto consumers or could choose not to. Any increase in prices to consumers could have an adverse impact on our direct sales to consumers, as well as sales by our wholesale customers and our licensees. Any adverse impact on such sales or increase in our cost of goods sold could have a material adverse effect on our business and results of operations.

Various actions by the United States Government (including SDN designations, the enactment of the Uyghur Forced Labor Prevention Act and issuances of WROs), have prohibited or limited the business that companies like us and, in many cases, our business partners, can conduct with numerous individuals, companies and entities who operate in sanctioned jurisdictions, as well as the direct or indirect production of goods and the use of raw materials in and from these jurisdictions. These and other actions have affected and could continue to affect the sourcing and availability of raw materials used by our suppliers in the manufacturing of certain of our products. These and related matters also have been subject to significant scrutiny and contention in China, the United States and elsewhere, resulting in criticism against multinational companies, including us. As a consequence, these matters (and matters like them) have the potential to affect our revenue and the reputation of our brands and us. In addition, while we make efforts to confirm that SDNs, people and materials covered by WROs, and other sanctioned entities, people and materials are not present in our supply chain, we could be subject to penalties, fines or sanctions if any of the vendors from which we purchase goods is found to have dealings, directly or indirectly, with SDNs or other sanctioned persons or in banned materials.

An additional risk that is related to the foreign production of goods is in regard to the transportation of goods from such foreign locations. Strikes, work slowdowns and stoppages and other actions at ports of shipment and entry could slow or stop the inflow of goods. Additionally, shipments are threatened by piracy, military actions and terrorism on shipping routes (like the current attacks on shipping lanes in the Red Sea by Iranian proxies), and similar actions. The impact of these conditions could be the same as described in the risk factor entitled "*We depend on third parties to manufacture our products and any disruption in our relationships with these parties or in their businesses may materially adversely affect our business.*"

If our suppliers, licensees, or other business partners, or the suppliers used by our licensees, fail to use legal and ethical business practices, our business could suffer.

We require our suppliers, licensees and other business partners, and the suppliers used by our licensees, to operate in compliance with international labor standards and applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in order to promote ethical business practices. We audit, or have third parties audit, the operations of these independent parties to determine compliance. However, we do not oversee the entirety of the operations and supply chains utilized by our business partners and our licensees, including with respect to their labor, manufacturing and other business practices in their supply chains. Our industry has experienced and we have been impacted by increased regulation and enforcement, in particular in regards to concerns around forced labor in supply chains. These trends are expected to continue, especially through action in the countries where we sell most of our products.

If any of these suppliers or business partners violates labor, environmental, building and fire safety, or other laws or implements labor, manufacturing or other business practices that are generally regarded as unethical, the shipment of finished products to us or our customers could be interrupted, orders could be canceled and relationships could be terminated. Further, we could be prohibited from importing goods by governmental authorities. In addition, we could be the focus of adverse publicity and our reputation and the reputation of our brands could be damaged. Any of these events could have a material adverse effect on our revenue and, consequently, our results of operations.

We depend on third parties to manufacture our products and any disruption in our relationships with these parties or in their businesses may materially adversely affect our business.

We depend on third parties to manufacture all products that we sell. A manufacturer's failure to ship products to us in a timely manner, as well as logistics disruptions, as occurred from 2021 and into 2023 as a result of the COVID-19 pandemic, or for manufacturers to meet required quality standards could cause us to miss the delivery date requirements of our customers for those products, as well as prime selling periods in our direct-to-consumer channels. As a result, customers could cancel their orders, refuse to accept deliveries or demand reduced prices. Additionally, we may need to be more promotional in our direct-to-consumer channels, and we may also miss sales that would otherwise occur when our stores are properly merchandised. Any of these actions could have a material adverse effect on our revenue and, consequently, our results of operations.

Our business is susceptible to risks associated with climate change and environmental degradation, and to an increased focus by stakeholders on climate change action and sustainability standards, which may adversely affect our business and results of operations.

Our business is susceptible to risks associated with climate change and environmental degradation, including potential disruptions to our supply chain and impacts on the availability and costs of raw materials. Extreme heat as well as increased frequency and severity of adverse weather events (such as storms and floods) due to climate change could cause increased incidence of disruption to the production and distribution of our products, an adverse impact on consumer demand and spending, and/or more frequent store closures and/or lost sales as customers prioritize basic needs. Our value chain is also exposed to risks associated with water, including drought and water scarcity, which could impact raw materials sourcing, manufacturing processes, and workers and communities. In addition, evolving climate-related legislation and disclosure requirements, coupled with carbon taxes and fluctuating costs of sourcing renewable energy, may also increase our compliance costs. Certain of our wholesale customers have also begun to establish sourcing requirements related to sustainability. As a result, we have received requests for sustainability related information about our products and, in some cases, customers have required that certain of our products include sustainable materials or packaging, which may result in higher raw material and production costs. Our inability to comply with these and other sustainability requirements in the future could adversely affect sales of and demand for our products. Further, certain online sellers of our products have begun to identify to consumers and help consumers limit purchases to product the sellers identify as being more sustainable. Our failure to offer products that meet these sustainability standards could result in decreased demand for our products and lost sales.

We are dependent on a limited number of distribution facilities. If one becomes inoperable, our business, financial condition and operating results could be negatively impacted.

We operate a limited number of distribution facilities and also engage independently operated distribution facilities around the world to warehouse and ship products to our customers and our retail stores, as well as perform related logistics services. Our ability to meet the needs of our customers and of our retail stores depends on the proper operation of our primary facilities. If any of our primary facilities were to shut down or otherwise become inoperable or inaccessible, including as a result of epidemic or other health-related concerns (such as the COVID-19 pandemic), or a cybersecurity incident, we could have a substantial loss of inventory or disruptions of deliveries to our customers and our stores, incur significantly higher costs or experience longer lead times associated with the distribution of our products. This could materially and adversely affect our business, financial condition and operating results.

A portion of our revenue is dependent on royalties and licensing.

The operating profit associated with our royalty, advertising and other revenue is significant because the operating expenses directly associated with administering and monitoring an individual licensing or similar agreement are minimal.

Therefore, the loss of a significant licensee, whether due to the termination or expiration of the relationship, the cessation of the licensee's operations or otherwise (including as a result of financial difficulties of the licensee), without an equivalent replacement, or a significant decline in our licensees' sales could materially impact our profitability. Although the licensing model can be highly profitable, we are planning to, and in the future may pursue further opportunities to, increase direct management of our *Calvin Klein* and *TOMMY HILFIGER* brands through takebacks of licensed businesses. Please see the Risk Factor below entitled "*We may not be successful in the take-back of licensed businesses.*"

While we generally have significant control over our licensees' products and advertising, we rely on them for, among other things, operational and financial controls over their businesses. Our licensees' failure to successfully market licensed products or our inability to replace our existing licensees could materially and adversely affect our revenue both directly from reduced royalty, advertising and other revenue received and indirectly from reduced sales of our other products. Risks are also associated with our licensees' ability to obtain capital, execute their business plans, timely deliver quality products, manage their labor relations, maintain relationships with their suppliers, manage their credit risk effectively and maintain relationships with their customers.

Our licensing business makes us susceptible to the actions of third parties over whom we have limited control.

We rely on our licensees to preserve the value of our brands. Although we attempt to protect our brands through, among other things, approval rights over design, production quality, packaging, merchandising, distribution, advertising and promotion of our products, we cannot assure you that we can control our licensees' use of our brands. The misuse of our brands by a licensee could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition in the apparel industry.

Competition is intense in the apparel industry. We compete with numerous global, domestic and foreign designers, brand owners, manufacturers and retailers of apparel, accessories and footwear, some of which have greater resources than we do. We also face increased competition from digitally native brands; digital retailing is characterized by low barriers to entry. In addition, in certain instances, we compete directly with our wholesale customers, as they also sell their own private label products. We compete within the apparel industry primarily on the basis of:

- anticipating and responding to changing consumer tastes, demands and shopping preferences in a timely manner and developing distinctive, attractive, quality products;

- maintaining favorable brand recognition and relevance, including through digital brand engagement and online and social media presence;

- appropriately pricing products and creating an acceptable value proposition for customers, including increasing prices to mitigate inflationary pressures (as we did in certain regions and for certain product categories beginning in 2022) while minimizing the risks of dampening consumer demand;

- providing strong and effective marketing support;

- ensuring product availability and optimizing supply chain efficiencies with third party suppliers and retailers;

- obtaining sufficient retail floor space and effective presentation of our products at retail locations, on digital commerce sites operated by our department store customers and pure play digital commerce retailers, and on our digital commerce sites;

- establishing relationships with actors, athletes, musicians, celebrities, social media influencers and others on a global, regional and local basis to promote our brands and products; and

- effectively utilizing data and technology to achieve and exploit the foregoing.

The failure to compete effectively or to keep pace with rapidly changing consumer preferences and technology and product trends could have a material adverse effect on our business, financial condition and results of operations.

Our profitability may decline as a result of increasing pressure on margins.

The apparel industry, particularly in the United States, is subject to significant pricing pressure caused by many factors, including intense competition, consolidation in the retail industry, pressure from retailers to reduce the costs of products, retailer demands for allowances, incentives and other forms of economic support, and changes in consumer demand including, for example, as had occurred as a result of the COVID-19 pandemic. These factors may cause us to reduce our sales prices to retailers and consumers, which could cause our profitability to decline if we are unable to appropriately manage inventory levels or offset price reductions with sufficient reductions in product costs or operating expenses.

Volatility in the availability and prices for commodities and raw materials we use in our products (such as cotton) and inflationary pressures, including, for example, the increased air freight costs we experienced beginning in the second half of 2021 and into 2022 and the increased costs of labor, raw materials and ocean freight we experienced in 2022 and the first half of 2023, have resulted in increased pricing pressures and, in turn, pressure on our margins. We implemented price increases in certain regions and for certain product categories during 2022 to mitigate the higher costs. However, in the future, we may not be able to implement price increases that fully mitigate the impact of any higher costs that may occur and/or any such price increases could have an adverse impact on consumer demand for our products. As well, consumer spending has been, and may continue to be, negatively impacted by reduced earnings power resulting from the current inflationary pressures, which has resulted, and may continue to result in, lower sales of our products, increased inventories, order cancellations, higher discounts, pricing pressure, higher inventory levels industry-wide, and lower gross margins.

If we are unable to manage our inventory effectively and accurately forecast demand for our products, our results of operations could be materially adversely affected.

We have made and continue to make investments in our supply chain management systems and processes that enable us to respond more rapidly to changes in sales trends and consumer demands and enhance our ability to manage inventory. However, there can be no assurance that we will be able to anticipate and respond successfully to changing consumer tastes and style trends or economic conditions and, as a result, we may not be able to manage inventory levels to meet future requirements. If we fail to accurately forecast demand, or our supply chain and logistics partners are unable to adjust to changes in demand, including, for example, as had occurred as a result of the COVID-19 pandemic, we may at times experience excess inventory levels or a shortage of product. Inventory levels in excess of consumer demand have resulted in, and may in the future result in, inventory write-downs and the sale of excess inventory at heavily discounted prices, as well as impact our ability to implement and execute profitable, competitive and effective pricing and promotional strategies, all of which could have a material adverse effect on our profitability and the reputation of our brands. If we underestimate consumer demand, we may not have sufficient inventories of product, which could result in lost revenues, as well as damage to our reputation, the reputation of our brands, and our relationships with customers and consumers.

The loss of members of our executive management and other key employees could have a material adverse effect on our business.

We depend on the services and management experience of our executive officers and other key executives, who have substantial experience and capabilities in our industry and their areas of expertise. Competition for qualified personnel in the apparel industry and with certain skill sets is intense and competitors may use aggressive tactics to recruit these individuals. The loss of services of one or more of them or the inability to timely and effectively identify a suitable successor could have a material adverse effect on us.

We may not be successful in the takeback of licensed businesses.

We have announced plans, and in the future may pursue further opportunities, to increase direct management of our *Calvin Klein* and *TOMMY HILFIGER* brands through takebacks of licensed businesses. Specifically, we are in the process of bringing in-house most of the *Calvin Klein* and *TOMMY HILFIGER* product categories currently licensed in the United States and Canada to G-III as the license agreements expire over time, through 2027.

The integration of previously licensed businesses may be complex, costly and time-consuming. We may have difficulty, or may not succeed, in growing or even maintaining the businesses compared to prior performance, integrating the businesses into our operations, hiring qualified employees needed to operate the businesses, or otherwise managing the previously licensed businesses. Furthermore, we may incur higher than expected costs to bring previously licensed businesses in-house and/or to operate these businesses. As such, license takebacks may not achieve the intended benefits to our overall growth strategy, our brands and results of operations, and our overall profitability may decline to the extent we are unable to operate these businesses at the same level of earnings that we realized when they were licensed businesses.

Financial Risks

Our level of debt could impair our financial condition and ability to operate.

We had outstanding as of February 4, 2024 an aggregate principal amount of $2.177 billion of indebtedness, of which €525 million ($566 million) of senior unsecured notes are due in 2024 and $500 million of senior unsecured notes are due in 2025. Our level of debt could have important consequences to investors, including:

- requiring a substantial portion of our cash flows be used for the payment of principal and interest, thereby reducing the funds available to us for our operations or other capital needs, including planning for, or reacting to, changes in our business;

- increasing our vulnerability to general adverse economic and industry conditions because, during periods in which we experience lower earnings and cash flows, such as has occurred during the COVID-19 pandemic, we will be required to devote a greater proportion of our cash flow to paying principal and interest;

- limiting our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions, contributions to our pension plans and general corporate requirements;

- placing us at a competitive disadvantage to other relatively less leveraged competitors that have more cash flow available to utilize in, or grow or expand, their business, fund operations or provide returns to stockholders; and

- leaving us vulnerable to increases in interest rates with respect to our adjustable rate borrowings, including under our senior unsecured credit facilities, and any refinancings of our fixed rate debt at higher interest rates than the current rates applicable to them.

Our business is exposed to foreign currency exchange rate fluctuations and control regulations.

Our Tommy Hilfiger and Calvin Klein businesses each have substantial international components that expose us to significant foreign exchange risk. Changes in exchange rates between the United States dollar and other currencies impact our financial results in two ways: a translational impact and a transactional impact. Please see our Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this report for further discussion.

Our results of operations will be unfavorably impacted by foreign currency translation during times of a strengthening United States dollar, particularly against the euro, the Australian dollar, the Japanese yen, the Korean won, the British pound, the Canadian dollar and the Chinese yuan, and favorably impacted during times of a weakening United States dollar against those currencies. There also is a transactional impact of foreign exchange because our foreign subsidiaries purchase inventory in a currency other than their functional currency, and movements in the functional currency in relation to the transactional currency can increase or decrease the local currency value of inventory which results in higher or lower cost of goods sold when the goods are sold. The functional currencies of our foreign subsidiaries are generally their local currencies. We currently use and plan to continue to use foreign currency forward contracts to mitigate the cash flow or market risks associated with these inventory transactions, but we are unable to eliminate these risks entirely.

We conduct business in countries that have laws and regulations that restrict the ability of our foreign subsidiaries to pay dividends and remit cash to affiliated companies and, as a result, limit our ability to repatriate or use outside of the country the cash generated by the impacted subsidiaries, which may have an adverse impact on our funding of our business and operations.

Our ability to maintain compliance with the financial covenant under our senior unsecured credit facilities may be adversely affected by future economic conditions.

We are required under our senior unsecured credit facilities to maintain a net leverage ratio below a maximum level. A prolonged disruption to our business may impact (and, in 2020, did impact) our ability to comply with this covenant. Non-compliance with this covenant would constitute an event of default under the terms of the facilities, which may result in an acceleration thereof, which in turn could trigger defaults under our other debt facilities.

Our inability to comply with the covenant may require us to seek (and, in 2020, we did receive for a one-year period) relief in the form of a waiver. Waivers often require payment of a fee and may lead to increased costs, increased interest rates, additional restrictive covenants, the granting of security interests and other lender protections, any of which could be significant. Furthermore, our ability to provide additional protections under the senior unsecured credit facilities will be limited by the restrictions under our other debt facilities. There can be no assurance that we would be able to obtain waivers in a timely manner, on terms acceptable to us, or at all. If we are not able to obtain a needed waiver, there can be no assurance that we would be able to raise sufficient capital, or divest assets, to refinance or repay such facilities.

Adverse decisions of tax authorities or changes in tax treaties, laws, rules or interpretations could have a material adverse effect on our results of operations and cash flow.

We have direct operations in many countries and the applicable tax rates vary by jurisdiction. The tax laws and regulations in the countries where we operate are subject to change. Moreover, there may be changes from time to time in interpretation and enforcement of existing tax law. As a result, we may pay additional taxes if rates increase or if laws, regulations or treaties in the jurisdictions where we operate are modified.

In addition, various national and local taxing authorities periodically audit our returns. The resolution of an audit may result in us paying more than the amount that we may have reserved for a particular tax matter, which could have a material adverse effect on our cash flows, business, financial condition and results of operations for any affected reporting period.

We and our subsidiaries are engaged in a number of intercompany transactions. Although we believe that these transactions reflect arm's length terms and that proper transfer pricing documentation is in place, the transfer prices and conditions may be scrutinized by local tax authorities, which could result in additional tax liabilities.

If we are unable to fully utilize our deferred tax assets, our profitability could be reduced.

Our deferred tax assets are valuable to us. These assets include tax loss and foreign tax credit carryforwards in various jurisdictions. Realization of deferred tax assets is based on a number of factors, including whether there will be adequate levels of taxable income in future periods to offset the tax loss and foreign tax credit carryforwards in jurisdictions where such assets have arisen. Valuation allowances are recorded in order to reduce the deferred tax assets to the amount expected to be realized in the future. In assessing the adequacy of our valuation allowances, we consider various factors including reversal of deferred tax liabilities, forecasted future taxable income and potential tax planning strategies. These factors could reduce the value of the deferred tax assets, which could have a material effect on our profitability.

Volatility in securities markets, interest rates and other economic factors could increase substantially our defined benefit pension costs and liabilities.

We have significant obligations under our defined benefit pension plans. The funded status of our pension plans is dependent on many factors, including returns on invested plan assets and the discount rate used to measure pension obligations. Unfavorable returns on plan assets, a lower discount rate or unfavorable changes in the applicable laws or regulations could materially change the timing and amount of pension funding requirements, which could reduce cash available for our business.

Our operating performance also may be significantly impacted by the amount of expense recorded for our pension plans. Pension expense recorded throughout the year is calculated using actuarial valuations that incorporate assumptions and estimates about financial market, economic and demographic conditions. Differences between estimated and actual results give rise to gains and losses that are recorded immediately in pension expense, generally in the fourth quarter of the year. These gains and losses can be significant and can create volatility in our operating results. As a result of the recent volatility in the financial markets, there continues to be significant uncertainty with respect to the actuarial gain or loss we may record on our retirement plans in 2024. We may incur a significant actuarial gain or loss in 2024 if there is a significant increase or decrease in discount rates, respectively, or if there is a difference between the actual and expected return on plan assets.

Our balance sheet includes a significant amount of intangible assets and goodwill, as well as long-lived assets in our retail stores. A decline in the estimated fair value of an intangible asset or of a reporting unit or in the current and projected cash flows in our retail stores could result in impairment charges recorded in our operating results, which could be material.

Goodwill and other indefinite-lived intangible assets are tested for impairment annually and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Long-lived assets, such as operating lease right-of-use assets and property, plant and equipment in our retail stores and intangible assets with finite lives, are tested for impairment if an event occurs or circumstances change that would indicate the carrying amount may not be recoverable. Please see the section entitled "Critical Accounting Policies and Estimates" within Management's Discussion and Analysis of Financial Condition and Results of Operations included in Item 7 of this report for further discussion of our impairment testing. If any of our goodwill, other indefinite-lived intangible assets or long-lived assets were determined to be impaired, the asset would be written down and an impairment charge would be recognized as a noncash expense in our operating results.

Adverse changes in future market conditions, a shift in consumer buying trends or weaker operating results compared to our expectations may impact our projected cash flows and estimates of weighted average cost of capital, which could result in a material impairment charge if we are unable to recover the carrying value of our goodwill, other indefinite-lived intangible assets and long-lived assets.

In the third quarter of 2022, in conjunction with our 2022 annual goodwill impairment test, we recorded $417 million of noncash impairment charges. The impairment was non-operational and driven primarily by a significant increase in discount rates, as a result of then-current economic conditions. As of February 4, 2024, we had $2.322 billion of goodwill and $3.097 billion of other intangible assets on our balance sheet, which together represented 48% of our total assets.

Legal and Regulatory Risks

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing on our intellectual property rights, as the *TOMMY HILFIGER* and *Calvin Klein* brands enjoy significant worldwide consumer recognition and the generally premium pricing of products under the brands creates incentive for counterfeiters and infringers. Imitation or counterfeiting of our products or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenue. We cannot assure you that the actions we take to establish and protect our trademarks and other intellectual property rights will be adequate to prevent imitation by others. We cannot assure you that other third parties will not seek to invalidate our trademarks or block sales of our products as a violation of their own trademarks and intellectual property rights. In addition, we cannot assure you that others will not assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or that we will be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar trademarks. We have in the past been and currently are involved in proceedings relating to a company's claim of prior rights to some of our trademarks or marks similar to some of our brands.

Provisions in our certificate of incorporation and our by-laws and Delaware General Corporation Law could make it more difficult to acquire us and may reduce the market price of our common stock.

Our certificate of incorporation and by-laws contain provisions requiring stockholders who seek to introduce proposals at a stockholders meeting or nominate a person to become a director to provide us with advance notice and certain information, as well as meet certain ownership criteria; permitting the PVH Board of Directors to fill vacancies on the Board; and authorizing the Board of Directors to issue shares of preferred stock without approval of our stockholders. These provisions could have the effect of deterring changes of control.

In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

Information Technology and Data Privacy Risks

We rely significantly on information technology. Our business and reputation could be adversely impacted if our computer systems, or the systems of our business partners and service providers, are disrupted or cease to operate effectively or if we or they are subject to a data security or privacy breach.

Our ability to manage and operate our business effectively depends significantly on information technology systems, including systems operated by third parties and us, systems that communicate with third parties, and website and mobile applications through which we communicate with our consumers and our employees. We process, transmit, store and maintain information about consumers, associates and other individuals, as well as business partners, in the ordinary course of business. This includes personally identifiable information protected under applicable laws, the processing of customers' credit and debit card numbers, and reliance on systems maintained by third parties with whom we contract to provide payment processing. The failure of any system, website or application to operate effectively or any significant disruption thereto that may occur, including as a result of malicious actors, catastrophic events, natural disasters, or otherwise, could require significant remediation costs and adversely impact our operations.

We utilize a risk-based, multi-layered information security approach based on the NIST (National Institute of Standards and Technology) Cybersecurity Framework to identify and address cybersecurity risks. We take measures to protect data and ensure that those who use our systems are aware of the importance of protecting our systems and data. These steps include implementation of security standards, endpoint and network system security tools, associate training programs and security response and recovery procedures. To measure the effectiveness of our cybersecurity controls, we frequently perform phishing exercises, tabletop exercises and penetration tests. We also provide training to all associates who have access to our systems through online courses. One global mandatory course on information security and data privacy was conducted in 2023, as were 15 exercises/tests. We maintain an escalating schedule of discipline for individual test failures, which includes additional training, and would ultimately lead to loss of access rights. We also administer certain training courses to the members of the Board of Directors, one of which annually is typically mandatory. In addition, to measure and assess compliance, our information security approach is subject to an annual assessment of its maturity within the NIST Cybersecurity Framework by an independent third party consultant.

We generally require third party providers who have access to our systems or receive personally identifiable information or other confidential data to take effective measures to protect data, but have no control over their efforts and are limited in our ability to assess their systems and processes. As a result, these third party providers also are a source of cybersecurity and related risks for us. In cases where third party service organizations process data that affects our financial statements, System and Organization Controls (SOC) 1 reports are obtained and evaluated annually. While we invest, and believe our service providers invest, considerable resources in protecting systems and information, including through training of the people who have access to systems and information, we all are still subject to security events, including but not limited to cybercrimes and cybersecurity attacks, such as those perpetrated by sophisticated and well-resourced bad actors attempting to disrupt operations or access or steal data. Security events may not be detected for an extended period of time, which could compound the scope and extent of the damage and problems. Such security events could disrupt our business, severely damage our reputation and our relationship with vendors, customers and consumers, and expose us to risks of regulatory enforcement activity, litigation and liability. While we maintain insurance coverage, including cybersecurity insurance, it may be unavailable or insufficient to cover all losses or all types of claims, and doesn't remedy the reputational and future business impacts. Although we require that third party providers with access to our systems and confidential information have insurance coverage for any losses that we may experience as a result of the work they do, the amount that we are able to recover may not fully compensate us for any loss we experience.

We regularly implement new systems and hardware and are currently undertaking a major multi-year SAP S/4 implementation to upgrade our platforms and systems worldwide. The implementation of new software and hardware involves risks and uncertainties that could cause disruptions, delays or deficiencies in the design, implementation or application of these systems including:

- adversely impacting our operations;

- increased costs;

- disruptions in our ability to effectively source, sell or ship our products;

- delays in collecting payments from our customers; and

- adversely affecting our ability to timely report our financial results.

Our business, results of operations and financial condition could be materially adversely affected as a result of these implementation initiatives. In addition, intended improvements may not be realized. Our business partners and service providers face the same risks, which could also adversely impact our business and operations.

We are subject to data privacy and security laws and regulations globally, the number and complexity of which are increasing. We may be the subject of enforcement or other legal actions despite our compliance efforts.

We collect, use, store, and otherwise process or rely upon access to data, including personally identifiable information, of consumers, employees, and other individuals in the daily conduct of our business. There have been significant enactments and developments in the area of data privacy and cybersecurity laws and regulations, such as the GDPR in the European Union, the CCPA/CPRA in California, and PIPL in China. These laws and regulations have caused and could continue to cause us to change the way we operate, including in a less efficient manner, in order to comply with these laws. We have a global data privacy program and, as discussed above, have guidelines and a training program to ensure our associates understand the laws and how to collect, use and protect our confidential data (including personally identifiable information). However, our compliance efforts are not an assurance that we will not be the subject of regulatory or other legal actions. We could expend significant management and associate time and incur significant cost investigating and defending ourselves against the claims in any such matter, which matters also could result in us being the subject of significant fines, judgments or settlements. In addition, any such claim could give rise to significant reputational damages, whether or not we ultimately are successful in defending ourselves.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Cybersecurity is a critical priority within, and has been integrated into, our enterprise risk management framework. We have instituted a risk-based, multi-dimensional global cybersecurity program, guided by the framework established by NIST (National Institute of Standards and Technology). This program aims to assess, identify, and manage risks from potential threats to our data, systems and networks, as well as those of our primary third-party suppliers. We have deployed a suite of physical, administrative and technological safeguards to protect our information systems, encompassing personal data (associate, consumer, customer and business partner), intellectual property and confidential business information. These protections are designed to maintain the confidentiality, integrity and availability of all information housed within our network infrastructure.

Our key cybersecurity processes within our program include the following:

Risk-based Controls for Information and Systems – We strive to secure our information technology infrastructure and data by implementing, maintaining and executing controls and continuously improving our cybersecurity program's maturity, risk management framework, policies, procedures and governance.

Incident Response Plan and Testing – We have a cybersecurity incident response plan and dedicated teams to respond to incidents. Cross-functional teams assess priority and severity, and external experts, including legal counsel, may be consulted. Our cybersecurity teams respond to incidents based on severity levels and improve our plan through regular table top breach exercises, penetration tests and simulations.

Education & Interactive Training – We provide cybersecurity training to associates, which includes monthly phishing exercises, to help them protect sensitive information and follow best practices. We offer role-based training for regulatory compliance and work with external partners to develop and deliver education and training to mitigate cybersecurity risks. We continually evaluate trends within the industry, apply necessary controls and empower our leadership to make informed, risk-based decisions.

Third-Party Risk Management – We execute targeted cybersecurity assessments of suppliers, evaluating their risk profiles and using a rating mechanism to identify vulnerabilities. We also partner with primary suppliers to implement advanced security measures to safeguard their information technology systems and have data security provisions in our contracts with third parties that handle our data.

Threat and Vulnerability Management – We, along with our external partners, use resources, technology, and processes to identify, remediate, and report security threats in our systems. These controls are crucial to minimize our attack surface and prioritize possible threats.

Cybersecurity and Compliance Assessment Practices – We conduct regular cybersecurity assessments with independent firms and annual evaluations for compliance with Payment Card Industry – Data Security Standards (PCI DSS) and benchmark maturity assessments aligned with the NIST Cybersecurity Framework. Our Internal Audit department evaluates our information security program through annual information security and cybersecurity audits. We also perform internal controls testing as Section 404 of the Sarbanes-Oxley Act mandates.

As of the date of this report, we are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. For a discussion of related risks, please see our Information Technology risk factor "*We rely significantly on information technology. Our business and reputation could be adversely impacted if our computer systems, or systems of our business partners and service providers, are disrupted or cease to operate effectively or if we or they are subject to a data security or privacy breach*" in Item 1A. Risk Factors of this report.

Governance

Board of Directors

The Board of Directors oversees the management of risks related to the operation of our business. As part of its oversight, the Board receives periodic reports (no less often than annually) from members of senior management on various aspects of risk, including, among other things, our enterprise risk management program, business continuity planning, and cybersecurity. The Audit & Risk Management Committee of the Board of Directors has principal Board-level responsibility for reviewing and assessing our significant risks, including cybersecurity risks, and management's program to assess, monitor, and manage such exposures, and can raise any significant issues pertaining to these items with the full Board of Directors at each Board meeting. As part of this role, the Committee receives updates at most meetings from the Chief Information Security Officer (CISO) on various cybersecurity matters, including material risks and threat trends, mitigation strategies, security incidents, the status of priorities and initiatives, and other related matters of importance, as well as an annual in-depth review of cybersecurity strategy and initiatives for the coming year. The Committee also reviews the results of the independent cybersecurity assessments and compliance evaluations discussed above. In addition to these regular updates, the Committee and the full Board of Directors would also be promptly informed by the Chief Executive Officer of any cybersecurity incidents should they occur, as well as provided ongoing updates from lead members of the incident response teams, including the CISO, regarding any such incidents in accordance with our incident response plan.

Management

The CISO reports to the Chief Technology and Information Officer and leads our Information Security Group, a global function that spans our organization and is responsible for executing against our global cybersecurity program. The CISO is informed about and monitors the prevention, detection, mitigation, and remediation of cybersecurity incidents through our key cybersecurity processes, discussed above, and, together with other lead members of the incident response teams, is responsible for informing senior leadership across the organization about any cybersecurity incidents that may occur. Our CISO has over 25 years of experience managing and leading information technology and cybersecurity teams and participates in various industry and public sector cybersecurity groups.

Item 2. Properties

The general location, use, ownership status and approximate size of the principal properties that we occupied as of February 4, 2024 are set forth below:

Location	Use	Ownership Status	Approximate Area in Square Feet
New York, New York	Corporate, Tommy Hilfiger and Calvin Klein administrative offices and showrooms	Leased	694,000
Bridgewater, New Jersey	Corporate administrative offices	Leased	239,000
Banksmeadow, Australia	Tommy Hilfiger and Calvin Klein administrative offices, showrooms, warehouse and distribution center	Leased	243,000
Amsterdam, The Netherlands	Tommy Hilfiger and Calvin Klein administrative offices and showrooms	Leased	474,000
Venlo/Oud Gastel/Sevenum, The Netherlands	Warehouse and distribution centers	Leased	2,653,000
Palmetto/McDonough, Georgia	Warehouse and distribution centers	Leased	1,834,000
Jonesville, North Carolina	Warehouse and distribution center	Owned	778,000
Hong Kong SAR, China	Corporate, Tommy Hilfiger and Calvin Klein administrative offices	Leased	88,000

As of February 4, 2024, we leased certain other administrative offices, showrooms and warehouse and distribution centers in various domestic and international locations. We also leased and operated as of February 4, 2024, approximately 1,400 retail locations in the United States, Canada, Europe, Asia-Pacific and Brazil.

Information with respect to maturities of the Company's lease liabilities in which we are a lessee is included in Note 16, "Leases," in the Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. Legal Proceedings

We are a party to certain litigations which, in management's judgment based, in part, on the opinions of legal counsel, will not have a material adverse effect on our financial position.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange under the symbol "PVH." Certain information with respect to the dividends declared on our common stock appear in the Consolidated Statements of Changes in Stockholders' Equity and Redeemable Non-Controlling Interest included in Item 8 of this report. Please see Note 8, "Debt," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a description of the restrictions to our paying dividends on our common stock. As of March 15, 2024, there were 455 stockholders of record of our common stock.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased[1][2]	(b) Average Price Paid per Share (or Unit)[1][2][3]	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs[1]	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[1]
October 30, 2023 - November 26, 2023	255,703	$ 79.07	252,200	$ 535,134,014
November 27, 2023 - December 31, 2023	1,277,871	112.82	1,267,494	392,045,220
January 1, 2024 - February 4, 2024	998,398	119.46	990,965	273,668,738
Total	2,531,972	$ 112.03	2,510,659	$ 273,668,738

[1] The Company's Board of Directors has authorized over time beginning in 2015 an aggregate $5.0 billion stock repurchase program through July 30, 2028, which includes a $2.0 billion increase in the authorization and a four year extension of the program approved by the Board of Directors on March 27, 2024 not reflected in the table above. Repurchases under the program may be made from time to time over the period through open market purchases, accelerated share repurchase programs, privately negotiated transactions or other methods, as we deem appropriate. Purchases are made based on a variety of factors, such as price, corporate requirements and overall market conditions, applicable legal requirements and limitations, trading restrictions under our insider trading policy and other relevant factors. The program may be modified by the Board of Directors, including to increase or decrease the repurchase limitation or extend, suspend, or terminate the program, at any time, without prior notice. Excise taxes do not reduce the authorized amount remaining under this program.

[2] Our Stock Incentive Plan provides us with the right to deduct or withhold, or require employees to remit to us, an amount sufficient to satisfy any applicable tax withholding requirements applicable to stock-based compensation awards. To the extent permitted, employees may elect to satisfy all or part of such withholding requirements by tendering previously owned shares or by having us withhold shares having a fair market value equal to the minimum statutory tax withholding rate that could be imposed on the transaction. Included in this table are shares withheld during the fourth quarter of 2023 in connection with the settlement of restricted stock units to satisfy tax withholding requirements.

[3] Average price paid per share (or unit) excludes excise taxes.

The following performance graph and return to stockholders information shown below are provided pursuant to Item 201(e) of Regulation S-K promulgated under the Exchange Act. The graph and information are not deemed to be "filed" under the Exchange Act or otherwise subject to liabilities thereunder, nor are they to be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act unless we specifically incorporate them by reference.

The performance graph compares the yearly change in the cumulative total stockholder return on our common stock against the cumulative return of the Russell 3000 Index and the S&P 1500 Apparel, Accessories & Luxury Goods Index for the five fiscal years ended February 4, 2024.



Value of $100.00 invested after 5 years:

Our Common Stock	$	112.40
Russell 3000 Index	$	192.42
S&P 1500 Apparel, Accessories & Luxury Goods Index	$	73.39

Item 6. [Reserved]

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

The following discussion and analysis is intended to help you understand us, our operations and our financial performance. It should be read in conjunction with our consolidated financial statements and the accompanying notes, which are included elsewhere in this report.

We are one of the largest global apparel companies in the world, with a history going back over 140 years. We have been listed on the New York Stock Exchange for over 100 years.

We generated revenue of $9.2 billion, $9.0 billion and $9.2 billion in 2023, 2022 and 2021 respectively, with over 70% of our revenue in 2023 and over 65% of our revenue in 2022 and 2021 generated outside of the United States. Our global iconic lifestyle brands, *TOMMY HILFIGER* and *Calvin Klein*, together generated over 90% of our revenue during each of the last three years.

In addition to *TOMMY HILFIGER* and *Calvin Klein*, which are owned, we previously owned a portfolio of other brands, which primarily consisted of *Warner's*, *Olga* and *True&Co.*, which we owned until November 27, 2023, and *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene*, which we owned through the second quarter of 2021 and continue to license back certain of these brands for certain product categories, and we license the *Nike* brand for the men's underwear category.

PVH+ Plan

At our April 2022 Investor Day, we introduced the PVH+ Plan, our multi-year, strategic plan to build *Calvin Klein* and *TOMMY HILFIGER* into the most desirable lifestyle brands in the world and make PVH one of the highest performing brand groups in our sector. A description of the plan can be seen in Item 1 of this report under the heading "Our Business Strategy."

RESULTS OF OPERATIONS

War in Ukraine and Israel-Hamas War

As a result of the war in Ukraine, we announced in March 2022 that we were temporarily closing stores and pausing commercial activities in Russia and Belarus. In the second quarter of 2022, we made the decision to exit from our Russia business, including the closure of our retail stores in Russia and the cessation of our wholesale operations in Russia and Belarus. Additionally, while we have no direct operations in Ukraine, virtually all of our wholesale customers and franchisees in Ukraine have been impacted, which has resulted in a reduction in shipments to these customers.

We recorded net pre-tax costs of $43 million in 2022 in connection with our decision to exit from the Russia business, consisting of (i) $44 million of noncash asset impairments, (ii) $5 million of contract termination and other costs and (iii) $2 million of severance, partially offset by (iv) an $8 million gain related to the early termination of certain store lease agreements in Russia. Please see Note 17, "Exit Activity Costs," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

In addition, our revenue in 2022 reflected a reduction of approximately $122 million compared to 2021, as a result of the war in Ukraine. Our net income in 2022 also reflected a reduction of approximately $41 million, apart from the $43 million of net pre-tax costs discussed above, as well as the related tax impact, as compared to 2021. Approximately 2% of our revenue in 2021 was generated in Russia, Belarus and Ukraine.

The war in Ukraine also led to broader macroeconomic implications, including for a significant portion of 2022, the weakening of the euro against the United States dollar, increases in fuel prices and volatility in the financial markets, as well as a decline in consumer spending.

The recent Israel-Hamas war, which began in October 2023, did not have a material impact on our business in 2023 and is not expected to have a material impact on our business in 2024. Less than 1% of our revenue in 2023 was generated in Israel, and less than 2% of our revenue in 2023 was generated in the Middle East, including Israel.

In addition, the recent militant attacks on commercial shipping vessels in the Red Sea beginning in the fourth quarter of 2023 have led to disruption and instability in global supply chains. Although our business was not significantly impacted in

2023, the shipping disruption has resulted in shipment delays, which are impacting our inventory and sales volume during the first quarter of 2024, and may continue to impact us during the remainder of the year, and may result in increased freight costs during 2024, for reasons including the need to rely on more expensive shipping routes and shipping methods (such as air freight). Currently such impacts are not expected to have a material impact on our revenue and net income in 2024. We continue to monitor these delays and other potential disruptions in our supply chain and are implementing mitigation plans as needed.

There is uncertainty regarding the extent to which these conflicts and their broader macroeconomic implications, including the potential impacts on the broader European market and supply chains globally, will impact our business, financial condition and results of operations in 2024.

Inflationary pressures

Inflationary pressures negatively impacted our revenue and earnings in 2023 and 2022, including (i) increased labor and product costs and (ii) beginning late in the second quarter of 2022, a slowdown in consumer demand for apparel and related products, as consumers reduced discretionary spend and certain wholesale customers have taken a more cautious approach, particularly in North America and, increasingly as 2023 progressed, in Europe. We implemented price increases in certain regions and for certain product categories beginning in the first quarter of 2022, and more extensively in the second half of 2022, to mitigate the higher costs. We expect inflationary pressures to continue to negatively impact our revenue and earnings in 2024, although to a lesser extent than in 2023, as we benefit from the decline in raw material costs that began in the second half of 2023.

COVID-19 Pandemic

The COVID-19 pandemic had a significant impact on our business, results of operations, financial condition and cash flows from operations in 2022 and 2021. The pandemic did not have a significant impact on us in 2023. We currently do not expect the pandemic to have any impact on us in 2024.

- During 2021, our stores in Europe, Canada, Japan, Australia and China were temporarily closed for varying periods as a result of the pandemic. Further, a significant percentage of our stores globally were operating on reduced hours during the fourth quarter of 2021 as a result of increased levels of associate absenteeism due to the pandemic.

- COVID-related pressures continued into 2022, although to a much lesser extent than in 2021 in all regions except China. Strict lockdowns in China in 2022 resulted in extensive temporary store closures and significant reductions in consumer traffic and purchasing, as well as impacted certain warehouses, which resulted in the temporary pause of deliveries to our wholesale customers and from our digital commerce businesses in the first half of 2022. COVID-related restrictions in China were lifted at the end of the fourth quarter of 2022.

- In addition, our North America stores have been challenged by the significant decrease in international tourists coming to the United States since the onset of the pandemic. While international tourism levels have continuously improved since 2020, we expect international tourist shopping levels and sales in our stores in 2024 will continue to be below 2019 levels. Stores located in international tourist destinations have historically represented a significant portion of this business.

In addition, pandemic-related supply chain and logistics disruptions impacted our supply chain partners, including third party manufacturers, logistics providers and other vendors, as well as the supply chains of our licensees. The vessel, container and other transportation shortages, labor shortages and port congestion globally, as well as production delays in some of our key sourcing countries delayed product orders, particularly during the second half of 2021 and into the first half of 2022, and, in turn, deliveries to our wholesale customers and availability in our stores and for our directly operated digital commerce businesses. These supply chain and logistics disruptions impacted our inventory levels, including in-transit goods, and our sales volumes. We incurred beginning in the second half of 2021 and through the first half of 2022 higher air freight and other logistics costs in connection with these disruptions. To mitigate the supply chain and logistics disruptions, we increased our core product inventory levels. These impacts significantly improved in the second half of 2022.

Outlook Uncertainty due to War and Inflation

There continues to be uncertainty in the current macroeconomic environment due to inflationary pressures globally, the war in Ukraine, the Israel-Hamas war, the attacks on commercial shipping vessels in the Red Sea, and foreign currency volatility. Our 2024 outlook assumes no material worsening of current conditions. Our revenue and earnings in 2024 may be subject to significant material change as a result of these and other factors.

Operations Overview

We generate net sales from (i) the wholesale distribution to traditional retailers (both for stores and digital operations), pure play digital commerce retailers, franchisees, licensees and distributors of branded sportswear (casual apparel), jeanswear, performance apparel, intimate apparel, underwear, swimwear, dress shirts, handbags, accessories, footwear and other related products under owned and licensed trademarks, and (ii) the sale of certain of these products through (a) approximately 1,400 Company-operated free-standing store locations worldwide under our *TOMMY HILFIGER* and *Calvin Klein* trademarks, (b) approximately 1,450 Company-operated shop-in-shop/concession locations worldwide under our *TOMMY HILFIGER* and *Calvin Klein* trademarks, and (c) digital commerce sites worldwide, under our *TOMMY HILFIGER* and *Calvin Klein* trademarks. Additionally, we generate royalty, advertising and other revenue from fees for licensing the use of our trademarks. We manage our operations through our operating divisions, which are presented as the following reportable segments: (i) Tommy Hilfiger North America; (ii) Tommy Hilfiger International; (iii) Calvin Klein North America; (iv) Calvin Klein International; (v) Heritage Brands Wholesale and (vi) through the second quarter of 2021, Heritage Brands Retail, which has ceased operations.

The following actions, transactions and events, in addition to the exit from our Russia business discussed above, have impacted our results of operations and the comparability among the years, including our full year 2024 expectations, as discussed below:

- We completed the sale of our *Warner's*, *Olga* and *True&Co.* women's intimates businesses, including net assets with a carrying value of $140 million, to Basic Resources on November 27, 2023 for net proceeds of $156 million. There is a potential earnout of up to $10 million that we may receive subsequent to the earnout period, based on calendar year 2024 net sales of a portion of the sold businesses. We utilized the net proceeds from the Heritage Brands intimates transaction to repurchase shares of our common stock during the fourth quarter of 2023. We recorded an aggregate net pre-tax gain of $13 million in the fourth quarter of 2023 in connection with the closing of the Heritage Brands intimates transaction, consisting of (i) a gain of $15 million, which represented the excess of the amount of consideration received over the carrying value of the net assets, less costs to sell, partially offset by (ii) $2 million of pre-tax severance and other termination benefits associated with the transaction. The aggregate pre-tax gain does not include any potential earnout we may recognize in 2024 subsequent to the earnout period. Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We announced in August 2022 plans to reduce people costs in our global offices by approximately 10% by the end of 2023 to drive efficiencies and enable continued strategic investments to fuel growth, including in digital, supply chain and consumer engagement (the "2022 cost savings initiative"), which is expected to result in annual cost savings of over $100 million, net of continued strategic people investments. We recorded pre-tax costs of $20 million during 2022, consisting principally of severance related to initial actions taken under the plans. We recorded pre-tax costs of $61 million during 2023, consisting principally of severance related to additional actions taken in July and September 2023. All costs related to these actions were incurred by the end of 2023. Please see Note 17, "Exit Activity Costs," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We recorded a pre-tax noncash goodwill impairment charge of $417 million during 2022 in conjunction with our annual goodwill and other indefinite-lived intangible asset impairment testing. The impairment was non-operational and driven primarily by a significant increase in discount rates as a result of then-current economic conditions. Please see Note 7, "Goodwill and Other Intangible Assets," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We completed the sale of our approximately 8% economic interest in Karl Lagerfeld Holding B.V. ("Karl Lagerfeld") to a subsidiary of G-III on May 31, 2022 for approximately $20 million in cash, of which $19 million was received in 2022 and the remaining $1 million which was previously held in escrow was received in 2023 (the "Karl Lagerfeld transaction"). We recorded a pre-tax gain of $16 million during 2022 in connection with the transaction. Please see

Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We completed the sale of our *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* trademarks, as well as certain related inventories, with a net carrying value of $98 million, to ABG and other parties, on August 2, 2021 for net proceeds of $216 million. We recorded an aggregate net pre-tax gain of $113 million during 2021 in connection with the Heritage menswear transaction, consisting of (i) a gain of $119 million, which represented the excess of the amount of consideration received over the carrying value of the net assets, less costs to sell, and a net gain on our retirement plans associated with the transaction, partially offset by (ii) $6 million of pre-tax severance costs. Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We announced in March 2021 plans to reduce our workforce, primarily in certain international markets, and to reduce our real estate footprint, including reductions in office space and select store closures, which have resulted in annual cost savings of approximately $60 million. We recorded pre-tax costs of $48 million during 2021 consisting of (i) $28 million of noncash asset impairments, (ii) $16 million of severance and (iii) $4 million of contract termination and other costs. All costs related to these actions were incurred by the end of 2021. Please see Note 17, "Exit Activity Costs," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

- We substantially completed the exit from our Heritage Brands Retail business during 2021. We recorded pre-tax costs of $21 million during 2021 in connection with the exit from this business, consisting of (i) $11 million of severance and other termination benefits, (ii) $6 million of accelerated amortization of lease assets and (iii) $4 million of contract termination and other costs. All costs related to the exit from the Heritage Brands Retail business were incurred by the end of 2021. Please see Note 17, "Exit Activity Costs," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

We also announced in 2022 that we extended most of our licensing agreements with G-III for *Calvin Klein* and *TOMMY HILFIGER* in the United States and Canada, largely pertaining to the women's apparel product categories sold at wholesale in North America. These agreements now have staggered expirations through 2027, the first of which occurred at the end of calendar 2023. Upon expiration, we intend to bring most of the licensed product categories in-house and directly operate these businesses. We expect the impact on our revenue and net income in 2024 will be immaterial.

Our Tommy Hilfiger and Calvin Klein businesses each have substantial international components that expose us to significant foreign exchange risk. Our results of operations in local foreign currencies are translated into United States dollars using an average exchange rate over the representative period. Accordingly, our results of operations are unfavorably impacted during times of a strengthening United States dollar against the foreign currencies in which we generate significant revenue and earnings and favorably impacted during times of a weakening United States dollar against those currencies. Over 70% of our 2023 revenue was subject to foreign currency translation. The United States dollar strengthened against the euro, which is the foreign currency in which we transact the most business, as well as against most major currencies, during the first nine months of 2022, but then began to weaken in the fourth quarter of 2022. The United States dollar continued to weaken against the euro during 2023. The favorable impact in 2023 from the weakening of the United States dollar against the euro was offset by the strengthening of the United States dollar against key currencies in which we transact business in the Asia Pacific region in the second half of 2023. Our 2023 revenue and net income increased by approximately $70 million and $10 million, respectively, as compared to 2022 due to the impact of foreign currency translation. We currently expect the translational impact of foreign currency on our 2024 revenue and net income as compared to 2023 will be immaterial.

There also is a transactional impact of foreign exchange because our foreign subsidiaries purchase inventory in a currency other than their functional currency. We use foreign currency forward contracts to hedge against a portion of the exposure related to this transactional impact. We enter into these contracts up to 18 months in advance for a portion of the projected inventory purchases and may enter into incremental contracts leading up to the time the inventory purchases occur. Therefore, the impact of foreign currency fluctuations on the cost of inventory purchases covered by these contracts may be realized in our results of operations generally up to 18 months following the inception of these hedges, as the underlying inventory hedged by the contracts is sold. Our 2023 net income decreased by approximately $75 million as compared to 2022 due to the transactional impact of foreign currency with a negative impact on our gross margin of approximately 100 basis points. We currently expect the transactional impact of foreign currency on our 2024 net income as compared to 2023 will be immaterial.

We also have exposure to changes in foreign currency exchange rates related to our €1.125 billion aggregate principal amount of senior notes that are held in the United States. The strengthening of the United States dollar against the euro would require us to use a lower amount of our cash flows from operations to pay interest and make long-term debt repayments, whereas the weakening of the United States dollar against the euro would require us to use a greater amount of our cash flows from operations to pay interest and make long-term debt repayments. We designated the par value of these senior notes issued by PVH Corp., a U.S.-based entity, as net investment hedges of our investments in certain of our foreign subsidiaries that use the euro as their functional currency. In addition, we entered into multiple fixed-to-fixed cross-currency swap contracts in the third quarter of 2023, which, in aggregate, economically convert our $500 million principal amount of 4 5/8% senior notes due 2025 from a United States dollar-denominated obligation to a euro-denominated obligation of €457.2 million. As part of these swap contracts, we will receive fixed-rate United States dollar-denominated interest at a weighted average rate of 1.405% and pay fixed-rate euro-denominated interest at a rate of 0%. We also designated these cross-currency swap contracts as net investment hedges of our investments in certain of our foreign subsidiaries that use the euro as their functional currency. As a result, the remeasurement of these foreign currency borrowings and cross-currency swaps at the end of each period is recorded in equity. Please see Note 10, "Derivative Financial Instruments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

We conduct business in Turkey where the cumulative inflation rate surpassed 100% for the three-year period that ended during the first quarter of 2022. The impact of currency devaluation in countries experiencing high inflation rates, as is the case in Turkey, can unfavorably impact our results of operations. Since the first day of the second quarter of 2022, we have been accounting for our operations in Turkey as highly inflationary. As a result, we have changed the functional currency of our subsidiary in Turkey from the Turkish lira to the euro, which is the functional currency of its parent. The required remeasurement of our monetary assets and liabilities denominated in Turkish lira into euro did not have a material impact on our results of operations during 2022 and 2023. As of February 4, 2024, net monetary assets denominated in Turkish lira represented less than 1% of our total net assets.

The following table summarizes our statements of operations in 2023, 2022 and 2021:

(Dollars in millions)	2023		2022		2021	
Net sales	$	8,752	$	8,545	$	8,724
Royalty revenue		368		372		340
Advertising and other revenue		98		107		91
Total revenue		9,218		9,024		9,155
Gross profit		5,363		5,123		5,324
% of total revenue		*58.2 %*		*56.8 %*		*58.2 %*
SG&A expenses		4,543		4,377		4,454
% of total revenue		*49.3 %*		*48.5 %*		*48.7 %*
Goodwill impairment		—		417		—
Non-service related pension and postretirement income		47		92		64
Other gain		15		—		119
Equity in net income of unconsolidated affiliates		46		50		24
Income before interest and taxes		929		471		1,077
Interest expense		99		90		109
Interest income		11		7		4
Income before taxes		841		388		973
Income tax expense		177		188		21
Net income		664		200		952
Less: Net loss attributable to redeemable non-controlling interest		—		—		(0)
Net income attributable to PVH Corp.	$	664	$	200	$	952

Total Revenue

Total revenue was $9.218 billion in 2023, $9.024 billion in 2022 and $9.155 billion in 2021. The increase in revenue of $194 million, or 2%, in 2023 as compared to 2022 included a 1% positive impact of foreign currency translation and was due principally to the net effect of the following items:

- The addition of an aggregate $167 million of revenue, or a 4% increase compared to the prior year, attributable to our Tommy Hilfiger International and Tommy Hilfiger North America segments, which included a positive impact of $51 million, or 1%, related to foreign currency translation. Tommy Hilfiger International segment revenue increased 3% (including a 2% positive foreign currency impact). Revenue in our Tommy Hilfiger North America segment increased 6%.

- The net addition of an aggregate $131 million of revenue, or a 3% increase compared to the prior year, attributable to our Calvin Klein International and Calvin Klein North America segments. Calvin Klein International segment revenue increased 10%. Revenue in our Calvin Klein North America segment decreased 7%, as an increase in revenue through its direct-to-consumer distribution channel was more than offset by a decrease in revenue through the wholesale distribution channel. The impact of foreign currency translation on our Calvin Klein segments' revenue for the year was not significant.

- The reduction of $105 million of revenue, or an 18% decrease compared to the prior year, attributable to our Heritage Brands Wholesale segment, which included a 7% decline resulting from the Heritage Brands intimates transaction.

The benefit to revenue from the 53rd week in 2023 was approximately 1%.

Our 2023 revenue through our direct-to-consumer distribution channel increased 9%. Sales through our directly operated digital commerce businesses increased 10% in 2023. The impact of foreign currency translation on our direct-to-consumer distribution channel revenue was not significant. Our sales through digital channels, including the digital businesses of our traditional and pure play wholesale customers and our directly operated digital commerce businesses was approximately

20% of total revenue in 2023. Our revenue through our wholesale distribution channel decreased 3% in 2023, inclusive of a 1% positive foreign currency impact and a 1% reduction resulting from the Heritage Brands intimates transaction.

The decrease in revenue of $130 million, or 1%, in 2022 as compared to 2021 included (i) a 7% negative impact of foreign currency translation, (ii) a 2% reduction resulting from the Heritage Brands menswear transaction and the exit from the Heritage Brands Retail business and (iii) a 1% reduction resulting from the impact of the war in Ukraine, including closures of our stores in Russia, the cessation of wholesale shipments to Russia and Belarus, and a reduction in wholesale shipments to Ukraine, and included the following:

- The net reduction of an aggregate $46 million of revenue, or a 1% decrease compared to the prior year, attributable to our Tommy Hilfiger International and Tommy Hilfiger North America segments, which included a negative impact of $387 million, or 8%, related to foreign currency translation. Tommy Hilfiger International segment revenue decreased 4% (including an 11% negative foreign currency impact). Revenue in our Tommy Hilfiger North America segment increased 9%.

- The addition of an aggregate $123 million of revenue, or a 3% increase compared to the prior year, attributable to our Calvin Klein International and Calvin Klein North America segments, which included a negative impact of $232 million, or 6%, related to foreign currency translation. Calvin Klein International segment revenue increased 1% (including a 10% negative foreign currency impact). Revenue in our Calvin Klein North America segment increased 8%.

- The reduction of an aggregate $207 million of revenue, or a 26% decrease compared to the prior year, attributable to our Heritage Brands Wholesale and Heritage Brands Retail segments, which included a 25% decline resulting from the Heritage Brands menswear transaction and the exit from the Heritage Brands Retail business.

Our 2022 revenue through our direct-to-consumer distribution channel decreased 1%, including a 7% negative foreign currency impact and a 2% reduction resulting from the exit of the Heritage Brands Retail business. Sales through our directly operated digital commerce businesses decreased 7% in 2022, including an 8% negative foreign currency impact, following exceptionally strong growth in 2021. Our sales through digital channels, including the digital businesses of our traditional and pure play wholesale customers and our directly operated digital commerce businesses was approximately 20% of total revenue in 2022. Our revenue through our wholesale distribution channel decreased 3% in 2022, inclusive of a 7% negative foreign currency impact and a 2% reduction resulting from the Heritage Brands menswear transaction.

We currently expect revenue for the full year 2024 to decrease approximately 6% to 7% compared to 2023, including a 2% reduction resulting from the Heritage Brands intimates transaction and a 1% reduction related to the 53rd week in 2023, primarily due to expected revenue declines in the Tommy Hilfiger and Calvin Klein International segments, driven by our European wholesale business. The impact of foreign currency translation on our revenue in 2024 is not expected to be significant.

Gross Profit

Gross profit is calculated as total revenue less cost of goods sold and gross margin is calculated as gross profit divided by total revenue. Included as cost of goods sold are costs associated with the production and procurement of product, such as inbound freight costs, purchasing and receiving costs and inspection costs. Also included as cost of goods sold are the amounts recognized on foreign currency forward contracts as the underlying inventory hedged by such forward contracts is sold. Warehousing and distribution expenses are included in selling, general and administrative ("SG&A") expenses. All of our royalty, advertising and other revenue from licensing the use of our trademarks is included in gross profit because there is no cost of goods sold associated with such revenue. As a result, our gross profit may not be comparable to that of other entities.

The following table shows our revenue mix between net sales and royalty, advertising and other revenue, as well as our gross margin for 2023, 2022 and 2021:

	2023	2022	2021
Components of revenue:			
Net sales	94.9 %	94.7 %	95.3 %
Royalty, advertising and other revenue	5.1	5.3	4.7
Total	100.0 %	100.0 %	100.0 %
Gross margin	58.2 %	56.8 %	58.2 %

Gross profit in 2023 was $5.363 billion, or 58.2% of total revenue, as compared to $5.123 billion, or 56.8% of total revenue, in 2022. The 140 basis point gross margin increase was primarily driven by (i) price increases that were implemented in certain regions and for certain product categories during 2022, (ii) lower freight and other logistics costs as compared to the prior year, (iii) the impact of a change in the revenue mix between our International and North America segments as compared to 2022, as our International segments' revenue was a larger proportion in 2023 than in 2022 and these segments carry higher gross margins, and (iv) the impact of a change in the revenue mix between our direct-to-consumer distribution channel and our wholesale distribution channel as compared to 2022, as our direct-to-consumer distribution channel was a larger proportion in 2023 than in 2022 and carries higher gross margins. These increases were partly offset by (i) higher product costs as a result of inflationary pressures as compared to the prior year and (ii) an approximately 100 basis point decline due to the unfavorable transactional impact of foreign exchange on our international businesses, particularly our European businesses, that purchase inventory in a currency other than their functional currency, as the increased local currency value of inventory results in higher cost of goods in local currency when the goods are sold.

Gross profit in 2022 was $5.123 billion, or 56.8% of total revenue, as compared to $5.324 billion, or 58.2% of total revenue, in 2021. The 140 basis point gross margin decrease was primarily driven by (i) higher product, freight and other logistics costs as compared to the prior year, as a result of inflationary pressures and the supply chain and logistics disruptions, and (ii) increased promotional activity due to elevated inventory levels industry-wide compared to consumer demand, particularly in the second half of 2022. These decreases were partially offset by (i) price increases that were implemented in certain regions and for certain product categories during 2022 and (ii) the impact of the reduction in revenue from our Heritage Brands businesses as a result of the Heritage Brands menswear transaction and the exit from the Heritage Brands Retail business, as the revenue from our Heritage Brands businesses carried lower gross margins.

We currently expect that gross margin in 2024 will increase by approximately 200 basis points as compared to 2023. Our expectation for 2024 includes increases primarily as a result of (i) lower product costs as compared to 2023, (ii) the impact of a change in the revenue mix between our direct-to-consumer distribution channel and our wholesale distribution channel as compared to 2023, as our direct-to-consumer distribution channel is expected to be a larger proportion in 2024 than in 2023 and generally carries higher gross margins, (iii) the impact of the reduction in revenue as a result of the Heritage Brands intimates transaction, as the revenue from the Heritage Brands intimates business carried lower gross margins and (iv) more full price selling.

SG&A Expenses

Our SG&A expenses were as follows:

	2023	2022	2021
(In millions)			
SG&A expenses	$ 4,543	$ 4,377	$ 4,454
% of total revenue	49.3 %	48.5 %	48.7 %

SG&A expenses in 2023 were $4.543 billion, or 49.3% of total revenue, as compared to $4.377 billion, or 48.5% of total revenue in 2022. The 80 basis point increase was primarily driven by (i) the impact of the change in the revenue mix between our International and North America segments as compared to 2022, as our International segments' revenue was a larger proportion in 2023 than in 2022 and these segments carry higher SG&A expenses as percentages of total revenue, (ii) the impact of a change in the revenue mix between our direct-to-consumer distribution channel and our wholesale distribution channel as compared to 2022, as our direct-to-consumer distribution channel was a larger proportion in 2023 than in 2022 and carries higher SG&A expenses as a percentage of total revenue and (iii) an increase in marketing and other investments to drive our strategic initiatives. These increases were partially offset by (i) the absence in 2023 of costs incurred in 2022 in connection with the exit from our Russia business, (ii) the net favorable impact of the 2022 cost savings initiative and (iii) cost efficiencies across the business as we take a disciplined approach to managing expenses.

SG&A expenses in 2022 were $4.377 billion, or 48.5% of total revenue, as compared to $4.454 billion, or 48.7% of total revenue in 2021. The 20 basis point decrease was primarily as a result of (i) the net favorable impact of actions taken to reduce our workforce, primarily in certain international markets, and to reduce our real estate footprint and (ii) the absence in 2022 of costs incurred in 2021 associated with the exit from our Heritage Brands Retail business. These decreases were partially offset by (i) net costs incurred in connection with the exit from our Russia business, primarily consisting of noncash asset impairments and a gain on contract terminations, and (ii) the impact of the reduction in revenue from our Heritage Brands businesses as a result of the Heritage Brands menswear transaction and the exit from our Heritage Brands Retail business, as the revenue from our Heritage Brands businesses carried lower SG&A expenses as a percentage of total revenue.

We currently expect that SG&A expenses as a percentage of revenue in 2024 will increase approximately 140 basis points as compared to 2023. Our expectation for 2024 includes an increase primarily as a result of (i) the impact of a change in the revenue mix between our direct-to-consumer distribution channel and our wholesale distribution channel as compared to 2023, as our direct-to-consumer distribution channel is expected to be a larger proportion in 2024 than in 2023 and generally carries higher SG&A expenses as a percentage of total revenue and (ii) the impact from the deleveraging of expenses resulting from the expected decline in revenue in 2024. These increases are expected to be partially offset by (i) the favorable impact of the 2022 cost savings initiative and (ii) cost efficiencies across the business as we continue to take a disciplined approach to managing expenses.

Goodwill Impairment

We recorded a pre-tax noncash goodwill impairment charge of $417 million during 2022 in conjunction with our annual goodwill and other indefinite-lived intangible asset impairment testing. The impairment was non-operational and driven primarily by a significant increase in discount rates, as a result of then-current economic conditions.

Please see Note 7, "Goodwill and Other Intangible Assets," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of these impairments.

Non-Service Related Pension and Postretirement Income

Non-service related pension and postretirement income was $47 million, $92 million and $64 million in 2023, 2022 and 2021, respectively. Non-service related pension and postretirement income in 2023, 2022 and 2021 included actuarial gains on our retirement plans of $46 million, inclusive of a $20 million pre-tax curtailment gain recorded in connection with a change to our defined benefit pension plans, $78 million and $49 million, respectively.

Please see Note 12, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of our pension and postretirement plans, including the recent change to our defined benefit pension plans.

Non-service related pension and postretirement income (cost) recorded throughout the year is calculated using actuarial valuations that incorporate assumptions and estimates about financial market, economic and demographic conditions. Differences between estimated and actual results give rise to gains and losses that are recorded immediately in earnings, generally in the fourth quarter of the year, which can create volatility in our results of operations. We currently expect that non-service related pension and postretirement income for 2024 will be immaterial. However, our expectation of 2024 non-service related pension and post-retirement income does not include the impact of an actuarial gain or loss. As a result of the recent volatility in the financial markets, there is significant uncertainty with respect to the actuarial gain or loss we may record on our retirement plans in 2024. We may record a significant actuarial gain or loss in 2024 if there is a significant increase or decrease in discount rates, respectively, or if there is a difference between the actual and expected return on plan assets. As such, our actual 2024 non-service related pension and postretirement income may be significantly different than our projections.

Other Gain

We recorded a gain of $15 million in the fourth quarter of 2023 in connection with the Heritage Brands intimates transaction.

We recorded a gain of $119 million in the third quarter of 2021 in connection with the Heritage Brands menswear transaction.

Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of these transactions.

Equity in Net Income of Unconsolidated Affiliates

The equity in net income of unconsolidated affiliates was $46 million, $50 million and $24 million of income in 2023, 2022, and 2021 respectively. These amounts relate to our share of income (loss) from (i) our joint venture for the *TOMMY HILFIGER* and *Calvin Klein* brands, and certain licensed and formerly PVH-owned trademarks in Mexico, (ii) our joint venture for the *TOMMY HILFIGER* and *Calvin Klein* brands in India, (iii) our joint venture for the *TOMMY HILFIGER* brand in Brazil, (iv) our PVH Legwear joint venture for the *TOMMY HILFIGER* and *Calvin Klein* brands and certain licensed and formerly PVH-owned trademarks in the United States and Canada, and (v) our investment in Karl Lagerfeld prior to the closing of the Karl Lagerfeld transaction during 2022. The equity in net income of unconsolidated affiliates for 2022 also included a $16 million pre-tax gain in connection with the Karl Lagerfeld transaction. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

The equity in net income of unconsolidated affiliates for 2023 decreased as compared to 2022 primarily due to the absence in 2023 of the $16 million pre-tax gain recorded in 2022 in connection with the Karl Lagerfeld transaction, partly offset by an increase in income attributable to our joint venture in Mexico and our PVH Legwear joint venture. The equity in net income of unconsolidated affiliates for 2022 increased as compared to 2021 primarily due to the $16 million pre-tax gain discussed above, as well as an increase in income attributable to our joint ventures in Mexico and India.

We currently expect that our equity in net income of unconsolidated affiliates for the full year 2024 will be relatively flat as compared to 2023.

Interest Expense, Net

Interest expense, net increased to $88 million in 2023 from $83 million in 2022 primarily due to an increase in interest rates as compared to 2022.

Interest expense, net decreased to $83 million in 2022 from $104 million in 2021 primarily due to the impact of $1.030 billion of voluntary long-term debt repayments made during 2021.

Please see the section entitled "Financing Arrangements" within "Liquidity and Capital Resources" below for further discussion.

Interest expense, net for the full year 2024 is currently expected to be relatively flat as compared to 2023.

Income Taxes

Income tax expense was as follows:

(Dollars in millions)	2023	2022	2021
Income tax expense	$ 177	$ 188	$ 21
Income tax as a % of pre-tax income	21.1 %	48.4 %	2.1 %

We file income tax returns in more than 40 international jurisdictions each year. A substantial amount of our earnings are in international jurisdictions, particularly the Netherlands and Hong Kong SAR, where income tax rates, when coupled with special rates levied on income from certain of our jurisdictional activities, have historically been lower than the United States statutory income tax rate. These special rates expired at the end of 2021.

Significant items which have caused our tax rate to fluctuate each year include the items discussed below. The effect that discrete tax amounts have on the effective income tax rate in each year is not comparable due to changes in our pre-tax income.

Our effective income tax rate for 2023 was 21.1% primarily due to the favorable tax impacts of the foreign derived intangible income deduction and the generation of certain foreign tax credits, offset by our jurisdictional mix of earnings.

Our effective income tax rate for 2022 was 48.4%. Our 2022 effective income tax rate included the impact of the $417 million noncash goodwill impairment charge recorded in 2022, which was non-deductible and resulted in an increase to our effective income tax rate of 22.3%.

Our effective income tax rate for 2021 was 2.1%. Our 2021 effective income tax rate included (i) a $106 million benefit resulting from a tax accounting method change made in conjunction with our 2020 United States federal income tax return that provided additional tax benefits to the foreign components of our federal income tax provision, which resulted in a decrease to our effective income tax rate of 10.9%, (ii) a $93 million favorable impact on certain liabilities for uncertain tax positions resulting from the expiration of applicable statutes of limitation, which resulted in a decrease to our effective income tax rate of 9.7%, and (iii) a $32 million benefit related to the remeasurement of certain net deferred tax assets in connection with the expiration of the special tax rates at the end of 2021, which resulted in a decrease to our effective income tax rate of 3.3%.

We currently expect that our effective income tax rate in 2024 will be approximately 21%.

Our tax rate is affected by many factors, including the mix of international and domestic pre-tax earnings, discrete events arising from specific transactions and new regulations, as well as audits by tax authorities and the receipt of new information, any of which can cause us to change our estimate for uncertain tax positions. Please see Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act, with tax provisions primarily focused on implementing a 15% corporate minimum tax based on global adjusted financial statement income and a 1% excise tax on share repurchases. The corporate minimum tax became effective in fiscal 2023 and the excise tax was effective January 1, 2023. The corporate minimum tax did not have any impact on our consolidated financial statements. Please see section entitled "Acquisition of Treasury Shares" within "Liquidity and Capital Resources" below for further discussion of share repurchases and the excise taxes incurred in 2023.

The Organization for Economic Cooperation and Development has proposed a global minimum effective tax rate of 15%, generally known as Pillar Two, which would be effective in 2024 for certain multinational companies. Under Pillar Two, a top-up tax would be required for any jurisdiction whose effective tax rate falls below the 15% minimum rate. We are closely monitoring developments and evaluating the impacts these new rules would have on our tax rate. Based on our preliminary analysis, the Pillar Two legislation is not expected to have a material impact on our 2024 effective tax rate. We will continue to monitor and reflect the impact of such legislative changes in future financial statements as appropriate.

Redeemable Non-Controlling Interest

We formed a joint venture in Ethiopia ("PVH Ethiopia") to operate a manufacturing facility that produced finished products for us for distribution primarily in the United States. We held an initial economic interest of 75% in PVH Ethiopia, with our partner's 25% interest accounted for as a redeemable non-controlling interest ("RNCI"). We consolidated the results of PVH Ethiopia in our consolidated financial statements. The capital structure of PVH Ethiopia was amended effective May 31, 2021 and we solely managed and effectively owned all economic interests in the joint venture. As a result of the amendments to the capital structure of PVH Ethiopia, we stopped attributing any net income or loss in PVH Ethiopia to an RNCI beginning May 31, 2021. The net loss attributable to the RNCI was immaterial in 2021. We closed in the fourth quarter of 2021 the manufacturing facility that was PVH Ethiopia's sole operation. The closure did not have a material impact on our consolidated financial statements. Please see Note 6, "Redeemable Non-Controlling Interest," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Summary and Trends

Cash and cash equivalents at February 4, 2024 was $708 million, an increase of $157 million from the $551 million at January 29, 2023. The change in cash and cash equivalents included the impact of (i) $548 million of completed common stock repurchases under the stock repurchase program, (ii) $156 million of net cash proceeds received in connection with the sale of our Warner's, Olga and True&Co. women's intimates businesses and (iii) $112 million of mandatory long-term debt repayments. We ended 2023 with approximately $1.4 billion of borrowing capacity available under our various debt facilities.

Cash flow in 2024 will be impacted by various factors, including, as discussed further below in this "Liquidity and Capital Resources" section, (i) mandatory long-term debt repayments on our term loan under our 2022 senior unsecured credit facilities of approximately $12 million, subject to exchange rate fluctuations, and (ii) expected common stock repurchases under the stock repurchase program of approximately $400 million. Additionally, we are exploring alternatives, including refinancing, to fund the repayment of our €525 million senior unsecured notes due in 2024.

As of February 4, 2024, $375 million of cash and cash equivalents was held by international subsidiaries. Our intent is to reinvest indefinitely substantially all of our historical earnings in foreign subsidiaries outside of the United States in jurisdictions in which we would expect to incur material tax costs upon distribution of such amounts. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated due to the complexities associated with the hypothetical calculation.

Operations

Cash provided by operating activities was $969 million in 2023 compared to $39 million in 2022. The increase in cash provided by operating activities as compared to 2022 was primarily driven by changes in our working capital, including (i) a decrease in trade receivables, primarily driven by a decrease in our wholesale revenue in the fourth quarter of 2023 as compared to the prior year period, and (ii) changes in inventories net of the related change in payables, primarily as a result of (a) a reduction in inventories in the current year period from the elevated levels of inventory we experienced in the second half of 2022 and (b) an increase in inventories during the prior year period as we were building back from lean inventory levels in 2021.

Supply Chain Finance Program

We have a voluntary supply chain finance program (the "SCF program") administered through a third party platform that provides our inventory suppliers with the opportunity to sell their receivables due from us to participating financial institutions in advance of the invoice due date, at the sole discretion of both the suppliers and the financial institutions. We are not a party to the agreements between the suppliers and the financial institutions and have no economic interest in a supplier's decision to sell a receivable. Our payment obligations, including the amounts due and payment terms, which generally do not exceed 90 days, are not impacted by suppliers' participation in the SCF program. Please see Note 22, "Other Comments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of our SCF program.

Investments in Unconsolidated Affiliates

Dividends received from our investments in unconsolidated affiliates of $30 million, $16 million and $19 million during 2023, 2022 and 2021, respectively, are included in our net cash provided by operating activities in our Consolidated Statements of Cash Flows for the respective period. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

Heritage Brands Intimates Transaction

We completed the sale of our Warner's, Olga and True&Co. women's intimates businesses to Basic Resources on November 27, 2023 for net proceeds of $156 million, of which $160 million of gross proceeds are presented as investing cash flows and $4 million of transaction costs are presented as operating cash flows in the Consolidated Statement of Cash Flows for 2023. There is a potential earnout of up to $10 million that we may receive subsequent to the earnout period, based on calendar year 2024 net sales of a portion of the sold businesses. Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

Karl Lagerfeld Transaction

We completed the sale of our approximately 8% economic interest in Karl Lagerfeld to a subsidiary of G-III on May 31, 2022 for $20 million in cash, of which $19 million was received in 2022 and the remaining $1 million which was previously held in escrow was received in the fourth quarter of 2023. Please see Note 5, "Investments in Unconsolidated Affiliates," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

Heritage Brands Menswear Transaction

We completed the sale of our *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* trademarks, as well as certain related inventories, to ABG and other parties on August 2, 2021 for net proceeds of $216 million, of which $223 million of gross proceeds were presented as investing cash flows and $7 million of transaction costs were presented as operating cash flows in the Consolidated Statement of Cash Flows for 2021. Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

Capital Expenditures

Our capital expenditures in 2023 were $245 million compared to $290 million in 2022. The capital expenditures in 2023 primarily consisted of (i) investments in (a) new stores and store renovations and (b) our information technology infrastructure worldwide, including information security, (ii) upgrades and enhancements to platforms and systems worldwide, including our digital commerce platforms, and (iii) enhancements to our warehouse and distribution network in Europe and North America. We currently expect that capital expenditures for 2024 will increase to approximately $300 million and will primarily consist of continued investments in these same categories.

Mandatorily Redeemable Non-Controlling Interest

We acquired in 2019 the approximately 78% ownership interest in Gazal Corporation Limited ("Gazal") that we did not already own (the "Australia acquisition"). The Australia acquisition agreement provided for key executives of Gazal and PVH Brands Australia Pty. Limited to exchange a portion of their interests in Gazal for approximately 6% of the outstanding shares of our previously wholly owned subsidiary that acquired 100% of the ownership interests in the Australia business. We were obligated to purchase this 6% interest within two years of the acquisition closing in two tranches.

We purchased tranche 1 (50% of the shares) for $17 million in June 2020 and tranche 2 (the remaining 50% of the shares) for $24 million in June 2021 based on exchange rates in effect on the applicable payment dates. The tranche 2 payments are presented in the Consolidated Statement of Cash Flows for 2021 as follows: (i) $15 million as financing cash flows, which represented the initial fair value of the liability for the tranche 2 shares recognized on the acquisition date, and (ii) $9 million as operating cash flows for the tranche 2 shares attributable to interest. Please see Note 3, "Acquisitions and Divestitures," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

Dividends

Cash dividends paid on our common stock totaled $9 million, $10 million and $3 million in 2023, 2022 and 2021, respectively.

We suspended our dividends in 2020 in response to the impacts of the COVID-19 pandemic on our business. In addition, under the terms of a waiver we obtained in 2020 of certain covenants under our senior unsecured credit facilities, we were not permitted to declare or pay dividends during the relief period. Effective during 2021, the relief period was terminated and we resumed our dividend payments in the fourth quarter of 2021.

We currently project that cash dividends paid on our common stock in 2024 will be approximately $9 million based on our current dividend rate, the number of shares of our common stock outstanding as of February 4, 2024, our estimate of stock to be issued during 2024 under our stock incentive plan and our estimate of stock repurchases during 2024.

Acquisition of Treasury Shares

The Board of Directors has authorized over time beginning in 2015 an aggregate $5 billion stock repurchase program through July 30, 2028, which includes a $2 billion increase in the authorization and a four year extension of the program approved by the Board of Directors on March 27, 2024. Repurchases under the program may be made from time to time over the period through open market purchases, accelerated share repurchase programs, privately negotiated transactions or other methods, as we deem appropriate. Purchases are made based on a variety of factors, such as price, corporate requirements and overall market conditions, applicable legal requirements and limitations, trading restrictions under our insider trading policy and other relevant factors. The program may be modified by the Board of Directors, including to increase or decrease the repurchase limitation or extend, suspend, or terminate the program, at any time, without prior notice. Beginning January 1, 2023, our share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act.

During 2023, 2022 and 2021, we purchased 5.7 million shares, 6.2 million shares and 3.3 million shares, respectively, of our common stock under the program in open market transactions for $550 million (excluding excise taxes of $5 million), $399 million and $350 million, respectively. Purchases of $2 million were accrued for in the Consolidated Balance Sheet as of February 4, 2024. Purchases of $6 million that were accrued for in the Consolidated Balance Sheet as of January 30, 2022 were paid in 2022. As of February 4, 2024, the repurchased shares were held as treasury stock and $274 million of the authorization remained available for future share repurchases, excluding excise taxes, as the excise taxes do not reduce the authorized amount remaining. The authorization remaining as of February 4, 2024 does not reflect the increase approved on March 27, 2024 discussed above.

We currently expect common stock repurchases under the stock repurchase program of approximately $400 million in 2024.

Treasury stock activity also includes shares that were withheld principally in conjunction with the settlement of restricted stock units and performance share units to satisfy tax withholding requirements.

Financing Arrangements

Our capital structure was as follows:

(In millions)	2/4/24	1/29/23
Short-term borrowings	$ —	$ 46
Current portion of long-term debt	578	112
Finance lease obligations	10	12
Long-term debt	1,592	2,177
Stockholders' equity	5,119	5,013

In addition, we had $708 million and $551 million of cash and cash equivalents as of February 4, 2024 and January 29, 2023, respectively.

Short-Term Borrowings

We have the ability to draw revolving borrowings under the senior unsecured credit facilities discussed below in the section entitled "2022 Senior Unsecured Credit Facilities." We had no revolving borrowings outstanding under these facilities as of February 4, 2024 and January 29, 2023.

Additionally, we have the ability to borrow under short-term lines of credit, overdraft facilities and short-term revolving credit facilities denominated in various foreign currencies. These facilities provided for borrowings of up to $210 million based on exchange rates in effect on February 4, 2024 and are utilized primarily to fund working capital needs. We had no borrowings outstanding under these facilities as of February 4, 2024 and $46 million outstanding under these facilities as of January 29, 2023. The weighted average interest rate on funds borrowed as of January 29, 2023 was 2.31%.

Commercial Paper

We have the ability to issue unsecured commercial paper notes with maturities that vary but do not exceed 397 days from the date of issuance primarily to fund working capital needs. Borrowings under the commercial paper note program, when taken together with the revolving borrowings outstanding under the multicurrency revolving credit facility included in the 2022 facilities (as defined below), cannot exceed $1.150 billion. We had no borrowings outstanding under the commercial paper note program as of February 4, 2024 and January 29, 2023.

Finance Lease Liabilities

Our cash payments for finance lease liabilities totaled $5 million in each of 2023, 2022 and 2021.

2022 Senior Unsecured Credit Facilities

On December 9, 2022 (the "Closing Date"), we entered into new senior unsecured credit facilities (the "2022 facilities"), the proceeds of which, along with cash on hand, were used to repay all of the outstanding borrowings under the 2019 facilities (as defined below), as well as the related debt issuance costs.

The 2022 facilities consist of (a) a €441 million euro-denominated Term Loan A facility (the "Euro TLA facility"), (b) a $1.150 billion United States dollar-denominated multicurrency revolving credit facility (the "multicurrency revolving credit facility"), which is available in (i) United States dollars, (ii) Australian dollars (limited to A$50 million), (iii) Canadian dollars (limited to C$70 million), or (iv) euros, yen, pounds sterling, Swiss francs or other agreed foreign currencies (limited to €250 million), and (c) a $50 million United States dollar-denominated revolving credit facility available in United States dollars or Hong Kong dollars (together with the multicurrency revolving credit facility, the "revolving credit facilities"). The 2022 facilities are due on December 9, 2027. In connection with the refinancing in 2022 of the 2019 facilities (as defined below), we paid debt issuance costs of $9 million (of which $1 million was expensed as debt modification costs and $8 million is being amortized over the term of the 2022 facilities) and recorded debt extinguishment costs of $1 million to write off previously capitalized debt issuance costs.

The multicurrency revolving credit facility also includes amounts available for letters of credit and has a portion available for the making of swingline loans. The issuance of such letters of credit and the making of any swingline loan reduces the amount available under the multicurrency revolving credit facility. So long as certain conditions are satisfied, we may add one or more senior unsecured term loan facilities or increase the commitments under the revolving credit facilities by an aggregate amount not to exceed $1.5 billion. The lenders under the 2022 facilities are not required to provide commitments with respect to such additional facilities or increased commitments.

The terms of the Euro TLA facility require us to make quarterly repayments of amounts outstanding, which commenced with the calendar quarter ending March 31, 2023. Such required repayment amounts equal 2.50% per annum of the principal amount outstanding on the Closing Date, paid in equal installments and subject to certain customary adjustments, with the balance due on the maturity date of the Euro TLA facility. The outstanding borrowings under the 2022 facilities are prepayable at any time without penalty (other than customary breakage costs). Any voluntary repayments made by us would reduce the future required repayment amounts.

We made payments of $12 million on our term loan under the 2022 facilities during 2023. We made payments of $488 million on our term loans under the 2019 facilities during 2022, which included $23 million of mandatory payments and the $465 million repayment of the 2019 facilities in connection with the refinancing of the senior credit facilities. We made payments of $1.051 billion on our term loans under the 2019 facilities during 2021, which included the repayment of the outstanding principal balance under our United States dollar-denominated Term Loan A facility.

The euro-denominated borrowings under the Euro TLA facility and multicurrency revolving credit facility bear interest at a rate per annum equal to a euro interbank offered rate ("EURIBOR") and the euro-denominated swing line borrowings under the 2022 facilities bear interest at a rate per annum equal to an adjusted daily simple euro short term rate ("ESTR"), calculated in a manner set forth in the 2022 facilities, plus in each case an applicable margin.

The United States dollar-denominated borrowings under the 2022 facilities bear interest at a rate per annum equal to, at our option, either a base rate or an adjusted term secured overnight financing rate ("SOFR"), calculated in a manner set forth in the 2022 facilities, plus an applicable margin.

The borrowings denominated in other foreign currencies under the 2022 facilities bear interest at various indexed rates specified in the 2022 facilities and are calculated in a manner set forth in the 2022 facilities, plus an applicable margin.

The current applicable margin with respect to the Euro TLA Facility as of February 4, 2024 was 1.250%. The current applicable margin with respect to the revolving credit facilities as of February 4, 2024 was 0.125% for loans bearing interest at the base rate, Canadian prime rate or daily simple ESTR rate and 1.125% for loans bearing interest at the EURIBOR rate or any other rate specified in the 2022 facilities. The applicable margin for borrowings under the Euro TLA facility and each revolving credit facility is subject to adjustment (i) after the date of delivery of the compliance certificate and financial statements, with respect to each of our fiscal quarters, based upon our net leverage ratio or (ii) after the date of delivery of notice of a change in our public debt rating by Standard & Poor's or Moody's.

The 2022 facilities contain customary events of default, including but not limited to nonpayment; material inaccuracy of representations and warranties; violations of covenants; certain bankruptcies and liquidations; cross-default to material indebtedness; certain material judgments; certain events related to the Employee Retirement Income Security Act of 1974, as amended; and a change in control (as defined in the 2022 facilities).

The 2022 facilities require us to comply with customary affirmative, negative and financial covenants, including a maximum net leverage ratio. A breach of any of these operating or financial covenants would result in a default under the 2022 facilities. If an event of default occurs and is continuing, the lenders could elect to declare all amounts then outstanding, together with accrued interest, to be immediately due and payable, which would result in acceleration of our other debt.

2019 Senior Unsecured Credit Facilities

On April 29, 2019, we entered into senior unsecured credit facilities (as amended, the "2019 facilities"). We replaced the 2019 facilities with the 2022 facilities on December 9, 2022 as discussed above in the section entitled "2022 Senior Unsecured Credit Facilities." The 2019 facilities included a €500 million euro-denominated Term Loan A facility, of which €441 million was outstanding as of the date it was replaced, and senior unsecured revolving credit facilities.

7 3/4% Debentures Due 2023

We had $100 million of debentures due November 15, 2023 that accrued interest at the rate of 7 3/4%. We repaid these debentures at maturity.

3 5/8% Euro Senior Notes Due 2024

We have outstanding €525 million principal amount of 3 5/8% senior notes due July 15, 2024. We may redeem some or all of these notes at any time prior to April 15, 2024 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, we may redeem some or all of these notes on or after April 15, 2024 at their principal amount plus any accrued and unpaid interest.

Our ability to create liens on our assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

4 5/8% Senior Notes Due 2025

We have outstanding $500 million principal amount of 4 5/8% senior notes due July 10, 2025. The interest rate payable on the notes is subject to adjustment if either Standard & Poor's or Moody's, or any substitute rating agency, as defined in the indenture governing the notes, downgrades the credit rating assigned to the notes. We may redeem some or all of these notes at any time prior to June 10, 2025 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, we may redeem some or all of these notes on or after June 10, 2025 at their principal amount plus any accrued and unpaid interest.

We entered into multiple fixed-to-fixed cross-currency swap contracts in the third quarter of 2023, which, in aggregate, economically convert our $500 million principal amount of 4 5/8% senior notes due 2025 from a United States dollar-denominated obligation to a euro-denominated obligation of €457.2 million. As part of these swap contracts, we will receive fixed-rate United States dollar-denominated interest at a weighted average rate of 1.405% and pay fixed-rate euro-denominated interest at a rate of 0%.

Our ability to create liens on our assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

We have outstanding €600 million principal amount of 3 1/8% senior notes due December 15, 2027. We may redeem some or all of these notes at any time prior to September 15, 2027 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, we may redeem some or all of these notes on or after September 15, 2027 at their principal amount plus any accrued and unpaid interest.

Our ability to create liens on our assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

As of February 4, 2024, we were in compliance with all applicable financial and non-financial covenants under our financing arrangements.

As of February 4, 2024, our issuer credit was rated BBB- by Standard & Poor's with a positive outlook and our corporate credit was rated Baa3 by Moody's with a positive outlook, and our commercial paper was rated A-3 by Standard & Poor's and P-3 by Moody's. In assessing our credit strength, we believe that both Standard & Poor's and Moody's considered, among other things, our capital structure and financial policies, our consolidated balance sheet, our historical acquisition activity and other financial information, as well as industry and other qualitative factors.

Please see Note 8, "Debt," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of our debt.

Additional Cash Requirements

The following table summarizes current and long-term cash requirements as of February 4, 2024, which we expect to fund primarily with cash generated from operating cash flows and continued access to financial and credit markets:

	Cash Requirements									
Description		Total		2024		2025-2026		2027-2028		Thereafter
(In millions)										
Long-term debt[1]	$	2,177	$	578	$	524	$	1,075	$	—
Interest payments on long-term debt		217		77		98		42		
Operating and finance leases[2]		1,593		346		539		356		352
Inventory purchase commitments[3]		710		710						
Other cash requirements[4]		149		79		61		9		
Total	$	4,846	$	1,790	$	1,222	$	1,482	$	352

[1] At February 4, 2024, the outstanding principal balance under our senior unsecured Term Loan A facility was $463 million, which requires mandatory payments through December 9, 2027 (according to the mandatory repayment schedules). We also had outstanding $566 million of 3 5/8% senior unsecured euro notes due July 15, 2024, $500 million of 4 5/8% senior unsecured notes due July 10, 2025 and $647 million of 3 1/8% senior unsecured euro notes due December 15, 2027.

[2] We lease Company-operated free-standing retail store locations, warehouses, distribution centers, showrooms, office space, and certain equipment and other assets. Please see Note 16, "Leases," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information.

[3] Represents contractual commitments that are enforceable and legally binding for goods on order and not received or paid for as of February 4, 2024. Inventory purchase commitments also include fabric commitments with our suppliers, which secure a portion of our material needs for future seasons. Substantially all of these goods are expected to be received and the related payments are expected to be made in 2024. This amount does not include foreign currency forward contracts that we have entered into to manage our exposure to exchange rate changes with respect to certain of these purchases. Please see Note 10, "Derivative Financial Instruments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information.

(4) Represents cash requirements primarily related to (i) information-technology service agreements, (ii) minimum contractual royalty payments under several license agreements we have with third parties, and (iii) advertising and sponsorship agreements.

Not included in the above table are contributions to our qualified defined benefit pension plans, or payments in connection with our unfunded non-qualified supplemental defined benefit pension plans and our unfunded postretirement health care and life insurance benefits plans. These cash requirements cannot be determined due to the number of assumptions required to estimate our future benefit obligations, including return on assets and discount rate. The liabilities associated with these plans are presented in Note 12, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report. Currently, we do not expect to make any material contributions to our pension plans in 2024. Our actual contributions may differ from our planned contributions due to many factors, including changes in tax and other benefit laws, or significant differences between expected and actual pension asset performance or interest rates.

Not included in the above table are $94 million of net potential cash obligations associated with uncertain tax positions due to the uncertainty regarding the future cash outflows associated with such obligations. Please see Note 9, "Income Taxes," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information related to uncertain tax positions.

Not included in the above table are $37 million of asset retirement obligations related to our obligation to dismantle or remove leasehold improvements from leased office, retail store or warehouse locations at the end of a lease term in order to restore a facility to a condition specified in the lease agreement due to the uncertainty of timing of future cash outflows associated with such obligations. Please see Note 22, "Other Comments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further information related to asset retirement obligations.

Not included in the above table are the cash flows associated with fixed-to-fixed cross-currency swap contracts that expire on July 10, 2025 due to the uncertainty regarding the future cash settlements associated with these contracts. Please see Note 10, "Derivative Financial Instruments" included in Item 8 of this report for further information related to these cross-currency swap contracts.

MARKET RISK

Financial instruments held by us as of February 4, 2024 primarily include cash and cash equivalents, short-term borrowings, long-term debt, foreign currency forward contracts and cross-currency swap contracts. Note 11, "Fair Value Measurements," in the Notes to Consolidated Financial Statements included in Item 8 of this report outlines the fair value of our financial instruments as of February 4, 2024. Cash and cash equivalents held by us are affected by short-term interest rates. Given our balance of cash and cash equivalents at February 4, 2024, the effect of a 10 basis point change in short-term interest rates on our interest income would be approximately $0.7 million annually. Borrowings under our senior unsecured term loan facilities bear interest at a rate equal to an applicable margin plus a variable rate. As such, our senior unsecured term loan facilities expose us to market risk for changes in interest rates. We have historically entered into interest rate swap agreements to reduce our exposure to interest rate volatility. No interest rate swap agreements were outstanding as of February 4, 2024. As of February 4, 2024, approximately 80% of our long-term debt was at a fixed interest rate, with the remaining (euro-denominated) balance at a variable interest rate. Interest on the euro-denominated debt is subject to change based on fluctuations in the one-month EURIBOR. The effect of a 10 basis point change in the current one-month EURIBOR on our variable interest expense would be approximately $0.5 million, annually. Please see "Liquidity and Capital Resources" above for further discussion of our credit facilities.

Our Tommy Hilfiger and Calvin Klein businesses each have substantial international components that expose us to significant foreign exchange risk. Over 70% of our $9.2 billion of revenue in 2023, and over 65% of our $9.0 billion of revenue in 2022 and $9.2 billion of revenue in 2021 was generated outside of the United States. Changes in exchange rates between the United States dollar and other currencies can impact our financial results in two ways: a translational impact and a transactional impact.

The translational impact refers to the impact that changes in exchange rates can have on our results of operations and financial position. The functional currencies of our foreign subsidiaries are generally the applicable local currencies. Our consolidated financial statements are presented in United States dollars. The results of operations in local foreign currencies are translated into United States dollars using an average exchange rate over the representative period and the assets and liabilities in local foreign currencies are translated into United States dollars using the closing exchange rate at the balance sheet date. Foreign exchange differences that arise from the translation of our foreign subsidiaries' assets and liabilities into United States dollars are recorded as foreign currency translation adjustments in other comprehensive (loss) income. Accordingly, our results of operations and other comprehensive (loss) income will be unfavorably impacted during times of a strengthening United States dollar, particularly against the euro, the Japanese yen, the Korean won, the British pound, the Australian dollar, the Canadian dollar and the Chinese yuan, and favorably impacted during times of a weakening United States dollar against those currencies.

Our 2023 revenue and net income increased by approximately $70 million and $10 million, respectively, as compared to 2022 due to the impact of foreign currency translation. We currently expect the translational impact of foreign currency on our 2024 revenue and net income as compared to 2023 will be immaterial.

In 2023, we recognized unfavorable foreign currency translation adjustments of $69 million within other comprehensive (loss) income principally driven by a strengthening of the United States dollar against certain currencies in the Asia-Pacific region (primarily the strengthening of the United States dollar against both the Chinese yuan of 6% and the Australian dollar of 8% since January 29, 2023) and a strengthening of the United States dollar against the euro of 1% since January 29, 2023. Our foreign currency translation adjustments recorded in other comprehensive (loss) income are significantly impacted by the substantial amount of goodwill and other intangible assets denominated in the euro, which represented 40% of our $5.4 billion total goodwill and other intangible assets as of February 4, 2024. This translational impact was partially mitigated by the change in the fair value of our net investment hedges discussed below.

There is also a transactional impact of foreign exchange because our foreign subsidiaries purchase inventory in a currency other than their functional currency. We also have exposure to changes in foreign currency rates related to certain intercompany transactions and SG&A expenses. We currently use and plan to continue to use foreign currency forward contracts or other derivative instruments to mitigate the cash flow or market value risks associated with these inventory and intercompany transactions, but we are unable to entirely eliminate these risks. We enter into foreign currency forward contracts pertaining to these inventory transactions up to 18 months in advance for a portion of the projected purchases and may enter into incremental contracts leading up to the time the inventory purchases occur.

Our 2023 net income decreased by approximately $75 million as compared to 2022 due to the transactional impact of foreign currency with a negative impact on our gross margin of approximately 100 basis points. We currently expect the transactional impact of foreign currency on our 2024 net income as compared to 2023 will be immaterial.

Given our foreign currency forward contracts outstanding at February 4, 2024, the effect of a 10% change in foreign currency exchange rates against the United States dollar would result in a change in the fair value of these contracts of approximately $110 million. Any change in the fair value of these contracts would be substantially offset by a change in the fair value of the underlying hedged items.

In order to mitigate a portion of our exposure to changes in foreign currency exchange rates related to the value of our investments in foreign subsidiaries denominated in the euro, we use both non-derivative instruments (the par value of certain of our foreign-denominated debt) and derivative instruments (cross-currency swap contracts), which we designate as net investment hedges. We designated the par value of our €1.125 billion aggregate principal amount of senior notes issued by PVH Corp., a U.S.-based entity, as net investment hedges of our investments in certain of our foreign subsidiaries that use the euro as their functional currency. In addition, we entered into multiple receive fixed-rate United States dollar-denominated interest and pay fixed-rate euro-denominated interest cross-currency swap contracts in the third quarter of 2023, which we also designated as net investment hedges of our investments in certain of our foreign subsidiaries that use the euro as their functional currency. Please see Note 10, "Derivative Financial Instruments," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion.

The effect of a 10% change in the euro against the United States dollar would result in a change in the fair value of the net investment hedges of approximately $170 million. Any change in the fair value of the net investment hedges would be more than offset by a change in the value of our investments in certain of our European subsidiaries. Additionally, during times of a strengthening United States dollar against the euro, we would be required to use a lower amount of our cash flows from operations to pay interest and make long-term debt repayments on our euro-denominated senior notes and to settle our cross-currency swap contracts, whereas during times of a weakening United States dollar against the euro, we would be required to use a greater amount of our cash flows from operations to pay interest and make long-term debt repayments on these notes and to settle our cross-currency swap contracts.

We conduct business in Turkey where the cumulative inflation rate surpassed 100% for the three-year period that ended during the first quarter of 2022. The impact of currency devaluation in countries experiencing high inflation rates, as is the case in Turkey, can unfavorably impact our results of operations. Since the first day of the second quarter of 2022, we have been accounting for our operations in Turkey as highly inflationary. As a result, we have changed the functional currency of our subsidiary in Turkey from the Turkish lira to the euro, which is the functional currency of its parent. The required remeasurement of our monetary assets and liabilities denominated in Turkish lira into euro did not have a material impact on our results of operations during 2023 and 2022. As of February 4, 2024, net monetary assets denominated in Turkish lira represented less than 1% of our total net assets.

Included in the calculations of expense and liabilities for our pension plans are various assumptions, including return on assets, discount rates, mortality rates and future compensation increases. Actual results could differ from these assumptions, which would require adjustments to our balance sheet and could result in volatility in our future pension expense. Holding all other assumptions constant, a 1% change in the assumed rate of return on assets would result in a change to 2024 net benefit cost related to the pension plans of approximately $5 million. Likewise, a 0.25% change in the assumed discount rate would result in a change to 2024 net benefit cost of approximately $19 million.

SEASONALITY

Our business generally follows a seasonal pattern. Our wholesale businesses tend to generate higher levels of sales in the first and third quarters, while our retail businesses tend to generate higher levels of sales in the fourth quarter. Royalty, advertising and other revenue tends to be earned somewhat evenly throughout the year, although the third quarter tends to have the highest level of royalty revenue due to higher sales by licensees in advance of the holiday selling season. This seasonal pattern was disrupted temporarily during the COVID-19 pandemic. Working capital requirements vary throughout the year to support these seasonal patterns and business trends.

RECENT ACCOUNTING PRONOUNCEMENTS

Please see Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this report for a discussion of recently issued and adopted accounting standards.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. Our significant accounting policies are outlined in Note 1, "Summary of Significant Accounting Policies," in the Notes to Consolidated Financial Statements included in Item 8 of this report. We believe that the following are the more critical judgmental areas in the application of our accounting policies that currently affect our financial position and results of operations:

Sales allowances and returns—We have arrangements with many of our department and specialty store customers to support their sales of our products. We establish accruals we believe will be required to satisfy our sales allowance obligations based on a review of the individual customer arrangements, which may be a predetermined percentage of sales in certain cases or may be based on the expected performance of our products in their stores. We also establish accruals, which are based on historical experience, an evaluation of current sales trends and market conditions, and authorized amounts, that we believe are necessary to provide for sales allowances and inventory returns. It is possible that the accrual estimates could vary from actual results, which would require adjustment to the allowance and returns accruals.

Inventories—Inventories are comprised principally of finished goods and are stated at the lower of cost or net realizable value, except for certain retail inventories in North America that are stated at the lower of cost or market using the retail inventory method. Cost for all wholesale inventories in North America and certain wholesale and retail inventories in Asia is determined using the first-in, first-out method. Cost for all other inventories is determined using the weighted average cost method. We review current business trends and forecasts, inventory aging and discontinued merchandise categories to determine adjustments which we estimate will be needed to liquidate existing clearance inventories and record inventories at either the lower of cost or net realizable value or the lower of cost or market using the retail inventory method, as applicable. We believe that all inventory write-downs required at February 4, 2024 have been recorded. Our historical estimates of inventory reserves have not differed materially from actual results. If market conditions were to change, including as a result of inflationary pressures globally, and the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, it is possible that the required level of inventory reserves would need to be adjusted.

Asset impairments—We determined during 2023, 2022 and 2021 that certain long-lived assets were not recoverable, which resulted in us recording impairment charges. The long-lived asset impairments in 2023, which primarily related to certain retail store assets, consisting of property, plant and equipment, were primarily in connection with the financial performance in certain of our retail stores. The long-lived asset impairments in 2022, which primarily related to certain office, retail store and shop-in-shop assets, including property, plant and equipment and operating lease-right-of-use assets, were primarily in connection with our decision in 2022 to exit from our Russia business and the financial performance in certain of our retail stores. The long-lived asset impairments in 2021, which primarily related to certain office, retail store and shop-in-shop assets, including property, plant and equipment and operating lease-right-of-use assets, were primarily as a result of actions taken by us to reduce our real estate footprint, including reductions in office space, and the financial performance in certain of our retail stores and shop-in-shops.

To test long-lived assets for impairment, we estimated the undiscounted future cash flows and the related fair value of each asset. Undiscounted future cash flows were estimated using current sales trends and other factors and, in the case of operating lease right-of-use assets, using estimated sublease income or market rents. If the sum of such undiscounted future cash flows was less than the asset's carrying amount, we recognized an impairment charge equal to the difference between the carrying amount of the asset and its estimated fair value. If different assumptions had been used, including the rate at which future cash flows were discounted, the recorded impairment charges could have been significantly higher or lower. Please see Note 11, "Fair Value Measurements," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of the circumstances surrounding these impairments and the assumptions related to the impairment charges.

Allowance for credit losses on trade receivables—Trade receivables, as presented in our Consolidated Balance Sheets, are net of an allowance for credit losses. An allowance for credit losses is determined through an analysis of the aging of accounts receivable and assessments of collectability based on historical trends, the financial condition of our customers and licensees, including any known or anticipated bankruptcies, and an evaluation of current economic conditions as well as our expectations of conditions in the future. Because we cannot predict future changes in economic conditions and in the financial stability of our customers with certainty, including as a result of inflationary pressures globally, and the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, actual future losses from uncollectible accounts may differ from our estimates and could impact our allowance for credit losses.

Income taxes—Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred tax assets are evaluated for future realization and reduced by a valuation allowance to the extent we believe a portion will not be realized. We consider many factors when assessing the likelihood of future realization of our deferred tax assets, including our recent earnings experience and expectations of future taxable income by taxing jurisdiction, the carryforward periods available to us for tax reporting purposes and other relevant factors. The actual realization of deferred tax assets may differ significantly from the amounts we have recorded.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Accounting for income taxes requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if available evidence indicates it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, we do not recognize any portion of that benefit in the financial statements. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Our actual results have differed materially in the past and could differ materially in the future from our current estimates.

Goodwill and other intangible assets—Goodwill and other indefinite-lived intangible assets are tested for impairment annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment will be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Impairment testing for other indefinite-lived intangible assets is done at the individual asset level.

We assess qualitative factors to determine whether it is necessary to perform a more detailed quantitative impairment test for goodwill and other indefinite-lived intangible assets. We may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting units or indefinite-lived intangible assets. Qualitative factors that we consider as part of our assessment include a change in our market capitalization and its implied impact on reporting unit fair value, a change in our weighted average cost of capital, industry and market conditions, macroeconomic conditions, trends in product costs and financial performance of our businesses. If we perform the quantitative test for any reporting units or indefinite-lived intangible assets, we generally use a discounted cash flow method to estimate fair value. The discounted cash flow method is based on the present value of projected cash flows. Assumptions used in these cash flow projections are generally consistent with our internal forecasts. The estimated cash flows are discounted using a rate that represents our weighted average cost of capital. The weighted average cost of capital is based on a number of variables, including the equity-risk premium and risk-free interest rate. Management believes the assumptions used for the impairment tests are consistent with those that would be utilized by a market participant performing similar analysis and valuations. Adverse changes in future market conditions or weaker operating results compared to our expectations may impact our projected cash flows and estimates of weighted average cost of capital, which could result in a potential impairment charge if we are unable to recover the carrying value of our goodwill and other indefinite-lived intangible assets. For goodwill, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. For indefinite-lived intangible assets, an impairment loss is recognized to the extent the carrying amount of the asset exceeds its fair value.

Goodwill Impairment Testing

2023 Annual Impairment Test

For the 2023 annual goodwill impairment test performed as of the beginning of the third quarter of 2023, we elected to perform a qualitative assessment first to determine whether it was more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount.

We assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company- and reporting unit-specific factors. In performing this assessment, we considered the results of our quantitative annual goodwill impairment test performed in 2022, discussed below, and the impact of (i) the improvement in certain macroeconomic conditions contributing to a favorable change in our market capitalization since the time of the 2022 test, which would imply a reduction to the risk premium included in the discount rate and, therefore, improvement in the fair values of our reporting units, and (ii) our recent financial performance and updated financial forecasts, which were generally consistent with or exceeded the projections used in 2022.

After assessing these events and circumstances, we determined that it was not more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount and concluded that the quantitative goodwill impairment test was not required. No impairment of goodwill resulted from our annual impairment test in 2023.

2022 Annual Impairment Test

For the 2022 annual goodwill impairment test performed as of the beginning of the third quarter of 2022, we elected to bypass the qualitative assessment and proceeded directly to the quantitative impairment test using a discounted cash flow method to estimate the fair value of our reporting units. In making this election, we considered the changes resulting from the then-current macroeconomic environment, in particular the increase in interest rates and the strengthening of the U.S. dollar against most major currencies in which we transact business.

As a result of our 2022 annual impairment test, we recorded $417 million of noncash impairment charges during the third quarter of 2022, which were included in goodwill impairment in our Consolidated Statement of Operations. The impairments were driven primarily by a significant increase in discount rates.

The fair value of the reporting units for goodwill impairment testing was determined using an income approach and validated using a market approach. The income approach was based on discounted projected future (debt-free) cash flows for each reporting unit. The discount rates applied to these cash flows were based on the weighted average cost of capital for each reporting unit, which takes market participant assumptions into consideration, inclusive of a Company-specific 4% risk premium to account for the additional risk of uncertainty perceived by market participants related to our overall cash flows due to the macroeconomic environment. Estimated future operating cash flows were discounted at rates of 16.0% or 16.5%, depending on the reporting unit, to account for the relative risks of the estimated future cash flows. For the market approach, used to validate the results of the income approach method, we used the guideline company method, which analyzes market multiples of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of comparable public companies. The market multiples used in the valuation were based on the relative strengths and weaknesses of the reporting unit compared to the selected guideline companies. We classified the fair values of our reporting units as Level 3 fair value measurements due to the use of significant unobservable inputs.

2021 Annual Impairment Test

For the 2021 annual goodwill impairment test performed as of the beginning of the third quarter of 2021, we elected to perform a qualitative assessment first to determine whether it was more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount.

We assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and reporting unit-specific factors. In performing this assessment, we considered the results of our then-most recently completed quantitative goodwill impairment test and the impact of (i) the weighted average cost of capital for each reporting unit as of the beginning of the third quarter of 2021, which was either favorable to or consistent with the weighted average cost of capital used in our then-most recently completed quantitative impairment test, (ii) a favorable change in our market capitalization and its implied impact on the fair value of our reporting units subsequent to the then-most recently completed quantitative impairment test, and (iii) our recent financial performance and updated financial forecasts, which were consistent with or exceeded the projections used in our then-most recently completed quantitative impairment test.

After assessing these events and circumstances, we determined that it was not more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount and concluded that the quantitative goodwill impairment test was not required. No impairment of goodwill resulted from our annual impairment test in 2021.

Indefinite-Lived Intangible Assets Impairment Testing

2023 Annual Impairment Test

For the 2023 annual indefinite-lived intangible assets impairment test performed as of the beginning of the third quarter of 2023, we elected to first assess qualitative factors to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount.

We assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company- and asset-specific factors. In performing this assessment, we considered the results of our annual impairment testing performed in 2022, discussed below, and the impact of (i) the improvement in certain macroeconomic conditions contributing to a favorable change in our market capitalization since the time of the 2022 test, which would imply a reduction to the risk premium included in the discount rate and, therefore, improvement in the fair value of each of our indefinite-lived intangible assets and (ii) our recent financial performance and updated financial forecasts.

After assessing these events and circumstances, we determined that it was not more likely than not that the fair value of each of our indefinite-lived intangible assets was less than its carrying amount and concluded that a quantitative impairment test was not required. No impairment of indefinite-lived intangible assets resulted from our annual impairment test in 2023.

2022 Annual Impairment Test

For the 2022 annual impairment test of the *TOMMY HILFIGER* and *Calvin Klein* tradenames and the reacquired perpetual license rights for *TOMMY HILFIGER* in India performed as of the beginning of the third quarter of 2022, we elected to first assess qualitative factors to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount. For these assets, no impairment was identified as a result of our most recent quantitative impairment test and the fair values of these indefinite-lived intangible assets substantially exceeded their carrying amounts. The asset with the least excess fair value had an estimated fair value that exceeded its carrying amount by approximately 183% as of the date of our most recent quantitative impairment test. We assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and asset-specific factors, including changes in the weighted average cost of capital for each of our indefinite-lived intangible assets since the date of the most recent quantitative test and our recent financial performance and updated financial forecasts as compared to those used in the most recent quantitative tests. After assessing these events and circumstances, we determined qualitatively that it was not more likely than not that the fair values of these indefinite-lived intangible assets were less than their carrying amounts and concluded that the quantitative impairment test was not required.

For the 2022 annual impairment test of the *Warner's* tradename and the reacquired perpetual license rights recorded in connection with the Australia acquisition performed as of the beginning of the third quarter of 2022, we elected to bypass the qualitative assessment and proceeded directly to the quantitative impairment test. We determined that their fair values exceeded their carrying amounts and, therefore, the assets were not impaired. The *Warner's* tradename was subsequently sold on November 27, 2023 as part of the Heritage Brands intimates transaction, which resulted in a gain.

The fair value of our reacquired perpetual license rights recorded in connection with the Australia acquisition was determined using an income approach which estimates the net cash flows directly attributable to the subject intangible asset. These cash flows are discounted to present value using a discount rate that factors in the relative risk of the intangible asset. We discounted the cash flows used to value the reacquired perpetual license rights recorded in connection with the Australia acquisition at a rate of 19.0%. We classified the fair values of these indefinite-lived intangible assets as Level 3 fair value measurements due to the use of significant unobservable inputs.

2021 Annual Impairment Test

For the 2021 annual indefinite-lived intangible assets impairment test performed as of the beginning of the third quarter of 2021, we elected to assess qualitative factors first to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount.

We assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and asset-specific factors. In performing this assessment, we considered the results of our then-most recently completed quantitative impairment tests and the impact of (i) the weighted average cost of capital for each of our indefinite-lived intangible assets as of the beginning of the third quarter of 2021, which was either favorable to or consistent with the weighted average cost of capital used in our then-most recently completed quantitative impairment tests and (ii) our recent financial performance and updated financial forecasts, which were consistent with or exceeded the projections used in our then-most recently completed quantitative impairment tests.

After assessing these events and circumstances, we determined that it was not more likely than not that the fair value of our indefinite-lived intangible assets were less than their carrying amounts and concluded that a quantitative impairment test was not required. No impairment of indefinite-lived intangible assets resulted from our annual impairment test in 2021.

Please see Note 7, "Goodwill and Other Intangible Assets," in the Notes to Consolidated Financial Statements included in Item 8 of this report for further discussion of goodwill and indefinite-lived intangible assets.

There have been no significant events or change in circumstances since the date of the 2023 annual impairment tests that would indicate the remaining carrying amounts of our goodwill and indefinite-lived intangible assets may be impaired as of February 4, 2024. If different assumptions for our goodwill and other indefinite-lived intangible assets impairment tests had been applied, significantly different outcomes could have resulted. There continues to be significant uncertainty in the current macroeconomic environment due to inflationary pressures globally, the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, and foreign currency volatility. If economic conditions or market factors utilized in the impairment analysis deteriorate or otherwise vary from current assumptions (including those resulting in changes in the weighted average cost of capital), industry conditions deteriorate, or business conditions or strategies for a specific reporting unit change from current assumptions, our businesses do not perform as projected, or there is an extended period of a significant decline in our stock price, we could incur additional goodwill and indefinite-lived intangible asset impairment charges in the future.

Pension and Benefit Plans—Pension and benefit plan expenses are recorded throughout the year based on calculations using actuarial valuations that incorporate estimates and assumptions that depend in part on financial market, economic and demographic conditions, including expected long-term rate of return on assets, discount rate and mortality rates. These assumptions require significant judgment. Actuarial gains and losses, which occur when actual experience differs from our actuarial assumptions, are recognized in the year in which they occur and could have a material impact on our operating results. These gains and losses are measured at least annually at the end of our fiscal year and, as such, are generally recorded during the fourth quarter of each year.

The expected long-term rate of return on assets is based on historical returns and the level of risk premium associated with the asset classes in which the portfolio is invested as well as expectations for the long-term future returns of each asset class. The expected long-term rate of return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio. The expected return on plan assets is recognized quarterly and determined at the beginning of the year by applying the long-term expected rate of return on assets to the actual fair value of plan assets adjusted for expected benefit payments, contributions and plan expenses. At the end of the year, the fair value of the assets is remeasured and any difference between the actual return on assets and the expected return is recorded in earnings as part of the actuarial gain or loss.

The discount rate is determined based on current market interest rates. It is selected by constructing a hypothetical portfolio of high quality corporate bonds that matches the cash flows from interest payments and principal maturities of the portfolio to the timing of benefit payments to participants. The yield on such a portfolio is the basis for the selected discount rate. Service and interest cost is measured using the discount rate as of the beginning of the year, while the projected benefit obligation is measured using the discount rate as of the end of the year. The impact of the change in the discount rate on our projected benefit obligation is recorded in earnings as part of the actuarial gain or loss.

We revised during 2021 the mortality assumptions used to determine our benefit obligations based on recently published actuarial mortality tables. These changes in life expectancy resulted in changes to the period for which we expect benefits to be paid. In 2021, the increase in life expectancy increased our benefit obligations and future expense.

We also periodically review and revise, as necessary, other plan assumptions such as rates of compensation increases, retirement and termination based on historical experience and anticipated future management actions. During 2021, we revised these assumptions based on recent trends and our future expectations at that time, which resulted in a decrease to our benefit obligations and future expense.

Actual results could differ from our assumptions, which would require adjustments to our balance sheet and could result in volatility in our future net benefit cost. Holding all other assumptions constant, a 1% change in the assumed rate of return on assets would result in a change to our 2024 net benefit cost related to the pension plans of approximately $5 million. Likewise, a 0.25% change in the assumed discount rate would result in a change to our 2024 net benefit cost of approximately $19 million.

In the fourth quarter of 2023, our Board of Directors approved changes to our pension plans to freeze the pensionable compensation and credited service amounts used to calculate participants' benefits effective June 30, 2024. After the effective date, in lieu of participation in these pension plans, employees will receive an additional Company contribution to their savings and retirement plans. Employees near retirement age that meet a specified service requirement are included in a transition group that will continue to accrue benefits under these pension plans for two years after the effective date of the freeze in addition to receiving the additional Company contribution to their savings and retirement plans. In connection with the pension plans freeze, we recorded a curtailment gain of $20 million in 2023.

Note 12, "Retirement and Benefit Plans," in the Notes to Consolidated Financial Statements included in Item 8 of this report sets forth certain significant rate assumptions and information regarding our target asset allocation, which are used in performing calculations related to our pension plans.

Stock-based compensation—Accounting for stock-based compensation requires measurement of compensation cost for all stock-based awards at fair value on the date of grant and recognition of compensation cost over the requisite service period. We use the Black-Scholes-Merton option pricing model to determine the grant date fair value of our stock options. This model uses assumptions that include the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. The grant date fair value of restricted stock units is determined based on the quoted price of our common stock on the date of grant. The grant date fair value of our stock options and restricted stock units is recognized as expense over the requisite service period, net of actual forfeitures.

We use the Monte Carlo simulation model to determine the grant date fair value of our contingently issuable performance shares that are subject to market conditions. This model uses assumptions that include the risk-free interest rate, expected volatility and expected dividend yield. The grant date fair value of these awards is recognized as expense ratably over the requisite service period, net of actual forfeitures, regardless of whether the market condition is satisfied. The grant date fair value of contingently issuable performance shares that are not based on market conditions is based on the quoted price of our common stock on the date of grant, reduced for the present value of any dividends expected to be paid on our common stock during the requisite service period, as these contingently issuable performance shares do not accrue dividends. We record expense for these awards over the requisite service period, net of actual forfeitures, based on the grant date fair value and our current expectation of the probable number of shares that will ultimately be issued. Certain contingently issuable performance shares are also subject to a holding period of one year after the vesting date. For such awards, the grant date fair value is discounted for the restriction of liquidity, which is calculated using a model that is deemed appropriate after an evaluation of current market conditions.

When estimating the grant date fair value of stock-based awards, we consider whether an adjustment is required to the closing price or the expected volatility of our common stock on the date of grant when we are in possession of material nonpublic information. Note 13, "Stock-Based Compensation," in the Notes to Consolidated Financial Statements included in Item 8 of this report sets forth certain significant assumptions used to determine the fair value of our stock options and contingently issuable performance shares.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Information with respect to Quantitative and Qualitative Disclosures About Market Risk appears under the heading "Market Risk" in Item 7.

Item 8. Financial Statements and Supplementary Data

See page F-1 of this report for a listing of the consolidated financial statements and supplementary data included in this report.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management's report on internal control over financial reporting and our independent registered public accounting firm's audit report on our assessment of our internal control over financial reporting can be found on pages F-59 and F-60.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the period to which this report relates that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

We are currently undertaking a major multi-year SAP S/4 implementation to upgrade our platforms and systems worldwide. The implementation is occurring in phases over multiple years. During 2020 and 2021, we successfully launched the Global Finance functionality on the SAP S/4 platform in Asia and North America and the commercial functionality on the SAP S/4 platform for certain businesses in North America. In addition, during 2023, we successfully launched the commercial functionality on the SAP S/4 platform for certain businesses in Asia.

As a result of this multi-year implementation, we have made certain changes to our processes and procedures, including as a result of the functionality launched to date, which have resulted in changes to our internal control over financial reporting. However, these changes were not material. We expect to continue to make changes as we launch the commercial functionality for additional businesses in future periods. While we expect this implementation to strengthen our internal control over financial reporting by automating certain manual processes and standardizing business processes and reporting across our

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organization, we will continue to evaluate and monitor our internal control over financial reporting for material changes as processes and procedures in the affected areas evolve. For a discussion of risks related to the implementation of new systems and hardware, please see our Information Technology risk factor "*We rely significantly on information technology. Our business and reputation could be adversely impacted if our computer systems, or systems of our business partners and service providers, are disrupted or cease to operate effectively or if we or they are subject to a data security or privacy breach*" in Item 1A. Risk Factors of this report.

Item 9B. Other Information

Securities Trading Plans of Directors and Officers

During the quarterly period ended February 4, 2024, no director or officer (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to Directors of the Registrant is incorporated herein by reference to the section entitled "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024. Information with respect to our executive officers is contained in the section entitled "Executive Officers of the Registrant" in Part I, Item 1 of this report. Information with respect to the procedure by which security holders may recommend nominees to the PVH Board of Directors and with respect to our Audit & Risk Management Committee, our Audit Committee Financial Expert and our Code of Ethics for the Chief Executive and Senior Financial Officers is incorporated herein by reference to the section entitled "Corporate Governance" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024.

Item 11. Executive Compensation

Information with respect to Executive Compensation is incorporated herein by reference to the sections entitled "Executive Compensation Tables," "Compensation Committee Report," "Compensation Discussion & Analysis," "Corporate Governance - Committees - Compensation Committee" and "Director Compensation" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to the Security Ownership of Certain Beneficial Owners and Management and Equity Compensation Plan Information is incorporated herein by reference to the sections entitled "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information with respect to Certain Relationships and Related Transactions and Director Independence is incorporated herein by reference to the sections entitled "Corporate Governance - Transactions with Related Persons" and "Election of Directors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024.

Item 14. Principal Accounting Fees and Services

Information with respect to Principal Accounting Fees and Services is incorporated herein by reference to the section entitled "Ratification of the Appointment of Auditors" in our proxy statement for the Annual Meeting of Stockholders to be held on June 20, 2024.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) See page F-1 for a listing of the consolidated financial statements included in Item 8 of this report.

(a)(2) See page F-1 for a listing of consolidated financial statement schedules submitted as part of this report.

(a)(3) The following exhibits are included in this report:

Exhibit Number

3.1 Amended and Restated Certificate of Incorporation of PVH Corp. (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed June 21, 2019); Certificate of Amendment to the Amended and Restated Certificate of Incorporation of PVH Corp., filed on June 22, 2023 (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the period ended July 30, 2023).

3.2 By-Laws of PVH Corp., as amended through June 20, 2019 (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed on June 21, 2019).

4.1 Specimen of Common Stock certificate (incorporated by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q for the period ended July 31, 2011).

4.2 Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.01 to our Registration Statement on Form S-3 (Reg. No. 33-50751) filed on October 26, 1993); First Supplemental Indenture, dated as of October 17, 2002, to Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.15 to our Quarterly Report on Form 10-Q for the period ended November 3, 2002); Second Supplemental Indenture, dated as of February 12, 2002, to Indenture, dated as of November 1, 1993, between Phillips-Van Heusen Corporation and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.2 to our Current Report on Form 8-K, filed on February 26, 2003); Third Supplemental Indenture, dated as of May 6, 2010, between Phillips-Van Heusen Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as Trustee (incorporated by reference to Exhibit 4.16 to our Quarterly Report on Form 10-Q for the period ended August 1, 2010); Fourth Supplemental Indenture, dated as of February 13, 2013, to Indenture, dated as of November 1, 1993, between PVH Corp. and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 4.11 to our Quarterly Report on Form 10-Q for the period ended May 5, 2013).

4.3 Indenture, dated as of June 20, 2016, between PVH Corp., U.S. Bank National Association, as Trustee, Elavon Financial Services Limited, UK Branch, as Paying Agent and Authenticating Agent, and Elavon Financial Services Limited, as Transfer Agent and Registrar (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on June 20, 2016).

4.4 Indenture, dated as of December 21, 2017, between PVH Corp., U.S. Bank National Association, as Trustee, Elavon Financial Services DAC, UK Branch, as Paying Agent and Authenticating Agent, and Elavon Financial Services DAC, as Transfer Agent and Registrar (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on December 21, 2017).

4.5 Indenture, dated as of July 10, 2020, between PVH Corp. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to our Current Report on Form 8-K, filed on July 10, 2020) and Form of 4 5/8% Senior Note due 2025 (incorporated by reference to Exhibit 4.2 and Appendix A to Exhibit 4.1 to our Current Report on Form 8-K, filed on July 10, 2020).

4.6 Description of Securities (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 10-K for the fiscal year ended February 2, 2020)

*10.1 Phillips-Van Heusen Corporation Capital Accumulation Plan (incorporated by reference to our Current Report on Form 8-K, filed on January 16, 1987); Phillips-Van Heusen Corporation Amendment to Capital Accumulation Plan (incorporated by reference to Exhibit 10(n) to our Annual Report on Form 10-K for the fiscal year ended February 2, 1987); Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10(1) to our Annual Report on Form 10-K for the fiscal year ended January 31, 1988); Form of Agreement amending Phillips-Van Heusen Corporation Capital Accumulation Plan with respect to individual participants (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q for the period ended October 29, 1995).

*10.2   Phillips-Van Heusen Corporation Supplemental Defined Benefit Plan, dated January 1, 1991, as amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.3   Phillips-Van Heusen Corporation Supplemental Savings Plan, effective as of January 1, 1991 and amended and restated effective as of January 1, 2005 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended November 4, 2007).

*10.4   Third Amended and Restated Employment Agreement, dated as of May 20, 2019, between PVH Corp. and Emanuel Chirico (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on May 22, 2019); Salary reduction consent and waiver, dated as of April 7, 2020, signed by Emanuel Chirico (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended May 3, 2020).

*10.5   PVH Corp. Long-Term Incentive Plan, as amended and restated effective May 2, 2013 (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed June 26, 2013).

*10.6   PVH Corp. Stock Incentive Plan, as amended and restated effective June 22, 2023 (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on June 27, 2023).

*10.7   PVH Corp. Performance Incentive Bonus Plan, as amended and restated effective April 30, 2020 (incorporated by reference to Exhibit 10.8 to our Annual Report on Form 10-K for the fiscal year ended January 31, 2021).

*10.8   Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Stock Option Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007).

*10.9   Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to our Current Report on Form 8-K, filed on April 11, 2007); Revised Form of Restricted Stock Unit Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended May 6, 2007); Revised Form of Restricted Stock Unit Award Agreement for Employees under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.39 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.10   Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Associates under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.40 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

*10.11   Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 8, 2007); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of April 30, 2008 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 4, 2008); Revised Form of Performance Share Award Agreement under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of December 16, 2008 (incorporated by reference to Exhibit 10.42 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009); Revised Form of Performance Share Award Agreement under the PVH Corp. 2006 Stock Incentive Plan, effective as of April 25, 2012 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended April 29, 2012); Alternative Form of Performance Share Unit Award Agreement under the PVH Corp. 2006 Stock Incentive Plan, effective as of May 1, 2013 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 5, 2013).

*10.12   Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of July 1, 2008 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the period ended August 3, 2008); Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of September 24, 2008 (incorporated by reference to Exhibit 10.45 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009); Revised Form of Restricted Stock Unit Award Agreement for Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, effective as of June 24, 2010 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended August 1, 2010).

*10.13 Form of Amendment to Outstanding Restricted Stock Unit Award Agreements with Directors under the Phillips-Van Heusen Corporation 2006 Stock Incentive Plan, dated November 19, 2008 (incorporated by reference to Exhibit 10.46 to our Annual Report on Form 10-K for the fiscal year ended February 1, 2009).

10.14 Credit and Guaranty Agreement, dated as of April 29, 2019, among PVH Corp., PVH Asia Limited, PVH B.V., certain subsidiaries of PVH Corp., Barclays Bank PLC as Administrative Agent, Joint Lead Arranger and Joint Lead Bookrunner, Citibank, N.A. as Syndication Agent, Joint Lead Arranger and Joint Lead Bookrunner, Merrill Lynch, Pierce, Fenner & Smith Incorporated as Syndication Agent, Joint Lead Arranger and Joint Lead Bookrunner, JPMorgan Chase Bank, N.A. as Documentation Agent, Joint Lead Arranger and Joint Lead Bookrunner, Royal Bank of Canada as Documentation Agent, MUFG Securities Americas Inc. as Documentation Agent, US Bancorp as Documentation Agent, Wells Fargo Securities, LLC as Documentation Agent and RBC Capital Markets, LLC as Joint Lead Arranger and Joint Lead Bookrunner (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended May 5, 2019). First Amendment to Credit Agreement, dated as of June 3, 2020, entered into by and among PVH Corp, PVH Asia Limited, PVH B.V., each Lender party thereto and Barclays Bank PLC as administrative agent (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended August 2, 2020). Second Amendment to Credit Agreement, dated as of April 28, 2021, entered into by and among PVH Corp, PVH Asia Limited, PVH B.V., each Lender party thereto and Barclays Bank PLC as administrative agent (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the period ended May 2, 2021).

*10.15 Schedule of Non-Management Director Fees, effective June 16, 2022 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended July 31, 2022).

*10.16 Employment Agreement, effective as of June 3, 2019, between PVH Corp. and Stefan Larsson (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on May 22, 2019). First Amendment to Employment Agreement, dated as of January 27, 2021, between PVH Corp. and Stefan Larsson (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on February 1, 2021).

*10.17 Form of salary reduction consent and waiver signed by Stefan Larsson (on April 7, 2020) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the period ended May 3, 2020).

*10.18 Employment Agreement, dated as of June 2, 2020, between PVH B.V. and Martijn Hagman (incorporated by reference to Exhibit 10.25 to our Annual Report on Form 10-K for the fiscal year ended January 31, 2021).

*10.19 Employment Agreement, effective as of September 28, 2020, between PVH Corp. and Julie Fuller (incorporated by reference to Exhibit 10.29 to our Annual Report on Form 10-K for the fiscal year ended January 30, 2022).

*10.20 Employment Agreement, dated as of February 7, 2022, between PVH Corp. and Zac Coughlin (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K, filed on February 9, 2022).

10.21 Credit Agreement, dated as of December 9, 2022, among PVH Corp., certain subsidiaries of PVH Corp., Barclays Bank PLC as Administrative Agent, Joint Lead Arranger and Joint Lead Bookrunner, Citibank, N.A. as Syndication Agent, Joint Lead Arranger and Joint Lead Bookrunner, BOFA Securities, Inc. as Documentation Agent, Joint Lead Arranger and Joint Lead Bookrunner, Truist Bank as Documentation Agent, Bank of China, New York Branch, as Documentation Agent, BNP Paribas as Documentation Agent, DBS Bank LTD. as Documentation Agent, Citizens Bank, N.A. as Documentation Agent, HSBC Bank USA, National Association as Documentation Agent, Standard Chartered Bank as Documentation Agent, The Bank of Nova Scotia as Documentation Agent, U.S. Bank National Association as Documentation Agent, JPMorgan Chase Bank, N.A. as Joint Lead Arranger and Joint Lead Bookrunner, and Truist Securities, Inc. as Joint Lead Arranger and Joint Lead Bookrunner (incorporated by reference to Exhibit 10.25 to our Annual Report on Form 10-K for the fiscal year ended January 29, 2023).

*,+10.22 Employment Agreement, dated as of November 29, 2022, between PVH Corp. and Eva Serrano.

+21 PVH Corp. Subsidiaries.

+23 Consent of Independent Registered Public Accounting Firm.

+31.1 Certification of Stefan Larsson, Chief Executive Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+31.2 Certification of Zachary Coughlin, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes – Oxley Act of 2002.

+32.1 Certification of Stefan Larsson, Chief Executive Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

+32.2 Certification of Zachary Coughlin, Executive Vice President and Chief Financial Officer, pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, 18 U.S.C. Section 1350.

+97 PVH Corp. Clawback Policy, effective June 22, 2023.

+101.INS Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

+101.SCH Inline XBRL Taxonomy Extension Schema Document

+101.CAL Inline XBRL Taxonomy Extension Calculation Linkbase Document

+101.DEF Inline XBRL Taxonomy Extension Definition Linkbase Document

+101.LAB Inline XBRL Taxonomy Extension Label Linkbase Document

+101.PRE Inline XBRL Taxonomy Extension Presentation Linkbase Document

104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

———————————

+ Filed or furnished herewith.

* Management contract or compensatory plan or arrangement required to be identified pursuant to Item 15(a)(3) of this report.

Exhibits 32.1 and 32.2 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that Section. Such exhibits shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

(b) Exhibits: See (a)(3) above for a listing of the exhibits included as part of this report.

(c) Financial Statement Schedules: See page F-1 for a listing of the consolidated financial statement schedules submitted as part of this report.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2024

PVH CORP.

By: /s/ STEFAN LARSSON
Stefan Larsson
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ STEFAN LARSSON Stefan Larsson	Director and Chief Executive Officer (Principal Executive Officer)	April 2, 2024
/s/ ZACHARY COUGHLIN Zachary Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 2, 2024
/s/ JAMES W. HOLMES James W. Holmes	Executive Vice President and Controller (Principal Accounting Officer)	April 2, 2024
/s/ MICHAEL CALBERT Michael Calbert	Chairman (Director)	April 2, 2024
/s/ AJAY BHALLA Ajay Bhalla	Director	April 2, 2024
/s/ BRENT CALLINICOS Brent Callinicos	Director	April 2, 2024
/s/ GEORGE CHEEKS George Cheeks	Director	April 2, 2024
/s/ JUDITH AMANDA SOURRY KNOX Judith Amanda Sourry Knox	Director	April 2, 2024
/s/ GERALDINE (PENNY) MCINTYRE Geraldine (Penny) McIntyre	Director	April 2, 2024
/s/ AMY MCPHERSON Amy McPherson	Director	April 2, 2024
/s/ ALLISON PETERSON Allison Peterson	Director	April 2, 2024

[This page intentionally left blank.]

FORM 10-K-ITEM 15(a)(1) and 15(a)(2)

PVH CORP.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

15(a)(1) The following consolidated financial statements and supplementary data are included in Item 8 of this report:

15(a)(2) The following consolidated financial statement schedule is included herein:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

PVH CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share data)

	2023	2022	2021
Net sales	$ 8,751.8	$ 8,544.9	$ 8,723.7
Royalty revenue	368.2	372.0	340.1
Advertising and other revenue	97.7	107.3	90.9
Total revenue	9,217.7	9,024.2	9,154.7
Cost of goods sold (exclusive of depreciation and amortization)	3,854.5	3,901.3	3,830.6
Gross profit	5,363.2	5,122.9	5,324.1
Selling, general and administrative expenses	4,542.6	4,377.4	4,453.9
Goodwill impairment	—	417.1	—
Non-service related pension and postretirement income	47.2	91.9	64.1
Other gain	15.3	—	118.9
Equity in net income of unconsolidated affiliates	45.7	50.4	23.7
Income before interest and taxes	928.8	470.7	1,076.9
Interest expense	99.3	89.6	108.6
Interest income	11.5	7.1	4.4
Income before taxes	841.0	388.2	972.7
Income tax expense	177.4	187.8	20.7
Net income	663.6	200.4	952.0
Less: Net loss attributable to redeemable non-controlling interest	—	—	(0.3)
Net income attributable to PVH Corp.	$ 663.6	$ 200.4	$ 952.3
Basic net income per common share attributable to PVH Corp.	$ 10.88	$ 3.05	$ 13.45
Diluted net income per common share attributable to PVH Corp.	$ 10.76	$ 3.03	$ 13.25

See notes to consolidated financial statements.

PVH CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In millions)

		2023		2022		2021
Net income	$	663.6	$	200.4	$	952.0
Other comprehensive (loss) income:						
Foreign currency translation adjustments		(68.9)		(68.3)		(268.1)
Net unrealized and realized gain (loss) related to effective cash flow hedges, net of tax expense (benefit) of $6.4, $(19.7) and $25.0		18.1		(56.2)		90.7
Net gain on net investment hedges, net of tax expense of $3.4, $6.3 and $27.5		10.3		24.1		83.8
Total other comprehensive loss		(40.5)		(100.4)		(93.6)
Comprehensive income		623.1		100.0		858.4
Less: Comprehensive loss attributable to redeemable non-controlling interest		—		—		(0.3)
Comprehensive income attributable to PVH Corp.	$	623.1	$	100.0	$	858.7

See notes to consolidated financial statements.

PVH CORP.

CONSOLIDATED BALANCE SHEETS
(In millions, except share and per share data)

	February 4, 2024	January 29, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 707.6	$ 550.7
Trade receivables, net of allowances for credit losses of $41.1 and $42.6	793.3	923.7
Other receivables	13.9	21.5
Inventories, net	1,419.7	1,802.6
Prepaid expenses	237.7	209.2
Other	87.5	72.7
Total Current Assets	3,259.7	3,580.4
Property, Plant and Equipment, net	862.6	904.0
Operating Lease Right-of-Use Assets	1,213.8	1,295.7
Goodwill	2,322.1	2,359.0
Tradenames	2,599.1	2,701.1
Other Intangibles, net	498.3	548.8
Other Assets, including deferred taxes of $33.8 and $33.8	417.3	379.3
Total Assets	$ 11,172.9	$ 11,768.3
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 1,073.4	$ 1,327.4
Accrued expenses	776.2	874.0
Deferred revenue	55.5	54.3
Current portion of operating lease liabilities	288.9	353.7
Short-term borrowings	—	46.2
Current portion of long-term debt	577.5	111.9
Total Current Liabilities	2,771.5	2,767.5
Long-Term Portion of Operating Lease Liabilities	1,075.8	1,140.0
Long-Term Debt	1,591.7	2,177.0
Other Liabilities, including deferred taxes of $346.1 and $357.5	615.0	671.1
Stockholders' Equity:		
Preferred stock, par value $100 per share; 150,000 total shares authorized	—	—
Common stock, par value $1 per share; 240,000,000 shares authorized; 88,567,275 and 87,641,611 shares issued	88.6	87.6
Additional paid-in capital – common stock	3,313.3	3,244.5
Retained earnings	5,407.3	4,753.1
Accumulated other comprehensive loss	(753.6)	(713.1)
Less: 30,934,587 and 24,932,374 shares of common stock held in treasury, at cost	(2,936.7)	(2,359.4)
Total Stockholders' Equity	5,118.9	5,012.7
Total Liabilities and Stockholders' Equity	$ 11,172.9	$ 11,768.3

See notes to consolidated financial statements.

F-4

PVH CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	2023	2022	2021
OPERATING ACTIVITIES[1]			
Net income	$ 663.6	$ 200.4	$ 952.0
Adjustments to reconcile to net cash provided by operating activities:			
Depreciation and amortization	298.6	301.5	313.3
Equity in net income of unconsolidated affiliates	(45.7)	(50.4)	(23.7)
Deferred taxes[2]	(14.4)	9.8	(64.9)
Stock-based compensation expense	51.9	46.6	46.8
Impairment of goodwill	—	417.1	—
Impairment of other long-lived assets	5.7	51.7	47.0
Actuarial gain on retirement and benefit plans	(45.5)	(78.4)	(48.7)
Other gain	(15.3)	—	(118.9)
Changes in operating assets and liabilities:			
Trade receivables, net	118.9	(188.5)	(138.1)
Other receivables	7.2	(1.3)	4.1
Inventories, net	307.6	(466.9)	(33.9)
Accounts payable, accrued expenses and deferred revenue	(318.8)	(62.6)	260.7
Prepaid expenses	(30.1)	(41.9)	(20.7)
Other, net	(14.3)	(97.9)	(103.8)
Net cash provided by operating activities	969.4	39.2	1,071.2
INVESTING ACTIVITIES[3]			
Purchases of property, plant and equipment	(244.7)	(290.1)	(267.9)
Proceeds from sale of Warner's, Olga and True&Co. women's intimates businesses	160.0	—	—
Proceeds from sale of Van Heusen, IZOD, ARROW and Geoffrey Beene trademarks and other assets	—	—	222.9
Proceeds from sale of Karl Lagerfeld investment	1.4	19.1	—
Purchases of investments held in rabbi trust	(4.7)	(8.6)	—
Proceeds from investments held in rabbi trust	2.9	1.4	—
Net cash used by investing activities	(85.1)	(278.2)	(45.0)
FINANCING ACTIVITIES[1][3]			
Net (payments on) proceeds from short-term borrowings	(43.5)	36.6	10.5
Proceeds from 2022 facilities, net of related fees	—	456.4	—
Repayment of 7 3/4% senior notes	(100.0)	—	—
Repayment of 2022 facilities	(11.9)	—	—
Repayment of 2019 facilities	—	(487.8)	(1,051.3)
Net proceeds from settlement of awards under stock plans	17.9	—	26.7
Cash dividends	(9.4)	(10.1)	(2.7)
Acquisition of treasury shares	(570.3)	(418.6)	(361.3)
Payments of finance lease liabilities	(4.6)	(4.7)	(5.2)
Payment of mandatorily redeemable non-controlling interest liability attributable to initial fair value	—	—	(15.2)
Net cash used by financing activities	(721.8)	(428.2)	(1,398.5)
Effect of exchange rate changes on cash and cash equivalents	(5.6)	(24.6)	(36.6)
Increase (decrease) in cash and cash equivalents	156.9	(691.8)	(408.9)
Cash and cash equivalents at beginning of year	550.7	1,242.5	1,651.4
Cash and cash equivalents at end of year	$ 707.6	$ 550.7	$ 1,242.5

[1] Please see Note 16 for lease related cash flow information.
[2] Please see Note 9 for information on deferred taxes.
[3] Please see Note 19 for information on noncash investing and financing transactions.

See notes to consolidated financial statements.

PVH CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND REDEEMABLE NON-CONTROLLING INTEREST
(In millions, except share and per share data)

	Redeemable Non-Controlling Interest	Preferred Stock	Common Stock Shares	$1 par Value	Additional Paid-In Capital-Common Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholders' Equity
							Stockholders' Equity		
January 31, 2021	$ (3.4)	$ —	86,293,158	$ 86.3	$ 3,129.4	$ 3,613.2	$ (519.1)	$ (1,579.5)	$ 4,730.3
Net income attributable to PVH Corp.						952.3			952.3
Foreign currency translation adjustments							(268.1)		(268.1)
Net unrealized and realized gain related to effective cash flow hedges, net of tax expense of $25.0							90.7		90.7
Net gain on net investment hedges, net of tax expense of $27.5							83.8		83.8
Comprehensive income attributable to PVH Corp.									858.7
Settlement of awards under stock plans			813,997	0.8	25.9				26.7
Stock-based compensation expense					46.8				46.8
Dividends declared ($0.0375 per common share)						(2.7)			(2.7)
Acquisition of 3,438,819 treasury shares								(367.3)	(367.3)
Net loss attributable to redeemable non-controlling interest	(0.3)								
Change in the economic interests of redeemable non-controlling interest	3.7				(3.7)				(3.7)
January 30, 2022	—	—	87,107,155	87.1	3,198.4	4,562.8	(612.7)	(1,946.8)	5,288.8
Net income attributable to PVH Corp.						200.4			200.4
Foreign currency translation adjustments							(68.3)		(68.3)
Net unrealized and realized loss related to effective cash flow hedges, net of tax benefit of $19.7							(56.2)		(56.2)
Net gain on net investment hedges, net of tax expense of $6.3							24.1		24.1
Comprehensive income attributable to PVH Corp.									100.0
Settlement of awards under stock plans			534,456	0.5	(0.5)				—
Stock-based compensation expense					46.6				46.6
Dividends declared ($0.15 per common share)						(10.1)			(10.1)
Acquisition of 6,359,892 treasury shares								(412.6)	(412.6)
January 29, 2023	—	—	87,641,611	87.6	3,244.5	4,753.1	(713.1)	(2,359.4)	5,012.7
Net income attributable to PVH Corp.						663.6			663.6
Foreign currency translation adjustments							(68.9)		(68.9)
Net unrealized and realized gain related to effective cash flow hedges, net of tax expense of $6.4							18.1		18.1
Net gain on net investment hedges, net of tax expense of $3.4							10.3		10.3
Comprehensive income attributable to PVH Corp.									623.1
Settlement of awards under stock plans			925,664	1.0	16.9				17.9
Stock-based compensation expense					51.9				51.9
Dividends declared ($0.15 per common share)						(9.4)			(9.4)
Acquisition of 6,002,213 treasury shares, including excise taxes of $4.9								(577.3)	(577.3)
February 4, 2024	$ —	$ —	88,567,275	$ 88.6	$ 3,313.3	$ 5,407.3	$ (753.6)	$ (2,936.7)	$ 5,118.9

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — PVH Corp. and its consolidated subsidiaries (collectively, the "Company") constitute a global apparel company with a brand portfolio that includes *TOMMY HILFIGER* and *Calvin Klein,* which are owned, *Warner's, Olga* and *True&Co.*, which the Company owned until November 27, 2023, *Van Heusen, IZOD, ARROW* and *Geoffrey Beene*, which the Company owned through the second quarter of 2021 and continues to license certain of these brands for certain product categories, and *Nike*, which the Company licenses for the men's underwear category. The Company designs and markets branded sportswear (casual apparel), jeanswear, performance apparel, intimate apparel, underwear, swimwear, dress shirts, handbags, accessories, footwear and other related products and licenses its owned brands globally over a broad array of product categories and for use in numerous discrete jurisdictions. The Company completed the sale of its Warner's, Olga and True&Co. women's intimates businesses, including the related trademarks, to Basic Resources on November 27, 2023 (the "Heritage Brands intimates transaction"). The Company completed the sale of its *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* trademarks, as well as certain related inventories, to Authentic Brands Group ("ABG") and other parties on the first day of the third quarter of 2021 (the "Heritage Brands menswear transaction"). Please see Note 3, "Acquisitions and Divestitures," for further discussion. The Company refers to its currently or previously owned and licensed trademarks, other than *TOMMY HILFIGER* and *Calvin Klein*, as its "heritage brands" and the businesses it currently operates or previously operated under the heritage brands as its Heritage Brands business.

Principles of Consolidation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and include the accounts of the Company. Intercompany accounts and transactions have been eliminated in consolidation. Investments in entities that the Company does not control but has the ability to exercise significant influence over are accounted for using the equity method of accounting. The Company's Consolidated Statements of Operations include its proportionate share of the net income or loss of these entities. Please see Note 5, "Investments in Unconsolidated Affiliates," for further discussion. The Company and Arvind Limited ("Arvind") formed a joint venture in Ethiopia ("PVH Ethiopia"), in which the Company held an initial economic interest of 75%, with Arvind's 25% interest accounted for as a redeemable non-controlling interest ("RNCI"). The Company consolidated the results of PVH Ethiopia in its consolidated financial statements. The Company closed in the fourth quarter of 2021 the manufacturing facility that was PVH Ethiopia's sole operation. The closure did not have a material impact on the Company's consolidated financial statements. Please see Note 6, "Redeemable Non-Controlling Interest," for further discussion.

Fiscal Year — The Company uses a 52-53 week fiscal year ending on the Sunday closest to February 1. References to a year are to the Company's fiscal year, unless the context requires otherwise. Results for 2023, 2022 and 2021 represent the 53 weeks ended February 4, 2024, 52 weeks ended January 29, 2023 and 52 weeks ended January 30, 2022, respectively.

War in Ukraine and Israel-Hamas War — As a result of the war in Ukraine, the Company announced in March 2022 that it was temporarily closing stores and pausing commercial activities in Russia and Belarus. In the second quarter of 2022, the Company made the decision to exit from its Russia business, including the closure of its retail stores in Russia and the cessation of its wholesale operations in Russia and Belarus. Additionally, while the Company has no direct operations in Ukraine, virtually all of its wholesale customers and franchisees in Ukraine have been impacted, which has resulted in a reduction in shipments to these customers. The war in Ukraine also led to broader macroeconomic implications in 2022, including the weakening of the euro against the United States dollar, increases in fuel prices and volatility in the financial markets, as well as a decline in consumer spending.

The Company assessed the impacts of the war in Ukraine on the estimates and assumptions used in preparing these consolidated financial statements, including, but not limited to, the allowance for credit losses, inventory reserves, and carrying values of long-lived assets. Based on these assessments, the Company recorded pre-tax noncash impairment charges related to long-lived assets of $43.6 million during 2022. Please see Note 11, "Fair Value Measurements," for further discussion of the impairments.

The recent Israel-Hamas war, which began in October 2023, did not have a material impact on the Company's business. Less than 1% of the Company's revenue in 2023 was generated in Israel and less than 2% of the Company's revenue in 2023 was generated in the Middle East, including Israel.

In addition, the recent militant attacks on commercial shipping vessels in the Red Sea beginning in the fourth quarter of 2023 have led to disruption and instability in global supply chains. The Company's business was not significantly impacted by these attacks in 2023.

There is uncertainty regarding the extent to which these conflicts and their broader macroeconomic implications, including the potential impacts on the broader European market and supply chains globally, will further impact the Company's business, financial condition and results of operations in 2024.

COVID-19 Pandemic — The COVID-19 pandemic had a significant impact on the Company's business, results of operations, financial condition and cash flows from operations during 2021 and 2022. The pandemic did not have a significant impact on the Company during 2023.

- During 2021, the Company's stores in Europe, Canada, Japan, Australia and China were temporarily closed for varying periods as a result of the pandemic. Further, a significant percentage of the Company's stores globally were operating on reduced hours during the fourth quarter of 2021 as a result of increased levels of associate absenteeism due to the pandemic.

- COVID-related pressures continued into 2022, although to a much lesser extent than in 2021 in all regions except China. Strict lockdowns in China resulted in extensive temporary store closures and significant reductions in consumer traffic and purchasing, as well as impacted certain warehouses, which resulted in the temporary pause of deliveries to the Company's wholesale customers and from its digital commerce business in the first half of 2022. COVID-related restrictions in China were lifted at the end of the fourth quarter of 2022.

- In addition, the Company's North America stores have been challenged by the significant decrease in international tourists coming to the United States since the onset of the pandemic. Stores located in international tourist destinations had represented a significant portion of the North America retail business prior to the pandemic.

In addition, pandemic-related supply chain and logistics disruptions had impacted the Company's supply chain partners, including third party manufacturers, logistics providers and other vendors, as well as the supply chains of its licensees. These supply chains had experienced disruptions as a result of closed factories or factories operating with a reduced workforce, or other logistics constraints, including vessel, container and other transportation shortages, labor shortages and port congestion due to the impact of the pandemic, beginning in the third quarter of 2021. These impacts significantly improved in the second half of 2022.

Use of Estimates — The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from the estimates due to risks and uncertainties, including the impacts of inflationary pressures globally, and the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, on the Company's business.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents also includes amounts due from third party credit card processors for the settlement of customer debit and credit card transactions that are collectible in one week or less. The Company's cash and cash equivalents at February 4, 2024 consisted principally of bank deposits and investments in money market funds.

Accounts Receivable — Trade receivables, as presented in the Company's Consolidated Balance Sheets, are net of allowances. Costs associated with allowable customer markdowns and operational chargebacks, net of the expected recoveries, are part of the provision for allowances included in accounts receivable. These provisions result from seasonal negotiations, historical experience, and an evaluation of current market conditions.

The Company records an allowance for credit losses as a reduction to its trade receivables for amounts that the Company does not expect to recover. An allowance for credit losses is determined through an analysis of the aging of accounts receivable and assessments of collectability based on historical trends, the financial condition of the Company's customers and licensees, including any known or anticipated bankruptcies, and an evaluation of current economic conditions as well as the Company's expectations of conditions in the future. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable. As of February 4, 2024 and January 29, 2023, the allowance for credit losses on trade receivables was $41.1 million and $42.6 million, respectively.

Goodwill and Other Intangible Assets — The Company assesses the recoverability of goodwill annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Impairment testing for goodwill is done at the reporting unit level. A reporting unit is defined as an operating segment or one level below the operating segment, called a component. However, two or more components of an operating segment will be aggregated and deemed a single reporting unit if the components have similar economic characteristics.

The Company assesses qualitative factors to determine whether it is necessary to perform a more detailed quantitative goodwill impairment test. The Company may elect to bypass the qualitative assessment and proceed directly to the quantitative test for any reporting unit. When performing the quantitative test, an impairment loss is recognized if the carrying amount of the reporting unit, including goodwill, exceeds its fair value (the fair value of a reporting unit is estimated using a discounted cash flow model). The impairment loss recognized is equal to the amount by which the carrying amount exceeds the fair value, but is limited to the total amount of goodwill allocated to that reporting unit.

The Company recorded pre-tax noncash goodwill impairment charges of $417.1 million in the third quarter of 2022 as a result of its annual goodwill impairment test. The impairment charge was included in goodwill impairment in the Company's Consolidated Statement of Operations. The impairment was non-operational and driven primarily by a significant increase in discount rates, as a result of the then-current economic conditions. The Company did not record any goodwill impairments in 2023 or 2021. Please see Note 7, "Goodwill and Other Intangible Assets," for further discussion.

Indefinite-lived intangible assets not subject to amortization are tested for impairment annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Indefinite-lived intangible assets and intangible assets with finite lives are tested for impairment prior to assessing the recoverability of goodwill. The Company assesses qualitative factors to determine whether it is necessary to perform a more detailed quantitative impairment test for its indefinite-lived intangible assets. The Company may elect to bypass the qualitative assessment and proceed directly to the quantitative impairment test. When performing the quantitative test, an impairment loss is recognized if the carrying amount of the asset exceeds the fair value of the asset, which is generally determined using the estimated discounted cash flows associated with the asset's use. Intangible assets with finite lives are amortized over their estimated useful lives and are tested for impairment along with other long-lived assets when events and circumstances indicate that the assets might be impaired. The Company did not record any intangible asset impairments in 2023, 2022 or 2021. Please see Note 7, "Goodwill and Other Intangible Assets," for further discussion.

Asset Impairments — The Company reviews for impairment of long-lived assets (excluding goodwill and other indefinite-lived intangible assets) when events and circumstances indicate that the assets might be impaired. The Company records an impairment loss when the carrying amount of the asset is not recoverable and exceeds its fair value. Please see Note 11, "Fair Value Measurements," for further discussion.

Inventories — Inventories are comprised principally of finished goods and are stated at the lower of cost or net realizable value, except for certain retail inventories in North America that are stated at the lower of cost or market using the retail inventory method. Cost for all wholesale inventories in North America and certain wholesale and retail inventories in Asia is determined using the first-in, first-out method. Cost for all other inventories is determined using the weighted average cost method. The Company reviews current business trends and forecasts, inventory aging and discontinued merchandise categories to determine adjustments that it estimates will be needed to liquidate existing clearance inventories and record inventories at either the lower of cost or net realizable value or the lower of cost or market using the retail inventory method, as applicable.

Property, Plant and Equipment — Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation is generally provided over the estimated useful lives of the related assets on a straight-line basis. The range of useful lives is principally as follows: Buildings and building improvements — 15 to 40 years; machinery, software and equipment — two to 10 years; furniture and fixtures — two to 10 years; and fixtures located in shop-in-shop/concession locations and their related costs — three to four years. Leasehold improvements are depreciated using the straight-line method over the lesser of the term of the related lease or the estimated useful life of the asset. Major additions and improvements that extend the useful life of the asset are capitalized, and repairs and maintenance are charged to operations in the period incurred. Depreciation expense totaled $259.9 million, $255.4 million and $266.6 million in 2023, 2022 and 2021, respectively.

Cloud Computing Arrangements — The Company incurs costs to implement cloud computing arrangements that are hosted by a third party vendor. Implementation costs incurred during the application development stage of a project are capitalized and amortized over the term of the hosting arrangement on a straight-line basis. The Company capitalized $16.3 million and $30.1 million of costs incurred in 2023 and 2022, respectively, to implement cloud computing arrangements, primarily related to digital and consumer data platforms. Amortization expense relating to cloud computing arrangements totaled $16.9 million, $10.6 million and $6.2 million in 2023, 2022 and 2021, respectively. Cloud computing costs of $49.2 million and $51.5 million were included in prepaid expenses and other assets in the Company's Consolidated Balance Sheets as of February 4, 2024 and January 29, 2023, respectively.

Leases — The Company leases approximately 1,400 Company-operated free-standing retail store locations across more than 35 countries, generally with initial lease terms of three to ten years. The Company also leases warehouses, distribution centers, showrooms and office space, generally with initial lease terms of ten to 20 years, as well as certain equipment and other assets, generally with initial lease terms of one to five years.

The Company recognizes right-of-use assets and lease liabilities at the lease commencement date based on the present value of fixed lease payments over the expected lease term. The Company uses its incremental borrowing rates to determine the present value of fixed lease payments based on the information available at the lease commencement date, as the rate implicit in the lease is not readily determinable for the Company's leases. The Company's incremental borrowing rates are based on the term of the lease, the economic environment of the lease, and the effect of collateralization. Certain leases include one or more renewal options, generally for the same period as the initial term of the lease. The exercise of lease renewal options is generally at the Company's sole discretion and the Company typically determines that exercise of these renewal options is not reasonably certain until executed. As a result, the Company does not include the renewal option period in the expected lease term and the associated lease payments are not included in the initial measurement of the right-of-use asset and lease liability. Certain leases also contain termination options with an associated penalty. Generally, the Company is reasonably certain not to exercise these options and as such, they are not included in the determination of the initial expected lease term.

Operating leases are included in operating lease right-of-use assets, current portion of operating lease liabilities and long-term portion of operating lease liabilities in the Company's Consolidated Balance Sheets. The Company recognizes operating lease expense on a straight-line basis over the lease term unless the operating lease right-of-use assets have been previously impaired. Finance leases are included in property, plant and equipment, net, accrued expenses and other liabilities in the Company's Consolidated Balance Sheets. Leases with an initial lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term.

Leases generally provide for payments of nonlease components, such as common area maintenance, real estate taxes and other costs associated with the leased property. For lease agreements entered into or modified after February 3, 2019, the Company accounts for lease components and nonlease components together as a single lease component and, as such, includes fixed payments of nonlease components in the measurement of the right-of-use assets and lease liabilities. Variable lease payments, such as percentage rentals based on location sales, periodic adjustments for inflation, reimbursement of real estate taxes, any variable common area maintenance and any other variable costs associated with the leased property are expensed as incurred as variable lease costs and are not recorded on the Company's Consolidated Balance Sheets. The Company's lease agreements do not contain any material residual value guarantees or material restrictions or covenants. Please see Note 16, "Leases," for further discussion.

Revenue Recognition — Revenue is recognized upon the transfer of control of products or services to the Company's customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those products or services. Please see Note 2, "Revenue," for further discussion.

Cost of Goods Sold and Selling, General and Administrative Expenses — Costs associated with the production and procurement of product are included in cost of goods sold, including inbound freight costs, purchasing and receiving costs, inspection costs and other product procurement related charges, as well as the amounts recognized from foreign currency forward contracts as the underlying inventory hedged by such forward contracts is sold. Generally, all other expenses, excluding non-service related pension and post retirement (income) costs, interest expense (income) and income taxes, are included in selling, general and administrative ("SG&A") expenses, including warehousing and distribution expenses, as the predominant expenses associated therewith are general and administrative in nature, including rent, utilities, payroll and depreciation and amortization. Warehousing and distribution expenses, which are subject to exchange rate fluctuations, totaled $357.2 million, $357.9 million and $332.4 million in 2023, 2022 and 2021, respectively.

Shipping and Handling Fees — Shipping and handling fees that are billed to customers are included in net sales. Shipping and handling costs incurred by the Company are accounted for as fulfillment activities and are recorded in SG&A expenses.

Advertising — Advertising costs are expensed as incurred and are included in SG&A expenses. Advertising expenses, which are subject to exchange rate fluctuations, totaled $533.9 million, $492.1 million and $535.8 million in 2023, 2022 and 2021, respectively. Costs associated with cooperative advertising programs, under which the Company shares the cost of a customer's advertising expenditures, are treated as a reduction of revenue.

Sales Taxes — The Company accounts for sales taxes and other related taxes on a net basis, excluding such taxes from revenue.

Income Taxes — Deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

Significant judgment is required in assessing the timing and amount of deductible and taxable items, evaluating tax positions and determining the income tax provision. The Company recognizes income tax benefits only when it is more likely than not that the tax position will be fully sustained upon review by taxing authorities, including resolution of related appeals or litigation processes, if any. If the recognition threshold is met, the Company measures the tax benefit at the largest amount with a greater than 50 percent likelihood of being realized upon ultimate settlement. For tax positions that are 50 percent or less likely of being sustained upon audit, the Company does not recognize any portion of that benefit in the financial statements. When the outcome of these tax matters changes, the change in estimate impacts the provision for income taxes in the period that such a determination is made. The Company recognizes interest and penalties related to unrecognized tax benefits in the Company's income tax provision.

The Company elected to recognize the tax on Global Intangible Low Taxed Income ("GILTI") as a period expense in the year the tax is incurred.

Financial Instruments — The Company has exposure to changes in foreign currency exchange rates related to anticipated cash flows associated with certain international inventory purchases. The Company uses foreign currency forward contracts to hedge against a portion of this exposure. The Company also has exposure to interest rate volatility related to its senior unsecured term loan facility, which borrowings bear interest at a rate equal to an applicable margin plus a variable rate. The Company had used interest rate swap agreements to hedge against a portion of its exposure related to the term loans outstanding under its senior unsecured credit facilities. The Company records the foreign currency forward contracts and interest rate swap agreements at fair value in its Consolidated Balance Sheets and does not net the related assets and liabilities. The fair value of the foreign currency forward contracts is measured as the total amount of currency to be purchased, multiplied by the difference between (i) the foreign currency forward rate as of the period end and (ii) the settlement rate specified in each contract. The fair value of the interest rate swap agreements was based on observable interest rate yield curves and represented the expected discounted cash flows underlying the financial instruments. Changes in fair value of the foreign currency forward contracts primarily associated with certain international inventory purchases and the interest rate swap agreements that are designated as effective hedging instruments (collectively referred to as "cash flow hedges") are recorded in equity as a component of accumulated other comprehensive loss ("AOCL").

The Company also has exposure to changes in foreign currency exchange rates related to the value of its investments in foreign subsidiaries denominated in a currency other than the United States dollar. To hedge against a portion of this exposure, the Company uses both non-derivative instruments (the par value of certain foreign currency borrowings issued by PVH Corp., a U.S.-based entity) and derivative instruments (cross-currency swap contracts), which it designates as net investment hedges. The fair value of the cross-currency swap contracts is measured using the discounted cash flows of the contracts, which are determined based on observable inputs, including the foreign currency forward rates and discount rates, as of the period end. Changes in the carrying value of the foreign currency borrowings and the fair value of the cross-currency swap contracts designated as net investment hedges are recorded in equity as a component of AOCL. The Company evaluates the effectiveness of its net investment hedges at inception and each quarter thereafter.

The Company records immediately in earnings changes in the fair value of hedges that are not designated as effective hedging instruments ("undesignated contracts"). Undesignated contracts primarily include foreign currency forward contracts related to third party and intercompany transactions, and intercompany loans that are not of a long-term investment nature. Any gains and losses that are immediately recognized in earnings on such contracts are largely offset by the remeasurement of the underlying balances.

As a result of the use of derivative instruments, the Company may be exposed to the risk that the counterparties to such contracts will fail to meet their contractual obligations. To mitigate this counterparty credit risk, the Company only enters into contracts with carefully selected financial institutions based upon an evaluation of their credit ratings and certain other financial factors.

The Company does not use derivative or non-derivative financial instruments for trading or speculative purposes. Cash flows from the Company's hedges are presented in the same category in the Company's Consolidated Statements of Cash Flows as the items being hedged. Please see Note 10, "Derivative Financial Instruments," for further discussion.

Foreign Currency Translation and Transactions — The consolidated financial statements of the Company are prepared in United States dollars. If the functional currency of a foreign subsidiary is not the United States dollar, assets and liabilities are translated to United States dollars at the closing exchange rate in effect at the applicable balance sheet date and revenue and expenses are translated to United States dollars at the average exchange rate for the applicable period. The resulting translation adjustments are included in the Company's Consolidated Statements of Comprehensive Income as a component of other comprehensive (loss) income and in the Consolidated Balance Sheets within AOCL. Gains and losses on the revaluation of intercompany loans made between foreign subsidiaries that are of a long-term investment nature are included in AOCL. Gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity, not including inventory purchases, are principally included in SG&A expenses and totaled a loss of $30.2 million, $13.1 million and $20.4 million in 2023, 2022 and 2021, respectively.

Since the first day of the second quarter of 2022, the Company has been accounting for its operations in Turkey as highly inflationary, as the cumulative inflation rate surpassed 100% for the three-year period that ended during the first quarter of 2022. Accordingly, the Company has changed the functional currency of its subsidiary in Turkey from the Turkish lira to the euro, which is the functional currency of its parent. The required remeasurement of monetary assets and liabilities denominated in Turkish lira into euro did not have a material impact on the Company's results of operations during 2022 or 2023. As of February 4, 2024, net monetary assets denominated in Turkish lira represented less than 1% of the Company's total net assets.

Balance Sheet Classification of Early Settlements of Long-Term Obligations — The Company classifies obligations settled after the balance sheet date but prior to the issuance of the consolidated financial statements based on the contractual payment terms of the underlying agreements.

Pension and Benefit Plans — Employee pension benefits earned during the year, as well as interest on the projected benefit obligations or accumulated benefit obligations, are accrued quarterly. The expected return on plan assets is recognized quarterly and determined at the beginning of the year by applying the expected long-term rate of return on assets to the actual fair value of plan assets adjusted for expected benefit payments, contributions and plan expenses. Actuarial gains and losses are recognized in the Company's operating results in the year in which they occur. These gains and losses include the difference between the actual return on plan assets and the expected return that was recognized quarterly, as well as the change in the projected benefit obligation caused by actual experience and updated actuarial assumptions differing from those assumptions used to record service and interest cost throughout the year. Actuarial gains and losses are measured at least annually at the end of the Company's fiscal year and, as such, are generally recorded during the fourth quarter of each year. The service cost component of net benefit cost is recorded in SG&A expenses and the other components of net benefit cost, which typically include interest cost, actuarial (gain) loss and expected return on plan assets, are recorded in non-service related pension and postretirement (income) cost in the Company's Consolidated Statements of Operations. Please see Note 12, "Retirement and Benefit Plans," for further discussion of the Company's pension and benefit plans.

Stock-Based Compensation — The Company recognizes all share-based payments to employees and non-employee directors, net of actual forfeitures, as compensation expense in the consolidated financial statements based on their grant date fair values. Please see Note 13, "Stock-Based Compensation," for further discussion.

Recently Adopted Accounting Guidance — The Financial Accounting Standards Board ("FASB") issued in September 2022 an update to accounting guidance requiring disclosures that increase the transparency surrounding the use of supplier finance programs, including the key terms of the programs, and information about the obligations under these programs, including a rollforward of those obligations. The update does not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The Company adopted the update in the first quarter of 2023 on a retrospective basis, except for the requirement to disclose rollforward information, which will be effective for the Company in the first quarter of 2024 on a prospective basis. The adoption did not have any impact on the Company's consolidated financial statements as the guidance only pertains to financial statements footnote disclosures. Please see Note 22, "Other Comments," for the Company's disclosures pertaining to this update.

The FASB issued in October 2021 an update to accounting guidance to improve the accounting for acquired revenue contracts with customers in a business combination by addressing diversity in practice and inconsistency related to their recognition and measurement. The update requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with revenue recognition guidance. This generally will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree immediately before the acquisition date. Historically, such amounts were recognized by the acquirer at fair value. The Company adopted the update in the first quarter of 2023, which did not have an impact on the Company's consolidated financial statements due to the absence of any applicable transactions. The impact on the Company's consolidated financial statements will depend on the facts and circumstances of any future transactions.

Accounting Guidance Issued But Not Adopted as of February 4, 2024 — The FASB issued in November 2023 an update to accounting guidance requiring disclosure on an annual and interim basis of incremental segment information, primarily to enhance disclosures about significant segment expenses. The update will be effective for the Company beginning with its 2024 annual consolidated financial statements and interim statements thereafter, with early adoption permitted. Entities are required to adopt the guidance on a retrospective basis. The Company is currently evaluating the update to determine the impact the adoption will have on its footnote disclosure to its consolidated financial statements.

The FASB issued in December 2023 an update to accounting guidance which is intended to improve the transparency of income tax disclosures by requiring (i) consistent categories and greater disaggregation of information in the rate reconciliation and (ii) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The update will be effective for the Company beginning with its 2025 annual consolidated financial statements, with early adoption permitted. Entities are required to apply the guidance on a prospective basis, with retrospective application permitted. The Company is currently evaluating the update to determine the impact the adoption will have on its footnote disclosure to its consolidated financial statements.

2. REVENUE

The Company generates revenue primarily from sales of finished products under its owned trademarks through its wholesale and retail operations. The Company also generates royalty and advertising revenue from licensing rights to its trademarks to third parties. Revenue is recognized upon the transfer of control of products or services to the Company's customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those products or services.

Product Sales

The Company generates revenue from the wholesale distribution of its products to traditional retailers (including for sale through their digital commerce sites), pure play digital commerce retailers, franchisees, licensees and distributors. Revenue is recognized upon transfer of control of goods to the customer, which generally occurs when title to goods is passed and risk of loss transfers to the customer. Depending on the contract terms, transfer of control is upon shipment of goods to or upon receipt of goods by the customer. Payment typically is due within 30 to 90 days. The amount of revenue recognized is net of returns, sales allowances and other discounts that the Company offers to its wholesale customers. The Company estimates returns based on an analysis of historical experience and individual customer arrangements and estimates sales allowances and other discounts based on seasonal negotiations, historical experience and an evaluation of current sales trends and market conditions.

The Company also generates revenue from the retail distribution of its products through its freestanding stores, shop-in-shop/concession locations and digital commerce sites. Revenue is recognized at the point of sale in the stores and shop-in-shop/concession locations and upon estimated time of delivery for sales through the Company's digital commerce sites, at which point control of the products passes to the customer. The amount of revenue recognized is net of returns, which are estimated based on an analysis of historical experience. Costs associated with coupons are recorded as a reduction of revenue at the time of coupon redemption.

The Company excludes from revenue taxes collected from customers and remitted to government authorities related to sales of the Company's products. Shipping and handling costs that are billed to customers are included in net sales.

Customer Loyalty Programs

The Company uses loyalty programs that offer customers of its retail businesses specified amounts off of future purchases for a specified period of time after certain levels of spending are achieved. Customers that are enrolled in the programs earn loyalty points for each purchase made.

Loyalty points earned under the customer loyalty programs provide the customer a material right to acquire additional products and give rise to the Company having a separate performance obligation. For each transaction where a customer earns loyalty points, the Company allocates revenue between the products purchased and the loyalty points earned based on the relative standalone selling prices. Revenue allocated to loyalty points is recorded as deferred revenue until the loyalty points are redeemed or expire.

Gift Cards

The Company sells gift cards to customers in its retail stores and on certain of its digital commerce sites. The Company does not charge administrative fees on gift cards nor do they expire. Gift card purchases by a customer are prepayments for products to be provided by the Company in the future and are therefore considered to be performance obligations of the Company. Upon the purchase of a gift card by a customer, the Company records deferred revenue for the cash value of the gift card. Deferred revenue is relieved and revenue is recognized when the gift card is redeemed by the customer. The portion of gift cards that the Company does not expect to be redeemed (referred to as "breakage") is recognized proportionately over the estimated customer redemption period, subject to the constraint that it must be probable that a significant reversal of revenue will not occur, if the Company determines that it does not have a legal obligation to remit the value of such unredeemed gift cards to any jurisdiction.

License Agreements

The Company generates royalty and advertising revenue from licensing the rights to access its trademarks to third parties, including the Company's joint ventures. The license agreements generally are exclusive to a territory or product category, have terms in excess of one year and, in most cases, include renewal options. In exchange for providing these rights, the license agreements require the licensees to pay the Company a royalty and, in certain agreements, an advertising fee. In both cases, the Company generally receives the greater of (i) a sales-based percentage fee and (ii) a contractual minimum fee for each annual performance period under the license agreement.

In addition to the rights to access its trademarks, the Company provides ongoing support to its licensees over the term of the agreements. As such, the Company's license agreements are licenses of symbolic intellectual property and, therefore, revenue is recognized over time. For license agreements where the sales-based percentage fee exceeds the contractual minimum fee, the Company recognizes revenues as the licensed products are sold as reported to the Company by its licensees. For license agreements where the sales-based percentage fee does not exceed the contractual minimum fee, the Company recognizes the contractual minimum fee as revenue ratably over the contractual period.

Under the terms of the license agreements, payments generally are due quarterly from the licensees. The Company records deferred revenue when amounts are received or receivable from the licensee in advance of the recognition of revenue.

As of February 4, 2024, the contractual minimum fees on the portion of all license agreements not yet satisfied totaled $825.8 million, of which the Company expects to recognize $297.2 million as revenue in 2024, $218.1 million in 2025 and $310.5 million thereafter. The Company elected not to disclose the remaining performance obligations for contracts that have an original expected term of one year or less and expected sales-based percentage fees for the portion of all license agreements not yet satisfied.

<u>Deferred Revenue</u>

Changes in deferred revenue, which primarily relate to customer loyalty programs, gift cards and license agreements for the years ended February 4, 2024 and January 29, 2023, were as follows:

(In millions)	2023	2022
Deferred revenue balance at beginning of period	$ 54.3	$ 44.9
Net additions to deferred revenue during the period	51.7	49.8
Reductions in deferred revenue for revenue recognized during the period [1]	(50.5)	(40.4)
Deferred revenue balance at end of period	$ 55.5	$ 54.3

[1] Represents the amount of revenue recognized during the period that was included in the deferred revenue balance at the beginning of the period and does not contemplate revenue recognized from amounts deferred during the period.

The Company also had long-term deferred revenue liabilities included in other liabilities in its Consolidated Balance Sheets of $9.4 million and $12.1 million as of February 4, 2024 and January 29, 2023, respectively.

Please see Note 20, "Segment Data," for information on the disaggregation of revenue by segment and distribution channel.

3. ACQUISITIONS AND DIVESTITURES

<u>Australia Acquisition</u>

The Company acquired in 2019 the approximately 78% ownership interest in Gazal Corporation Limited ("Gazal") that it did not already own (the "Australia acquisition").

Mandatorily Redeemable Non-Controlling Interest

Pursuant to the terms of the acquisition agreement, key executives of Gazal and PVH Brands Australia Pty. Limited exchanged a portion of their interests in Gazal for approximately 6% of the outstanding shares of the Company's previously wholly owned subsidiary that acquired 100% of the ownership interests in the Australia business. The Company was obligated to purchase this 6% interest within two years of the Australia acquisition closing in two tranches: tranche 1 – up to 50% of the shares one year after the closing; and tranche 2 – all remaining shares two years after the closing. The Company recognized a liability for this obligation on the date of the Australia acquisition, which the Company accounted for as a mandatorily redeemable non-controlling interest. The Company recorded subsequent adjustments to the liability in interest expense in the Company's Consolidated Statements of Operations.

The Company paid the management shareholders an aggregate purchase price of $17.3 million for the tranche 1 shares in June 2020 and an aggregate purchase price of $24.4 million for the tranche 2 shares in June 2021 based on exchange rates in effect on the applicable payment dates. The tranche 2 payments are presented within the Company's Consolidated Statement of Cash Flows in 2021 as follows: (i) $15.2 million as financing cash flows, which represented the initial fair value of the liability for the tranche 2 shares recognized on the acquisition date, and (ii) $9.2 million as operating cash flows for tranche 2 shares attributable to interest. The Company had no remaining liability for the mandatorily redeemable non-controlling interest as of January 30, 2022.

<u>Sale of Warner's, Olga and True&Co. Women's Intimates Businesses</u>

The Company entered into a definitive agreement on November 10, 2023 to sell its Warner's, Olga and True&Co. women's intimates businesses to Basic Resources for $160.0 million in cash and completed the sale on November 27, 2023 for net proceeds of $155.6 million, after transaction costs. The carrying value of the net assets sold on the closing date was $140.3 million, which consisted of $44.5 million of inventory and $95.8 million of tradenames. There is a potential earnout of up to $10.0 million that the Company may receive subsequent to the earnout period, based on calendar year 2024 net sales of a portion of the sold businesses.

In connection with the closing of the transaction, the Company recorded a gain of $15.3 million, which represented the excess of the amount of consideration received over the net carrying value of the assets, less costs to sell. The gain was recorded in other gain in the Company's Consolidated Statement of Operations and included in the Heritage Brands Wholesale segment. An incremental gain, if any, will be recorded once realized at the conclusion of the earnout period equivalent to the amount of the earnout up to $10.0 million.

Sale of *Van Heusen, IZOD, ARROW* and *Geoffrey Beene* Trademarks and Other Assets

The Company entered into a definitive agreement on June 23, 2021 to sell its *Van Heusen*, *IZOD*, *ARROW* and *Geoffrey Beene* trademarks, as well as certain related inventories, to ABG and other parties for $222.9 million in cash and completed the sale on August 2, 2021 for net proceeds of $216.3 million, after transaction costs. The carrying value of the net assets sold on the closing date was $97.8 million.

In connection with the closing of the transaction, the Company recorded a pre-tax gain of $118.5 million in the third quarter of 2021, which represented the excess of the amount of consideration received over the net carrying value of the assets, less costs to sell. The gain was recorded in other gain in the Company's Consolidated Statement of Operations and included in the Heritage Brands Wholesale segment.

In connection with the sale, the employment of certain employees based in the United States engaged in the Heritage Brands business was terminated in the third quarter of 2021. However, the Company retained the liability for any deferred vested benefits earned by these employees under its retirement plans. No further benefits were accrued under the plans for these employees and as a result, the Company recognized a gain of $1.8 million in the third quarter of 2021 with a corresponding decrease to its pension benefit obligation. For certain eligible employees affected by the transaction, the Company provided an enhanced retirement benefit and as a result recognized $1.4 million of special termination benefit costs in the third quarter of 2021 with a corresponding increase to its pension benefit obligation. These amounts were included in other gain in the Company's Consolidated Statement of Operations. Please see Note 12, "Retirement and Benefit Plans," for further discussion.

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, was as follows:

(In millions)		2023		2022
Land	$	1.0	$	1.0
Buildings and building improvements		30.7		30.7
Machinery, software and equipment		1,044.1		1,093.5
Furniture and fixtures		598.5		588.3
Shop-in-shops/concession locations		236.6		234.0
Leasehold improvements		770.4		768.2
Construction in progress		80.6		88.3
Property, plant and equipment, gross		2,761.9		2,804.0
Less: Accumulated depreciation		(1,899.3)		(1,900.0)
Property, plant and equipment, net	$	862.6	$	904.0

Construction in progress at February 4, 2024 and January 29, 2023 represents costs incurred for machinery, software and equipment, furniture and fixtures, and leasehold improvements not yet placed in use. Construction in progress at February 4, 2024 and January 29, 2023 principally related to (i) enhancements to the Company's warehouse and distribution network in Europe and (ii) investments in (a) upgrades and enhancements to platforms and systems worldwide and (b) new stores and store renovations. Interest costs capitalized in construction in progress were immaterial during 2023, 2022 and 2021.

5. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Included in other assets in the Company's Consolidated Balance Sheets was $215.5 million as of February 4, 2024 and $190.2 million as of January 29, 2023 related to the following investments in unconsolidated affiliates:

<u>PVH India</u>

The Company owns a 50% economic interest in PVH Arvind Fashion Private Limited ("PVH India"). PVH India licenses from certain Company subsidiaries the rights to the *TOMMY HILFIGER* and *Calvin Klein* trademarks in India for certain product categories. This investment is being accounted for under the equity method of accounting.

The Company received dividends of $6.0 million from PVH India during 2023.

<u>PVH Legwear</u>

The Company owns a 49% economic interest in PVH Legwear LLC ("PVH Legwear"). PVH Legwear licenses from certain subsidiaries of the Company the rights to distribute and sell socks and hosiery in the United States and Canada under the *TOMMY HILFIGER* and *Calvin Klein* brands. Through November 27, 2023, PVH Legwear licensed from Company subsidiaries the rights to distribute and sell socks and hosiery in the United States and Canada under the *Warner's* brand and, through the second quarter of 2021, under the *IZOD* and *Van Heusen* brands. As a result of the Heritage Brands intimates transaction and the Heritage Brands menswear transaction, PVH Legwear now licenses these rights from Basic Resources for the *Warner's* brand and from ABG for the *IZOD* and *Van Heusen* brands. Additionally, PVH Legwear sells socks and hosiery under other owned and licensed trademarks. This investment is being accounted for under the equity method of accounting.

The Company received dividends of $6.9 million, $6.4 million and $2.0 million from PVH Legwear during 2023, 2022, and 2021, respectively.

<u>TH Brazil</u>

The Company owns an economic interest of approximately 41% in Tommy Hilfiger do Brasil S.A. ("TH Brazil"). TH Brazil licenses from a subsidiary of the Company the rights to the *TOMMY HILFIGER* trademarks in Brazil for certain product categories. This investment is being accounted for under the equity method of accounting.

The Company received dividends of $0.6 million from TH Brazil during 2023.

<u>PVH Mexico</u>

The Company owns a 49% economic interest in Baseco, S.A.P.I. de C.V. ("PVH Mexico"). PVH Mexico licenses from certain subsidiaries of the Company the rights to distribute and sell certain products in Mexico under the *TOMMY HILFIGER* and *Calvin Klein* brands and, previously through November 27, 2023, under the *Warner's* and *Olga* brands. Following the Heritage Brands intimates transaction, PVH Mexico now licenses from Basic Resources the rights to distribute and sell *Warner's* and *Olga* brand products in Mexico. Additionally, PVH Mexico licenses certain other trademarks for some product categories. This investment is being accounted for under the equity method of accounting.

The Company received dividends of $16.6 million, $9.8 million and $16.8 million from PVH Mexico during 2023, 2022, and 2021, respectively.

<u>Karl Lagerfeld</u>

The Company owned an economic interest of approximately 8% in Karl Lagerfeld Holding B.V. ("Karl Lagerfeld"). The Company was deemed to have significant influence with respect to this investment and accounted for the investment under the equity method of accounting prior to the completion of the Karl Lagerfeld transaction (as defined below) on May 31, 2022.

The Company completed the sale of its economic interest in Karl Lagerfeld to a subsidiary of G-III Apparel Group, Ltd. (the "Karl Lagerfeld transaction") on May 31, 2022 for approximately $20.5 million in cash, of which $19.1 million was received during the second quarter of 2022 and $1.4 million which was previously held in escrow was received in the fourth quarter of 2023. The carrying value of the Company's investment in Karl Lagerfeld was $1.0 million immediately prior to the completion of the sale.

In connection with the closing of the Karl Lagerfeld transaction, the Company recorded a pre-tax gain of $16.1 million during the second quarter of 2022, which reflected (i) the excess of the proceeds over the carrying value of the Karl Lagerfeld investment, less (ii) $3.4 million of foreign currency translation adjustment losses previously recorded in accumulated other comprehensive loss. The gain was included in equity in net income of unconsolidated affiliates in the Company's Consolidated

Statement of Operations and recorded in corporate expenses not allocated to any reportable segments, consistent with how the Company had historically recorded its proportionate share of the net income or loss of its investment in Karl Lagerfeld.

6. REDEEMABLE NON-CONTROLLING INTEREST

The Company formed PVH Ethiopia during 2016 to operate a manufacturing facility that produced finished products for the Company for distribution primarily in the United States. The Company and its partner held initial economic interests of 75% and 25%, respectively, in PVH Ethiopia, with its partner's 25% interest accounted for as an RNCI. The Company consolidated the results of PVH Ethiopia in its consolidated financial statements. The capital structure of PVH Ethiopia was amended effective May 31, 2021 and, as a result, the Company solely managed and effectively owned all economic interests in the joint venture. The Company closed in the fourth quarter of 2021 the manufacturing facility that was PVH Ethiopia's sole operation. The closure did not have a material impact on the Company's consolidated financial statements.

In connection with the amendment of the capital structure of PVH Ethiopia, the Company reclassified the carrying amount of the RNCI as of May 31, 2021 of $(3.7) million to additional paid-in capital. Following this reclassification, the Company stopped attributing any net income or loss in PVH Ethiopia to the redeemable non-controlling interest.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill, by segment (please see Note 20, "Segment Data," for further discussion of the Company's reportable segments), were as follows:

(In millions)	Calvin Klein North America	Calvin Klein International	Tommy Hilfiger North America	Tommy Hilfiger International	Heritage Brands Wholesale	Total
Balance as of January 30, 2022						
Goodwill, gross	$ 781.8	$ 891.5	$ 203.0	$ 1,633.9	$ 105.0	$ 3,615.2
Accumulated impairment losses	(287.3)	(394.0)	—	—	(105.0)	(786.3)
Goodwill, net	494.5	497.5	203.0	1,633.9	—	2,828.9
Impairment	(162.6)	(77.3)	(177.2)	—	—	(417.1)
Currency translation	—	(6.5)	—	(46.3)	—	(52.8)
Balance as of January 29, 2023						
Goodwill, gross	781.8	885.0	203.0	1,587.6	105.0	3,562.4
Accumulated impairment losses	(449.9)	(471.3)	(177.2)	—	(105.0)	(1,203.4)
Goodwill, net	331.9	413.7	25.8	1,587.6	—	2,359.0
Reduction of goodwill, gross related to the Heritage Brands intimates transaction	—	—	—	—	(105.0)	(105.0)
Reduction of accumulated impairment losses related to the Heritage Brands intimates transaction	—	—	—	—	105.0	105.0
Currency translation	—	(7.6)	—	(29.3)	—	(36.9)
Balance as of February 4, 2024						
Goodwill, gross	781.8	877.4	203.0	1,558.3	—	3,420.5
Accumulated impairment losses	(449.9)	(471.3)	(177.2)	—	—	(1,098.4)
Goodwill, net	$ 331.9	$ 406.1	$ 25.8	$ 1,558.3	$ —	$ 2,322.1

The Company recorded a $105.0 million reduction to goodwill, gross and a corresponding $105.0 million reduction to accumulated impairment losses during 2023 in connection with the Heritage Brands intimates transaction. Please see Note 3, "Acquisitions and Divestitures," for further discussion.

As a result of the Company's 2022 annual impairment test, the Company recorded $417.1 million of noncash impairment charges during the third quarter of 2022. Please see the section "Goodwill and Other Intangible Assets Impairment Testing" below for further discussion.

The Company's other intangible assets consisted of the following:

	2023			2022		
(In millions)	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Intangible assets subject to amortization:						
Customer relationships [1]	$ 143.7	$ (123.0)	$ 20.7	$ 281.0	$ (248.3)	$ 32.7
Reacquired license rights [1]	408.4	(134.2)	274.2	494.3	(199.3)	295.0
Total intangible assets subject to amortization	552.1	(257.2)	294.9	775.3	(447.6)	327.7
Indefinite-lived intangible assets:						
Tradenames [2]	2,599.1	—	2,599.1	2,701.1	—	2,701.1
Reacquired perpetual license rights	203.4	—	203.4	221.1	—	221.1
Total indefinite-lived intangible assets	2,802.5	—	2,802.5	2,922.2	—	2,922.2
Total other intangible assets	$ 3,354.6	$ (257.2)	$ 3,097.4	$ 3,697.5	$ (447.6)	$ 3,249.9

The gross carrying amount and accumulated amortization of certain intangible assets include the impact of changes in foreign currency exchange rates.

[1] The gross carrying amount and accumulated amortization balances as of the end of 2023 both reflect a reduction of $133.1 million and $69.8 million in customer relationships and reacquired license rights, respectively, as these intangibles were fully amortized.

[2] The Company sold tradenames with a carrying value of $95.8 million during 2023 in connection with the Heritage Brands intimates transaction. Please see Note 3, "Acquisitions and Divestitures," for further discussion.

Amortization expense related to the Company's intangible assets subject to amortization was $23.1 million and $32.1 million for 2023 and 2022, respectively.

Assuming constant foreign currency exchange rates and no change in the gross carrying amount of the intangible assets, amortization expense for the next five years related to the Company's intangible assets subject to amortization as of February 4, 2024 is expected to be as follows:

(In millions)

Fiscal Year	Amount
2024	$ 22.7
2025	16.9
2026	14.0
2027	13.8
2028	13.8

Goodwill and Other Intangible Assets Impairment Testing

The Company assesses the recoverability of goodwill and other indefinite-lived intangible assets annually, at the beginning of the third quarter of each fiscal year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired. Intangible assets with finite lives are amortized over their estimated useful life and are tested for impairment, along with other long-lived assets, when events and circumstances indicate that the assets might be impaired. Please see Note 1, "Summary of Significant Accounting Policies," for discussion of the Company's goodwill and intangible assets impairment testing process.

Goodwill Impairment Testing

2023 Annual Impairment Test

For the 2023 annual goodwill impairment test performed as of the beginning of the third quarter of 2023, the Company elected to perform a qualitative assessment first to determine whether it was more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount.

The Company assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company- and reporting unit-specific factors. In performing this assessment, the Company considered the results of its quantitative annual goodwill impairment test performed in 2022, discussed below, and the impact of (i) the improvement in certain macroeconomic conditions contributing to a favorable change in the Company's market capitalization since the time of the 2022 test, which would imply a reduction to the risk premium included in the discount rate and, therefore, improvement in the fair values of the Company's reporting units, and (ii) the Company's recent financial performance and updated financial forecasts, which were generally consistent with or exceeded the projections used in 2022.

After assessing these events and circumstances, the Company determined that it was not more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount and concluded that the quantitative goodwill impairment test was not required. No impairment of goodwill resulted from the Company's annual impairment test in 2023.

There have been no significant events or change in circumstances since the date of the 2023 annual impairment test that would indicate the remaining carrying amount of the Company's goodwill may be impaired as of February 4, 2024. There continues to be significant uncertainty in the current macroeconomic environment due to inflationary pressures globally, the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, and foreign currency volatility. If economic conditions or market factors utilized in the impairment analysis deteriorate or otherwise vary from current assumptions (including those resulting in changes in the weighted average cost of capital), industry conditions deteriorate, business conditions or strategies for a specific reporting unit change from current assumptions, the Company's businesses do not perform as projected, or there is an extended period of a significant decline in the Company's stock price, the Company could incur additional goodwill impairment charges in the future.

2022 Annual Impairment Test

For the 2022 annual goodwill impairment test performed as of the beginning of the third quarter of 2022, the Company elected to bypass the qualitative assessment and proceeded directly to the quantitative impairment test using a discounted cash flow method to estimate the fair value of its reporting units. In making this election, the Company considered the changes resulting from the then-current macroeconomic environment, in particular the increase in interest rates and the strengthening of the U.S. dollar against most major currencies in which the Company transacts business.

As a result of the Company's 2022 annual impairment test, the Company recorded $417.1 million of noncash impairment charges during the third quarter of 2022, which were included in goodwill impairment in the Company's Consolidated Statement of Operations. The impairments were driven primarily by a significant increase in discount rates. The impairment charges, which related to the Calvin Klein Wholesale North America, Calvin Klein Licensing and Advertising International and Tommy Hilfiger Retail North America reporting units, were recorded to the Company's segments as follows: $162.6 million in the Calvin Klein North America segment, $77.3 million in the Calvin Klein International segment and $177.2 million in the Tommy Hilfiger North America segment.

Of these reporting units, Calvin Klein Licensing and Advertising International was determined to be partially impaired. The remaining carrying amount of goodwill allocated to this reporting unit as of the date of the test was $41.0 million. Holding all other assumptions constant, a 100 basis point change in the annual revenue growth rate assumption for this business would have resulted in a change to the estimated fair value of the reporting unit of approximately $8 million. Likewise, a 100 basis point change in the weighted average cost of capital would have resulted in a change to the estimated fair value of the reporting unit of approximately $6 million. While the Calvin Klein Licensing and Advertising International reporting unit was not determined to be fully impaired at the time of the test, it was considered to be at risk of further impairment in the future if the related business did not perform as projected or if market factors utilized in the impairment analysis deteriorated. As discussed in the 2023 annual impairment test section above (i) the improvement in certain macroeconomic conditions contributed to a favorable change in the Company's market capitalization since the time of the 2022 annual impairment test, which would imply a reduction to the risk premium included in the discount rate and therefore improvement in the fair values of the Company's reporting units and (ii) the Company's recent financial performance and updated financial forecasts have generally been consistent with the projections used in the 2022 annual impairment test.

With respect to the Company's other reporting units that were not determined to be impaired, the Calvin Klein Licensing and Advertising North America reporting unit had an estimated fair value that exceeded its carrying amount of $464.4 million by 9%. The carrying amount of goodwill allocated to this reporting unit as of the date of the test was $330.4 million. Holding all other assumptions constant, a 100 basis point change in the annual revenue growth rate assumption for this business would have resulted in a change to the estimated fair value of the reporting unit of approximately $43 million. Likewise, a 100 basis point change in the weighted average cost of capital would have resulted in a change to the estimated fair value of the reporting unit of approximately $34 million. While the Calvin Klein Licensing and Advertising North America reporting unit was not determined to be impaired at the time of the test, it was considered to be at risk of future impairment if the related business did not perform as projected, or if market factors utilized in the impairment analysis deteriorated. As discussed in the 2023 annual impairment test section above (i) the improvement in certain macroeconomic conditions contributed to a favorable change in the Company's market capitalization since the time of the 2022 annual impairment test, which would imply a reduction to the risk premium included in the discount rate and therefore improvement in the fair values of the Company's reporting units and (ii) the Company's recent financial performance and updated financial forecasts have generally been consistent with the projections used in the 2022 annual impairment test.

The fair value of the reporting units for goodwill impairment testing was determined using an income approach and validated using a market approach. The income approach was based on discounted projected future (debt-free) cash flows for each reporting unit. The discount rates applied to these cash flows were based on the weighted average cost of capital for each reporting unit, which takes market participant assumptions into consideration, inclusive of a Company-specific 4% risk premium to account for the additional risk of uncertainty perceived by market participants related to the Company's overall cash flows due to the macroeconomic environment. Estimated future operating cash flows were discounted at rates of 16.0% or 16.5%, depending on the reporting unit, to account for the relative risks of the estimated future cash flows. For the market approach, used to validate the results of the income approach method, the Company used the guideline company method, which analyzes market multiples of adjusted earnings before interest, taxes, depreciation and amortization ("EBITDA") for a group of comparable public companies. The market multiples used in the valuation were based on the relative strengths and weaknesses of the reporting unit compared to the selected guideline companies. The Company classified the fair values of its reporting units as Level 3 fair value measurements due to the use of significant unobservable inputs.

2021 Annual Impairment Test

For the 2021 annual goodwill impairment test performed as of the beginning of the third quarter of 2021, the Company elected to perform a qualitative assessment first to determine whether it was more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount.

The Company assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and reporting unit-specific factors. In performing this assessment, the Company considered the results of its then-most recently completed quantitative goodwill impairment test and the impact of (i) the weighted average cost of capital for each reporting unit as of the beginning of the third quarter of 2021, which was either favorable to or consistent with the weighted average cost of capital used in its then-most recently completed quantitative impairment test, (ii) a favorable change in the Company's market capitalization and its implied impact on the fair value of the Company's reporting units subsequent to the then-most recently completed quantitative impairment test, and (iii) the Company's recent financial performance and updated financial forecasts, which were consistent with or exceeded the projections used in its then-most recently completed quantitative impairment test.

After assessing these events and circumstances, the Company determined that it was not more likely than not that the fair value of each reporting unit with allocated goodwill was less than its carrying amount and concluded that the quantitative goodwill impairment test was not required. No impairment of goodwill resulted from the Company's annual impairment test in 2021.

Indefinite-Lived Intangible Assets Impairment Testing

2023 Annual Impairment Test

For the 2023 annual indefinite-lived intangible assets impairment test performed as of the beginning of the third quarter of 2023, the Company elected to first assess qualitative factors to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount.

The Company assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company- and asset-specific factors. In performing this assessment, the Company considered the results of its annual impairment testing performed in 2022, discussed below, and the impact of (i) the improvement in certain macroeconomic conditions contributing to a favorable change in the Company's market capitalization since the time of the 2022 test, which would imply a reduction to the risk premium included in the discount rate and, therefore, improvement in the fair value of each of its indefinite-lived intangible assets and (ii) the Company's recent financial performance and updated financial forecasts.

After assessing these events and circumstances, the Company determined that it was not more likely than not that the fair value of each of its indefinite-lived intangible assets was less than its carrying amount and concluded that a quantitative impairment test was not required. No impairment of indefinite-lived intangible assets resulted from the Company's annual impairment test in 2023.

There have been no significant events or change in circumstances since the date of the 2023 annual impairment test that would indicate the remaining carrying amount of the Company's indefinite-lived intangible assets may be impaired as of February 4, 2024. There continues to be significant uncertainty in the current macroeconomic environment due to inflationary pressures globally, the war in Ukraine and the Israel-Hamas war and their broader macroeconomic implications, and foreign currency volatility. If market factors utilized in the impairment analysis deteriorate or otherwise vary from current assumptions (including those resulting in changes in the weighted average cost of capital), industry conditions deteriorate, or business conditions or strategies change from current assumptions, the Company could incur additional indefinite-lived intangible asset impairment charges in the future.

2022 Annual Impairment Test

For the 2022 annual impairment test of the *TOMMY HILFIGER* and *Calvin Klein* tradenames and the reacquired perpetual license rights for *TOMMY HILFIGER* in India performed as of the beginning of the third quarter of 2022, the Company elected to first assess qualitative factors to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount. For these assets, no impairment was identified as a result of the Company's most recent quantitative impairment test and the fair values of these indefinite-lived intangible assets substantially exceeded their carrying amounts. The asset with the least excess fair value had an estimated fair value that exceeded its carrying amount by approximately 183% as of the date of the Company's most recent quantitative impairment test. The Company assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and asset-specific factors, including changes in the weighted average cost of capital for each of its indefinite-lived intangible assets since the date of the most recent quantitative test and the Company's recent financial performance and updated financial forecasts as compared to those used in the most recent quantitative tests. After assessing these events and circumstances, the Company determined qualitatively that it was not more likely than not that the fair values of these indefinite-lived intangible assets were less than their carrying amounts and concluded that the quantitative impairment test was not required.

For the 2022 annual impairment test of the *Warner's* tradename and the reacquired perpetual license rights recorded in connection with the Australia acquisition performed as of the beginning of the third quarter of 2022, the Company elected to bypass the qualitative assessment and proceeded directly to the quantitative impairment test. With regard to the reacquired perpetual license rights, the Company determined that its fair value substantially exceeded its carrying amount and, therefore, the asset was not impaired. The fair value of the *Warner's* tradename exceeded its carrying amount of $95.8 million by 4% at the testing date. While the *Warner's* tradename was not determined to be impaired at the time of the test, it was considered to be at risk of future impairment if the related business did not perform as projected, or if market factors utilized in the impairment analysis deteriorated. As discussed in the 2023 annual impairment test section above, the Company performed a qualitative impairment test for all indefinite-lived intangible assets in the third quarter of 2023. No impairment was identified relating to the *Warner's* tradename as a result of this test. The *Warner's* tradename was subsequently sold on November 27, 2023 as part of the Heritage Brands intimates transaction, which resulted in a gain. Please see Note 3, "Acquisitions and Divestitures," for further discussion of the Heritage Brands intimates transaction.

The fair value of the *Warner's* tradename was determined using an income-based relief-from-royalty method. Under this method, the value of an asset is estimated based on the hypothetical cost savings that accrue as a result of not having to license the tradename from another party. These cash flows are discounted to present value using a discount rate that factors in the relative risk of the intangible asset. The Company discounted the cash flows used to value the *Warner's* tradename at a rate of 16.0%. The fair value of the Company's reacquired perpetual license rights recorded in connection with the Australia acquisition was determined using an income approach which estimates the net cash flows directly attributable to the subject intangible asset. These cash flows are discounted to present value using a discount rate that factors in the relative risk of the intangible asset. The Company discounted the cash flows used to value the reacquired perpetual license rights recorded in connection with the Australia acquisition at a rate of 19.0%. The Company classified the fair values of these indefinite-lived intangible assets as Level 3 fair value measurements due to the use of significant unobservable inputs.

2021 Annual Impairment Test

For the 2021 annual indefinite-lived intangible assets impairment test performed as of the beginning of the third quarter of 2021, the Company elected to assess qualitative factors first to determine whether it was more likely than not that the fair value of any asset was less than its carrying amount.

The Company assessed relevant events and circumstances, including industry, market and macroeconomic conditions, as well as Company and asset-specific factors. In performing this assessment, the Company considered the results of its then-most recently completed quantitative impairment tests and the impact of (i) the weighted average cost of capital for each of its indefinite-lived intangible assets as of the beginning of the third quarter of 2021, which was either favorable to or consistent with the weighted average cost of capital used in its then-most recently completed quantitative impairment tests and (ii) the Company's recent financial performance and updated financial forecasts, which were consistent with or exceeded the projections used in its then-most recently completed quantitative impairment tests.

After assessing these events and circumstances, the Company determined that it was not more likely than not that the fair value of its indefinite-lived intangible assets were less than their carrying amounts and concluded that a quantitative impairment test was not required. No impairment of indefinite-lived intangible assets resulted from the Company's annual impairment test in 2021.

8. DEBT

Short-Term Borrowings

The Company has the ability to draw revolving borrowings under the senior unsecured credit facilities discussed below in the section entitled "2022 Senior Unsecured Credit Facilities." The Company had no revolving borrowings outstanding under these facilities as of February 4, 2024 and January 29, 2023.

Additionally, the Company has the ability to borrow under short-term lines of credit, overdraft facilities and short-term revolving credit facilities denominated in various foreign currencies. These facilities provided for borrowings of up to $209.7 million based on exchange rates in effect on February 4, 2024 and are utilized primarily to fund working capital needs. The Company had no borrowings outstanding under these facilities as of February 4, 2024 and $46.2 million outstanding under these facilities as of January 29, 2023. The weighted average interest rate on funds borrowed as of January 29, 2023 was 2.31%.

Commercial Paper

The Company has the ability to issue unsecured commercial paper notes with maturities that vary but do not exceed 397 days from the date of issuance primarily to fund working capital needs. Borrowings under the commercial paper note program, when taken together with the revolving borrowings outstanding under the multicurrency revolving credit facility included in the 2022 facilities (as defined below), cannot exceed $1,150.0 million. The Company had no borrowings outstanding under the commercial paper note program as of February 4, 2024 and January 29, 2023.

Long-Term Debt

The carrying amounts of the Company's long-term debt were as follows:

(In millions)		2023		2022
Senior unsecured Term Loan A facility due 2027 [1]	$	461.6	$	476.6
7 3/4% debentures due 2023		—		99.9
3 5/8% senior unsecured euro notes due 2024 [1]		565.7		568.1
4 5/8% senior unsecured notes due 2025		498.2		497.0
3 1/8% senior unsecured euro notes due 2027 [1]		643.7		647.3
Total		2,169.2		2,288.9
Less: Current portion of long-term debt		577.5		111.9
Long-term debt	$	1,591.7	$	2,177.0

[1]　The carrying amount of the euro-denominated Term Loan A facility and the senior unsecured euro notes includes the impact of changes in the exchange rate of the United States dollar against the euro.

Please see Note 11, "Fair Value Measurements," for the fair value of the Company's long-term debt as of February 4, 2024 and January 29, 2023.

The Company's mandatory long-term debt repayments for the next five years were as follows as of February 4, 2024:

(In millions)

Fiscal Year		Amount [1]
2024	$	578.3
2025		511.9
2026		11.9
2027		1,075.1
2028		—

[1]　A portion of the Company's mandatory long-term debt repayments is denominated in euros and subject to changes in the exchange rate of the United States dollar against the euro.

Total debt repayments for the next five years exceed the total carrying amount of the Company's debt as of February 4, 2024 because the carrying amount reflects the unamortized portions of debt issuance costs and the original issue discounts.

As of February 4, 2024, approximately 80% of the Company's long-term debt had fixed interest rates, with the remainder at variable interest rates.

2022 Senior Unsecured Credit Facilities

On December 9, 2022 (the "Closing Date"), the Company entered into new senior unsecured credit facilities (the "2022 facilities"), the proceeds of which, along with cash on hand, were used to repay all of the outstanding borrowings under the 2019 facilities (as defined below), as well as the related debt issuance costs.

The 2022 facilities consist of (a) a €440.6 million euro-denominated Term Loan A facility (the "Euro TLA facility"), (b) a $1,150.0 million United States dollar-denominated multicurrency revolving credit facility (the "multicurrency revolving credit facility"), which is available in (i) United States dollars, (ii) Australian dollars (limited to A$50.0 million), (iii) Canadian dollars (limited to C$70.0 million), or (iv) euros, yen, pounds sterling, Swiss francs or other agreed foreign currencies (limited to €250.0 million), and (c) a $50.0 million United States dollar-denominated revolving credit facility available in United States dollars or Hong Kong dollars (together with the multicurrency revolving credit facility, the "revolving credit facilities"). The 2022 facilities are due on December 9, 2027. In connection with the refinancing in 2022 of the 2019 facilities (as defined below), the Company paid debt issuance costs of $8.9 million (of which $1.4 million was expensed as debt modification costs and $7.5 million is being amortized over the term of the 2022 facilities) and recorded debt extinguishment costs of $1.3 million to write off previously capitalized debt issuance costs.

The multicurrency revolving credit facility also includes amounts available for letters of credit and has a portion available for the making of swingline loans. The issuance of such letters of credit and the making of any swingline loan reduces the amount available under the multicurrency revolving credit facility. So long as certain conditions are satisfied, the Company may add one or more senior unsecured term loan facilities or increase the commitments under the revolving credit facilities by an aggregate amount not to exceed $1,500.0 million. The lenders under the 2022 facilities are not required to provide commitments with respect to such additional facilities or increased commitments.

The terms of the Euro TLA facility require the Company to make quarterly repayments of amounts outstanding, which commenced with the calendar quarter ending March 31, 2023. Such required repayment amounts equal 2.50% per annum of the principal amount outstanding on the Closing Date, paid in equal installments and subject to certain customary adjustments, with the balance due on the maturity date of the Euro TLA facility. The outstanding borrowings under the 2022 facilities are prepayable at any time without penalty (other than customary breakage costs). Any voluntary repayments made by the Company would reduce the future required repayment amounts. The outstanding principal balance for the Euro TLA facility was €429.6 million as of February 4, 2024.

The Company made payments of $11.9 million on its term loan under the 2022 facilities during 2023. The Company made payments of $487.8 million on its term loan under the 2019 facilities during 2022, which included $22.5 million of mandatory payments and the $465.3 million repayment of the 2019 facilities in connection with the refinancing of the senior credit facilities. The Company made payments of $1,051.3 million on its term loans under the 2019 facilities during 2021, which included the repayment of the outstanding principal balance under its United States dollar-denominated Term Loan A facility.

The euro-denominated borrowings under the Euro TLA facility and multicurrency revolving credit facility bear interest at a rate per annum equal to a euro interbank offered rate ("EURIBOR") and the euro-denominated swing line borrowings under the 2022 facilities bear interest at a rate per annum equal to an adjusted daily simple euro short term rate ("ESTR"), calculated in a manner set forth in the 2022 facilities, plus in each case an applicable margin.

The United States dollar-denominated borrowings under the 2022 facilities bear interest at a rate per annum equal to, at the Company's option, either a base rate or an adjusted term secured overnight financing rate ("SOFR"), calculated in a manner set forth in the 2022 facilities, plus an applicable margin.

The borrowings denominated in other foreign currencies under the 2022 facilities bear interest at various indexed rates specified in the 2022 facilities and are calculated in a manner set forth in the 2022 facilities, plus an applicable margin.

The current applicable margin with respect to the Euro TLA Facility as of February 4, 2024 was 1.250%. The current applicable margin with respect to the revolving credit facilities as of February 4, 2024 was 0.125% for loans bearing interest at the base rate, Canadian prime rate or daily simple ESTR rate and 1.125% for loans bearing interest at the EURIBOR rate or any other rate specified in the 2022 facilities. The applicable margin for borrowings under the Euro TLA facility and each revolving credit facility is subject to adjustment (i) after the date of delivery of the compliance certificate and financial statements, with respect to each of the Company's fiscal quarters, based upon the Company's net leverage ratio or (ii) after the date of delivery of notice of a change in the Company's public debt rating by Standard & Poor's or Moody's.

The 2022 facilities contain customary events of default, including but not limited to nonpayment; material inaccuracy of representations and warranties; violations of covenants; certain bankruptcies and liquidations; cross-default to material indebtedness; certain material judgments; certain events related to the Employee Retirement Income Security Act of 1974, as amended; and a change in control (as defined in the 2022 facilities).

The 2022 facilities require the Company to comply with customary affirmative, negative and financial covenants, including a maximum net leverage ratio. A breach of any of these operating or financial covenants would result in a default under the 2022 facilities. If an event of default occurs and is continuing, the lenders could elect to declare all amounts then outstanding, together with accrued interest, to be immediately due and payable, which would result in acceleration of the Company's other debt.

2019 Senior Unsecured Credit Facilities

On April 29, 2019, the Company entered into senior unsecured credit facilities (as amended, the "2019 facilities"). The Company replaced the 2019 facilities with the 2022 facilities on December 9, 2022 as discussed above in the section entitled

"2022 Senior Unsecured Credit Facilities." The 2019 facilities included a €500.0 million euro-denominated Term Loan A facility, of which €440.6 million was outstanding as of the date it was replaced, and senior unsecured revolving credit facilities.

7 3/4% Debentures Due 2023

The Company had $100.0 million of debentures due November 15, 2023 that accrued interest at the rate of 7 3/4%. The Company repaid these debentures at maturity.

3 5/8% Euro Senior Notes Due 2024

The Company has outstanding €525.0 million principal amount of 3 5/8% senior notes due July 15, 2024. The Company may redeem some or all of these notes at any time prior to April 15, 2024 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, the Company may redeem some or all of these notes on or after April 15, 2024 at their principal amount plus any accrued and unpaid interest.

The Company's ability to create liens on the Company's assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

4 5/8% Senior Notes Due 2025

The Company has outstanding $500.0 million principal amount of 4 5/8% senior notes due July 10, 2025. The interest rate payable on the notes is subject to adjustment if either Standard & Poor's or Moody's, or any substitute rating agency, as defined in the indenture governing the notes, downgrades the credit rating assigned to the notes. The Company may redeem some or all of these notes at any time prior to June 10, 2025 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, the Company may redeem some or all of these notes on or after June 10, 2025 at their principal amount plus any accrued and unpaid interest.

The Company's ability to create liens on the Company's assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

3 1/8% Euro Senior Notes Due 2027

The Company has outstanding €600.0 million principal amount of 3 1/8% senior notes due December 15, 2027. The Company may redeem some or all of these notes at any time prior to September 15, 2027 by paying a "make whole" premium plus any accrued and unpaid interest. In addition, the Company may redeem some or all of these notes on or after September 15, 2027 at their principal amount plus any accrued and unpaid interest.

The Company's ability to create liens on the Company's assets or engage in sale/leaseback transactions is restricted as defined in the indenture governing the notes.

As of February 4, 2024, the Company was in compliance with all applicable financial and non-financial covenants under its financing arrangements.

The Company also has standby letters of credit primarily to collateralize the Company's insurance and lease obligations. The Company had $73.3 million of these standby letters of credit outstanding as of February 4, 2024.

Interest paid was $96.4 million, $82.1 million and $96.8 million during 2023, 2022 and 2021, respectively.

9. **INCOME TAXES**

The domestic and foreign components of income (loss) before income taxes were as follows:

(In millions)	2023	2022	2021
Domestic	$ 90.9	$ (404.9)	$ (120.3)
Foreign	750.1	793.1	1,093.0
Total	$ 841.0	$ 388.2	$ 972.7

The income before income taxes in 2022 includes a $417.1 million noncash goodwill impairment recorded in conjunction with the Company's annual goodwill impairment testing.

Taxes paid were $209.8 million, $254.5 million and $155.4 million in 2023, 2022 and 2021, respectively.

The provision (benefit) for income taxes attributable to income consisted of the following:

(In millions)		2023		2022		2021	
Federal:							
Current	$	0.1	$	(6.9)	$	(87.7)	
Deferred		(18.2)		(5.1)		(51.4)	[1]
State and local:							
Current		5.3		(6.2)		19.6	
Deferred		0.2		0.8		(21.7)	
Foreign:							
Current		186.4		191.1		153.7	
Deferred		3.6		14.1		8.2	[2]
Total	$	177.4	$	187.8	$	20.7	

[1] Includes a $106.3 million benefit related to a tax accounting method change made in conjunction with the Company's 2020 U.S. federal income tax return that provides additional tax benefits to the foreign components of the federal income tax provision.

[2] Includes a $32.3 million benefit related to the remeasurement of certain net deferred tax assets in connection with the expiration of the special tax rates at the end of 2021.

The provision (benefit) for income taxes for the years 2023, 2022 and 2021 was different from the amount computed by applying the statutory United States federal income tax rate to the underlying income as follows:

	2023	2022	2021
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal income tax benefit	0.8 %	1.1 %	(0.1)%
Effects of international jurisdictions, including foreign tax credits	1.9 %	1.6 %	(8.0)%
Change in estimates for uncertain tax positions	(1.6)%	(2.2)%	(9.7)%
Change in valuation allowance	0.3 %	1.2 %	0.7 %
Tax accounting method change	— %	— %	(10.9)%
Tax on foreign earnings (GILTI and FDII)	(1.9)%	1.2 %	7.6 %
Goodwill impairment	— %	22.3 %	— %
Excess tax expense related to stock-based compensation	0.1 %	0.5 %	— %
Other, net	0.5 %	1.7 %	1.5 %
Effective income tax rate	21.1 %	48.4 %	2.1 %

The Company files income tax returns in more than 40 international jurisdictions each year. A substantial amount of the Company's earnings are in international jurisdictions, particularly the Netherlands and Hong Kong SAR, where income tax rates, when coupled with special rates levied on income from certain of the Company's jurisdictional activities, have historically been lower than the United States statutory income tax rate. The benefit of special rates, which expired at the end of 2021, are reflected above in Effects of international jurisdictions, including foreign tax credits.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act, with tax provisions primarily focused on implementing a 15% corporate minimum tax based on global adjusted financial statement income and a 1% excise tax on share repurchases. The corporate minimum tax became effective in fiscal 2023 and the excise tax was effective January 1, 2023. The corporate minimum tax did not have any impact on our consolidated financial statements. Please see Note 14, "Stockholders' Equity" for further discussion of share repurchases and the excise taxes incurred in 2023.

The Organization for Economic Cooperation and Development has proposed a global minimum effective tax rate of 15%, generally known as Pillar Two, which would be effective in fiscal 2024 for certain multinational companies. Under Pillar Two, a top-up tax would be required for any jurisdiction whose effective tax rate falls below the 15% minimum rate. The Company is closely monitoring developments and evaluating the impacts these new rules will have on its tax rate. Based on the Company's preliminary analysis, the Pillar Two legislation is not expected to have a material impact on its consolidated financial statements.

The components of deferred income tax assets and liabilities were as follows:

(In millions)	2023		2022	
Gross deferred tax assets				
Tax loss and credit carryforwards	$	152.0	$	143.6
Operating lease liabilities		352.4		378.9
Employee compensation and benefits		60.2		59.9
Inventories		41.5		44.6
Accounts receivable		9.2		12.9
Accrued expenses		12.6		15.4
Property, plant and equipment		243.5		242.3
Other, net		5.4		17.2
Subtotal		876.8		914.8
Valuation allowances		(73.7)		(72.9)
Total gross deferred tax assets, net of valuation allowances	$	803.1	$	841.9
Gross deferred tax liabilities				
Intangibles	$	(772.2)	$	(807.1)
Operating lease right-of-use assets		(322.1)		(340.0)
Derivative financial instruments		(21.1)		(18.5)
Total gross deferred tax liabilities	$	(1,115.4)	$	(1,165.6)
Net deferred tax liability	$	(312.3)	$	(323.7)

At the end of 2023, the Company had on a tax-effected basis approximately $174.7 million of net operating loss and tax credit carryforwards available to offset future taxable income in various jurisdictions. The carryforwards expire principally between 2024 and 2043.

The Company's intent is to reinvest indefinitely substantially all of its historical earnings in foreign subsidiaries outside of the United States in jurisdictions in which we would expect to incur material tax costs upon distribution of such amounts. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated due to the complexities associated with the hypothetical calculation.

Uncertain tax positions activity for each of the last three years was as follows:

(In millions)	2023		2022		2021	
Balance at beginning of year	$	114.7	$	127.8	$	210.7
Increases related to prior year tax positions		0.6		12.4		2.6
Decreases related to prior year tax positions		(11.0)		(12.3)		(0.2)
Increases related to current year tax positions		2.9		2.7		15.5
Lapses in statute of limitations		(6.4)		(12.0)		(93.3)
Effects of foreign currency translation		(1.2)		(3.9)		(7.5)
Balance at end of year	$	99.6	$	114.7	$	127.8

The entire amount of uncertain tax positions as of February 4, 2024, if recognized, would reduce the future effective tax rate under current accounting guidance.

Interest and penalties related to uncertain tax positions are recorded in the Company's income tax provision. Interest and penalties recognized in the Company's Consolidated Statements of Operations for 2023, 2022 and 2021 totaled an expense of

$1.3 million, an expense of $0.9 million and a benefit of $7.4 million, respectively. Interest and penalties accrued in the Company's Consolidated Balance Sheets as of February 4, 2024 and January 29, 2023 totaled $21.2 million and $20.1 million, respectively. The Company recorded its liabilities for uncertain tax positions principally in accrued expenses and other liabilities in its Consolidated Balance Sheets.

The Company files income tax returns in the United States and in various foreign, state and local jurisdictions. Most examinations have been completed by tax authorities or the statute of limitations has expired for United States federal, foreign, state and local income tax returns filed by the Company for years through 2006. It is reasonably possible that a reduction of uncertain tax positions of up to $53.0 million may occur within the next 12 months.

10. DERIVATIVE FINANCIAL INSTRUMENTS

Cash Flow Hedges

The Company has exposure to changes in foreign currency exchange rates related to anticipated cash flows associated with certain international inventory purchases. The Company uses foreign currency forward contracts to hedge against a portion of this exposure.

The Company also has exposure to interest rate volatility related to its senior unsecured credit facilities and has historically entered into interest rate swap agreements to hedge against a portion of the exposure. No interest rate swap agreements were outstanding as of February 4, 2024 and January 29, 2023. As of February 4, 2024, approximately 80% of the Company's long-term debt was at a fixed interest rate, with the remaining balance at a variable rate. Please see Note 8, "Debt," for further discussion of the Company's senior unsecured credit facilities.

The Company records the foreign currency forward contracts and any interest rate swap agreements at fair value in its Consolidated Balance Sheets and does not net the related assets and liabilities. The foreign currency forward contracts associated with certain international inventory purchases and any interest rate swap agreements are designated as effective hedging instruments ("cash flow hedges"). As such, the changes in the fair value of the cash flow hedges are recorded in equity as a component of AOCL. No amounts were excluded from effectiveness testing.

Net Investment Hedges

The Company has exposure to changes in foreign currency exchange rates related to the value of its investments in foreign subsidiaries denominated in a currency other than the United States dollar. To hedge against a portion of this exposure, the Company uses both non-derivative instruments (the par value of certain of its foreign-denominated debt) and derivative instruments (cross-currency swap contracts), which it designates as net investment hedges.

The Company designated the par value of its (i) €600.0 million principal amount of 3 1/8% senior notes due 2027 and (ii) €525.0 million principal amount of 3 5/8% senior notes due 2024 (collectively, "foreign currency borrowings"), that were issued by PVH Corp., a U.S.-based entity, as net investment hedges of its investments in certain of its foreign subsidiaries that use the euro as their functional currency. Please see Note 8, "Debt," for further discussion of the Company's foreign currency borrowings.

The Company records the foreign currency borrowings at carrying value in its Consolidated Balance Sheets. The carrying value of the foreign currency borrowings is remeasured at the end of each reporting period to reflect changes in the foreign currency exchange spot rate. Since the foreign currency borrowings are designated as net investment hedges, such remeasurement is recorded in equity as a component of AOCL. The fair value and the carrying value of the foreign currency borrowings designated as net investment hedges were $1,201.6 million and $1,209.4 million, respectively, as of February 4, 2024 and $1,192.0 million and $1,215.4 million, respectively, as of January 29, 2023. The Company evaluates the effectiveness of its non-derivative instrument net investment hedges at inception and each quarter thereafter. No amounts were excluded from effectiveness testing.

In the third quarter of 2023, the Company entered into multiple fixed-to-fixed cross-currency swap contracts, which, in aggregate, economically convert the Company's $500.0 million principal amount of 4 5/8% senior notes due 2025 from a United States dollar-denominated obligation to a euro-denominated obligation of €457.2 million. As part of these swap contracts, the Company will receive fixed-rate United States dollar-denominated interest at a weighted average rate of 1.405% and pay fixed-rate euro-denominated interest at a rate of 0%. The cross-currency swap contracts expire on July 10, 2025. The Company designated these cross-currency swap contracts as net investment hedges of its investments in certain of its foreign subsidiaries that use the euro as their functional currency. The Company records the cross-currency swap contracts at fair value in its Consolidated Balance Sheets and does not net the related assets and liabilities. Changes in the fair value of the cross-currency swap contracts are recorded in equity as a component of AOCL. The Company evaluates the effectiveness of its derivative instrument net investment hedges at inception and each quarter thereafter. The interest components of the cross-currency swaps are excluded from the assessment of hedge effectiveness and are initially recorded in equity as a component of AOCL. Such amounts are recognized ratably over the term of the cross-currency swap contracts as a credit to interest expense in the Company's Consolidated Statements of Operations.

<u>Undesignated Contracts</u>

The Company records immediately in earnings changes in the fair value of hedges that are not designated as effective hedging instruments ("undesignated contracts"), which primarily include foreign currency forward contracts related to third party and intercompany transactions, and intercompany loans that are not of a long-term investment nature. Any gains and losses that are immediately recognized in earnings on such contracts are largely offset by the remeasurement of the underlying balances.

The Company does not use derivative or non-derivative financial instruments for trading or speculative purposes. The cash flows from the Company's hedges are presented in the same category in the Company's Consolidated Statements of Cash Flows as the items being hedged.

The following table summarizes the fair value and presentation of the Company's derivative financial instruments in its Consolidated Balance Sheets:

| | Assets | | | | Liabilities | | | |
| | 2023 | | 2022 | | 2023 | | 2022 | |
(In millions)	Other Current Assets	Other Assets	Other Current Assets	Other Assets	Accrued Expenses	Other Liabilities	Accrued Expenses	Other Liabilities
Contracts designated as cash flow and net investment hedges:								
Foreign currency forward contracts (inventory purchases)	$ 13.2	$ 0.5	$ 15.7	$ 0.1	$ 2.4	$ 0.4	$ 20.7	$ 2.2
Cross-currency swap contracts (net investment hedges)	6.4	—	—	—	—	1.3	—	—
Undesignated contracts:								
Foreign currency forward contracts	1.9	—	—	—	1.1	—	12.5	—
Total	$ 21.5	$ 0.5	$ 15.7	$ 0.1	$ 3.5	$ 1.7	$ 33.2	$ 2.2

The notional amount outstanding of foreign currency forward contracts was $1,303.8 million at February 4, 2024. Such contracts expire principally between February 2024 and July 2025.

The following tables summarize the effect of the Company's hedges designated as cash flow and net investment hedging instruments:

(In millions)	Gain (Loss) Recognized in Other Comprehensive (Loss) Income					
		2023		2022		2021
Foreign currency forward contracts (inventory purchases)	$	35.6	$	(48.3)	$	109.2
Interest rate swap agreements		—		—		0.2
Foreign currency borrowings (net investment hedges)		8.6		30.4		111.3
Cross-currency swap contracts (net investment hedges)		8.3		—		—
Total	$	52.5	$	(17.9)	$	220.7

Amount of Gain (Loss) Reclassified from AOCL into Income (Expense), Consolidated Statements of Operations Location, and Total Amount of Consolidated Statements of Operations Line Item

(In millions)	Amount Reclassified						Location	Total Statements of Operations Amount			
		2023		2022		2021		2023	2022	2021
Foreign currency forward contracts (inventory purchases)	$	11.1	$	27.6	$	(1.8)	Cost of goods sold	$ 3,854.5	$ 3,901.3	$ 3,830.6
Interest rate swap agreements		—		—		(1.5)	SG&A expenses [1]	4,542.6	4,377.4	4,453.9
Interest rate swap agreements		—		—		(3.0)	Interest expense	99.3	89.6	108.6
Cross-currency swap contracts (net investment hedges)		3.2		—		—	Interest expense	99.3	89.6	108.6
Total	$	14.3	$	27.6	$	(6.3)				

[1] The Company dedesignated certain cash flow hedges related to its interest rate swap agreements during 2021 in connection with the repayment of the outstanding principal balance under its USD TLA facility, as the underlying interest payments were no longer probable to occur.

A net gain in AOCL on foreign currency forward contracts at February 4, 2024 of $17.4 million is estimated to be reclassified in the next 12 months in the Company's Consolidated Statement of Operations to cost of goods sold as the underlying inventory hedged by such forward contracts is sold. Amounts recognized in AOCL for foreign currency borrowings and the effective portion of the Company's net investment hedges would be recognized in earnings only upon the sale or substantially complete liquidation of the hedged net investment. No amounts remained in AOCL related to interest rate swap agreements as of February 4, 2024.

The following table summarizes the effect of the Company's undesignated contracts recognized in SG&A expenses in its Consolidated Statements of Operations:

(In millions)	Gain Recognized in SG&A Expenses					
		2023		2022		2021
Foreign currency forward contracts [1]	$	2.9	$	11.4	$	14.7

[1] Any gains and losses that are immediately recognized in earnings on such contracts are largely offset by the remeasurement of the underlying balances.

The Company had no derivative financial instruments with credit risk-related contingent features underlying the related contracts as of February 4, 2024.

11. FAIR VALUE MEASUREMENTS

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three level hierarchy prioritizes the inputs used to measure fair value as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting the Company's own assumptions about the inputs that market participants would use in pricing the asset or liability based on the best information available.

In accordance with the fair value hierarchy described above, the following table shows the fair value of the Company's financial assets and liabilities that are required to be remeasured at fair value on a recurring basis:

	2023				2022			
(In millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Foreign currency forward contracts	N/A	$ 15.6	N/A	$ 15.6	N/A	$ 15.8	N/A	$ 15.8
Cross-currency swap contracts (net investment hedges)	N/A	6.4	N/A	6.4	N/A	N/A	N/A	N/A
Rabbi trust assets	9.9	N/A	N/A	9.9	7.2	N/A	N/A	7.2
Total Assets	$ 9.9	$ 22.0	N/A	$ 31.9	$ 7.2	$ 15.8	N/A	$ 23.0
Liabilities:								
Foreign currency forward contracts	N/A	$ 3.9	N/A	$ 3.9	N/A	$ 35.4	N/A	$ 35.4
Cross-currency swap contracts (net investment hedges)	N/A	1.3	N/A	1.3	N/A	N/A	N/A	N/A
Total Liabilities	N/A	$ 5.2	N/A	$ 5.2	N/A	$ 35.4	N/A	$ 35.4

The fair value of the foreign currency forward contracts is measured as the total amount of currency to be purchased, multiplied by the difference between (i) the foreign currency forward rate as of the period end and (ii) the settlement rate specified in each contract. The fair value of the cross-currency swap contracts is measured using the discounted cash flows of the contracts, which are determined based on observable inputs, including the foreign currency forward rates and discount rates, as of the period end. The fair value of the rabbi trust assets, which consist of investments in mutual funds, is valued at the net asset value of the funds, as determined by the closing price in the active market in which the individual fund is traded.

The Company established a rabbi trust that, beginning January 1, 2022, holds investments related to the Company's supplemental savings plan. The rabbi trust is considered a variable interest entity and it is consolidated in the Company's financial statements because the Company is considered the primary beneficiary of the rabbi trust. The rabbi trust assets generally mirror the investment elections made by eligible plan participants and are included as follows in the Company's Consolidated Balance Sheets:

	2023		2022	
(In millions)	Other Current Assets	Other Assets	Other Current Assets	Other Assets
Rabbi trust assets	$ 0.8	$ 9.1	$ 0.7	$ 6.5

The corresponding deferred compensation liability is included in accrued expenses and other liabilities in the Company's Consolidated Balance Sheets. Unrealized gains (losses) recognized on the rabbi trust investments were immaterial during 2023, 2022 and 2021.

There were no transfers between any levels of the fair value hierarchy for any of the Company's fair value measurements.

The Company's non-financial assets, which primarily consist of goodwill, other intangible assets, property, plant and equipment, and operating lease right-of-use assets, are not required to be measured at fair value on a recurring basis, and instead are reported at their carrying amount. However, on a periodic basis whenever events or changes in circumstances indicate that their carrying amount may not be fully recoverable (and at least annually for goodwill and indefinite-lived intangible assets), non-financial assets are assessed for impairment. If the fair value is determined to be lower than the carrying amount, an impairment charge is recorded to write down the asset to its fair value.

The following tables show the fair values of the Company's non-financial assets that were required to be remeasured at fair value on a non-recurring basis during 2023, 2022 and 2021, and the total impairments recorded as a result of the remeasurement process:

(In millions)	Fair Value Measurement Using			Fair Value As Of Impairment Date	Total Impairments
2023	Level 1	Level 2	Level 3		
Property, plant and equipment, net	N/A	N/A	$ 0.5	$ 0.5	$ 5.7
2022					
Operating lease right-of-use assets	N/A	N/A	3.0	3.0	27.4
Property, plant and equipment, net	N/A	N/A	0.3	0.3	24.3
Goodwill	N/A	N/A	41.0	41.0	417.1
2021					
Operating lease right-of-use assets	N/A	N/A	14.3	14.3	21.2
Property, plant and equipment, net	N/A	N/A	0.6	0.6	25.8

Property, plant and equipment with a carrying amount of $6.2 million was written down to a fair value of $0.5 million during 2023 primarily in connection with the financial performance in certain of the Company's retail stores. Fair value of the Company's property, plant and equipment was determined based on the estimated discounted future cash flows associated with the assets using sales trends and market participant assumptions. The $5.7 million of impairment charges during 2023 were included in SG&A expenses in the Company's Consolidated Statement of Operations and recorded to the Company's segments as follows: $3.3 million in the Tommy Hilfiger International segment, $1.2 million in the Calvin Klein International segment, $0.7 million in the Tommy Hilfiger North America segment and $0.5 million in the Calvin Klein North America segment.

Operating lease right-of-use assets with a carrying amount of $30.4 million and property, plant and equipment with a carrying amount of $24.6 million were written down to their fair values of $3.0 million and $0.3 million, respectively, during 2022, primarily in connection with the Company's decision in 2022 to exit from its Russia business, and the financial performance in certain of the Company's retail stores. Please see Note 17, "Exit Activity Costs," for further discussion of the Russia business exit costs. Fair value of the Company's operating lease right-of-use assets and property, plant and equipment related to its Russia business were determined to be zero in line with the Company's estimated future cash flows for the Russia business asset group. Fair value of the Company's other operating lease right-of-use assets was determined based on the discounted cash flows of the estimated market rents. Fair value of the Company's other property, plant and equipment was determined based on the estimated discounted future cash flows associated with the assets using sales trends and market participant assumptions.

Goodwill with a carrying amount of $458.1 million was written down to a fair value of $41.0 million during 2022. Please see Note 7, "Goodwill and Other Intangible Assets," for further discussion.

The $468.8 million of impairment charges during 2022 were recorded in the Company's Consolidated Statement of Operations, of which $417.1 was included in goodwill impairment and $51.7 million was included in SG&A expenses. The $468.8 million of impairment charges were recorded to the Company's segments as follows: $177.8 million in the Tommy

Hilfiger North America segment, $163.8 million in the Calvin Klein North America segment, $89.5 million in the Calvin Klein International segment, $35.7 million in the Tommy Hilfiger International segment and $2.0 million in corporate expenses not allocated to any reportable segments.

Operating lease right-of-use assets with a carrying amount of $35.5 million and property, plant and equipment with a carrying amount of $26.4 million were written down to their fair values of $14.3 million and $0.6 million, respectively, during 2021, primarily as a result of actions taken by the Company to reduce its real estate footprint, including reductions in office space, and the financial performance in certain of the Company's retail stores. Please see Note 17, "Exit Activity Costs," for further discussion of the 2021 reductions in workforce and real estate footprint activities. Fair value of the Company's operating lease right-of-use assets was determined based on the discounted cash flows of estimated sublease income using market participant assumptions, which considered the short length of the remaining lease term for certain of these assets, and current real estate trends and market conditions. Fair value of the Company's property, plant and equipment was determined based on the estimated discounted future cash flows associated with the assets using sales trends and market participant assumptions.

The $47.0 million of impairment charges during 2021 were included in SG&A expenses in the Company's Consolidated Statement of Operations and recorded to the Company's segments as follows: $7.2 million in the Tommy Hilfiger International segment, $2.8 million in the Calvin Klein International segment, $1.5 million in the Heritage Brands Wholesale segment, $1.4 million in the Tommy Hilfiger North America segment, $0.4 million in the Calvin Klein North America segment and $33.7 million in corporate expenses not allocated to any reportable segments.

The carrying amounts and the fair values of the Company's cash and cash equivalents, short-term borrowings and long-term debt were as follows:

| | 2023 | | 2022 | |
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 707.6	$ 707.6	$ 550.7	$ 550.7
Short-term borrowings	—	—	46.2	46.2
Long-term debt (including portion classified as current)	2,169.2	2,159.5	2,288.9	2,262.3

The fair values of cash and cash equivalents and short-term borrowings approximate their carrying amounts due to the short-term nature of these instruments. The Company estimates the fair value of its long-term debt using quoted market prices as of the last business day of the applicable year. The Company classifies the measurement of its long-term debt as a Level 1 measurement. The carrying amounts of long-term debt reflect the unamortized portions of debt issuance costs and the original issue discounts.

12. RETIREMENT AND BENEFIT PLANS

The Company, as of February 4, 2024, has two noncontributory qualified defined benefit pension plans covering substantially all employees resident in the United States hired prior to January 1, 2022, who meet certain age and service requirements. The plans provide monthly benefits upon retirement generally based on career average compensation, subject to the change made in the fourth quarter of 2023 as discussed below, and years of credited service. The plans also provide participants with the option to receive their benefits in the form of lump sum payments. Vesting in plan benefits generally occurs after five years of service. The Company refers to these two plans as its "Pension Plans."

The Company also has three noncontributory unfunded non-qualified supplemental defined benefit pension plans, the most significant of which is a supplemental pension plan for certain employees resident in the United States hired prior to January 1, 2022, who meet certain age and service requirements that provides benefits for compensation in excess of Internal Revenue Service earnings limits and requires payments to vested employees upon or after employment termination or retirement, according to their distribution election, and two other plans for select former senior management. The Company refers to these three plans as its "SERP Plans."

The Company also provides certain postretirement health care and life insurance benefits to certain retirees resident in the United States under two plans. Retirees contribute to the cost of the applicable plan, which are unfunded and frozen. The Company refers to these plans as its "Postretirement Plans."

In the fourth quarter of 2023, the Company's Board of Directors approved changes to its Pension Plans and its supplemental pension plan to freeze the pensionable compensation and credited service amounts used to calculate participants' benefits effective June 30, 2024. After the effective date, in lieu of participation in the Pension Plans and supplemental pension plan as applicable, employees will receive an additional Company contribution to their savings and retirement plans and supplemental savings plan, as applicable, which are discussed further below. Employees near retirement age that meet a specified service requirement are included in a transition group that will continue to accrue benefits under the Pension Plans and supplemental pension plan, as applicable, for two years after the effective date of the freeze in addition to receiving the additional Company contribution to their savings and retirement plans and supplemental savings plan, as applicable. In connection with the freeze, the Company recognized a reduction in the projected benefit obligation and a pre-tax curtailment gain of $17.2 million for the Pension Plans and $2.6 million for the supplemental pension plan.

Reconciliations of the changes in the projected benefit obligation (Pension Plans and SERP Plans) and the accumulated benefit obligation (Postretirement Plans) were as follows:

(In millions)	Pension Plans		SERP Plans		Postretirement Plans	
	2023	2022	2023	2022	2023	2022
Balance at beginning of year	$ 573.2	$ 785.2	$ 56.3	$ 93.3	$ 4.0	$ 5.6
Service cost, net of plan expenses	18.0	29.3	1.6	2.5	—	—
Interest cost	29.1	25.3	2.8	2.8	0.2	0.1
Benefit payments	(54.3)	(72.4)	(9.7)	(35.6)	—	—
Benefit payments, net of retiree contributions	—	—	—	—	(0.8)	(0.6)
Curtailment gain	(17.2)	—	(2.6)	—	—	—
Actuarial (gain) loss	(16.7)	(194.2)	(0.8)	(6.7)	0.2	(1.1)
Balance at end of year	$ 532.1	$ 573.2	$ 47.6	$ 56.3	$ 3.6	$ 4.0

Service cost for both the Pension Plans and SERP Plans decreased in 2023 compared to 2022 primarily due to the increase in the discount rate.

The decrease in benefit payments in 2023 for both the Pension Plans and the SERP Plans was due to higher lump sum payments of accrued benefits in 2022 to certain vested senior executives who retired or terminated their employment in 2021 and early 2022.

The actuarial gains included in the projected benefit obligation for both the Pension Plans and SERP Plans in 2023 and 2022 were due principally to an increase in the discount rate.

Reconciliations of the fair value of the assets held by the Pension Plans and the funded status were as follows:

(In millions)	2023	2022
Fair value of plan assets at beginning of year	$ 570.2	$ 726.3
Actual return, net of plan expenses	38.5	(83.9)
Benefit payments	(54.3)	(72.4)
Company contributions	—	0.2
Fair value of plan assets at end of year	$ 554.4	$ 570.2
Funded status at end of year	$ 22.3	$ (3.0)

Amounts recognized in the Company's Consolidated Balance Sheets were as follows:

(In millions)	Pension Plans		SERP Plans		Postretirement Plans	
	2023	2022	2023	2022	2023	2022
Non-current assets	$ 22.5	$ —	$ —	$ —	$ —	$ —
Current liabilities	—	—	(9.4)	(7.3)	(0.5)	(0.6)
Non-current liabilities	(0.2)	(3.0)	(38.2)	(49.0)	(3.1)	(3.4)
Net amount recognized	$ 22.3	$ (3.0)	$ (47.6)	$ (56.3)	$ (3.6)	$ (4.0)

The components of net benefit cost recognized were as follows:

(In millions)	Pension Plans			SERP Plans			Postretirement Plans		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Service cost	$ 21.7	$ 31.3	$ 40.1	$ 1.6	$ 2.5	$ 4.7	$ —	$ —	$ —
Interest cost	29.1	25.3	24.8	2.8	2.8	3.3	0.2	0.1	0.1
Expected return on plan assets	(33.8)	(41.7)	(44.5)	—	—	—	—	—	—
Actuarial (gain) loss	(25.1)	(70.6)	(35.2)	(0.8)	(6.7)	(13.4)	0.2	(1.1)	(0.1)
Curtailment gain	(17.2)	—	—	(2.6)	—	—	—	—	—
Special termination benefits	—	—	0.5	—	—	1.8	—	—	—
Heritage Brands menswear transaction gain	—	—	(1.5)	—	—	(0.3)	—	—	—
Total	$ (25.3)	$ (55.7)	$ (15.8)	$ 1.0	$ (1.4)	$ (3.9)	$ 0.4	$ (1.0)	$ —

The net actuarial gains in net benefit cost in 2023 were due principally to an increase in the discount rate. The actuarial gains in net benefit cost in 2022 were due principally to an increase in the discount rate partially offset by the difference between the actual and expected returns on plan assets for the Pension Plans. The actuarial gains in net benefit cost in 2021 were due principally to (i) an increase in the discount rate and (ii) updated plan assumptions, mostly related to termination rates, based on recent trends and management's future expectations, partially offset by (iii) the difference between the actual and expected returns on plan assets for the Pension Plans.

The Company completed the Heritage Brands menswear transaction in 2021. In connection with the sale, the employment of certain employees based in the United States engaged in the Heritage Brands business was terminated during the third quarter of 2021. However, the Company retained the liability for any deferred vested benefits earned by these employees under its retirement plans. No further benefits were to be accrued under the plans for these employees and as a result, the Company recognized a gain of $1.8 million during the third quarter of 2021. For certain eligible employees affected by the transaction, the Company provided an enhanced retirement benefit and as a result recognized $1.4 million of special termination benefit costs during the third quarter of 2021. These amounts were included in other gain in the Company's Consolidated Statement of Operations. Please see Note 3, "Acquisitions and Divestitures," for further discussion of the Heritage Brands menswear transaction.

The Company provided enhanced retirement benefits to terminated employees in 2021 and as a result recognized $0.9 million of special termination benefit costs.

The components of net benefit cost are recorded in the Company's Consolidated Statements of Operations as follows: (i) the service cost component is recorded in SG&A expenses, (ii) the Heritage Brands menswear transaction gain and the related special termination benefit costs are recorded in other gain and (iii) the other components are recorded in non-service related pension and postretirement income.

The accumulated benefit obligations (Pension Plans and SERP Plans) were as follows:

(In millions)	Pension Plans		SERP Plans	
	2023	2022	2023	2022
Accumulated benefit obligation	$ 527.9	$ 547.0	$ 46.9	$ 52.7

As of February 4, 2024, one of the Company's Pension Plans had projected benefit obligations and accumulated benefit obligations in excess of plan assets. As of January 29, 2023, both of the Company's Pension Plans had projected benefit obligations in excess of plan assets and one of the Company's Pension Plans had accumulated benefit obligations in excess of plan assets. The balances were as follows:

(In millions, except plan count)	2023	2022
Number of plans with projected benefit obligations in excess of plan assets	1	2
Aggregate projected benefit obligation	$ 2.4	$ 573.2
Aggregate fair value of related plan assets	$ 2.2	$ 570.2
Number of plans with accumulated benefit obligations in excess of plan assets	1	1
Aggregate accumulated benefit obligation	$ 2.4	$ 2.6
Aggregate fair value of related plan assets	$ 2.2	$ 2.5

As of February 4, 2024 and January 29, 2023, all of the Company's SERP Plans had projected benefit obligations and accumulated benefit obligations in excess of plan assets as the plans are unfunded.

Significant weighted average rate assumptions used in determining the projected and accumulated benefit obligations at the end of each year and benefit cost in the following year were as follows:

	2023	2022	2021
Discount rate (applies to Pension Plans and SERP Plans)	5.63 %	5.19 %	3.31 %
Discount rate (applies to Postretirement Plans)	5.36 %	4.98 %	2.89 %
Rate of increase in compensation levels (applies to Pension Plans)	4.00 %	4.00 %	4.00 %
Expected long-term rate of return on assets (applies to Pension Plans)	6.25 %	6.25 %	6.00 %

To develop the expected long-term rate of return on assets assumption, the Company considered the historical level of the risk premium associated with the asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation.

The assets of the Pension Plans are invested with the objective of being able to meet current and future benefit payment needs, while managing future contributions. The investment policy aims to earn a reasonable rate of return while minimizing the risk of large losses. Assets are diversified by asset class in order to reduce volatility of overall results from year to year and to take advantage of various investment opportunities. The assets of the Pension Plans are diversified among United States equities, international equities, fixed income investments and cash. The strategic target allocation for the Pension Plans as of February 4, 2024 was approximately 30% United States equities, 10% international equities and 60% fixed income investments and cash. Equity securities primarily include investments in large-, mid- and small-cap companies located in the United States and abroad. Fixed income securities include corporate bonds of companies from diversified industries, municipal bonds and commingled funds, and United States Treasury bonds. Actual investment allocations may vary from the Company's target investment allocations due to prevailing market conditions.

In accordance with the fair value hierarchy described in Note 11, "Fair Value Measurements," the following tables show the fair value of the total assets of the Pension Plans for each major category as of February 4, 2024 and January 29, 2023:

(In millions)			Fair Value Measurements as of February 4, 2024[1]		
Asset Category		Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Equity securities:					
United States equities[2]	$	45.1	$ 45.1	$ —	$ —
International equities[2]		0.3	0.3	—	—
United States equity fund[3]		114.1	—	114.1	—
International equity funds[4]		61.1	25.5	35.6	—
Fixed income securities:					
U.S. Treasury securities fund[5]		244.3	$ —	244.3	—
Government securities[6]		1.1	—	1.1	—
Corporate securities[6]		81.6	—	81.6	—
Short-term investment funds[7]		5.8	—	5.8	—
Subtotal	$	553.4	$ 70.9	$ 482.5	$ —
Other assets and liabilities[8]		1.0			
Total	$	554.4			

(In millions)			Fair Value Measurements as of January 29, 2023[1]		
Asset Category		Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Equity securities:					
United States equities[2]	$	150.5	$ 150.5	$ —	$ —
International equities[2]		12.8	12.8	—	—
United States equity fund[3]		63.4	—	63.4	—
International equity funds[4]		119.4	65.3	54.1	—
Fixed income securities:					
Government securities[6]		62.0	—	62.0	—
Corporate securities[6]		147.4	—	147.4	—
Short-term investment funds[7]		15.5	—	15.5	—
Subtotal	$	571.0	$ 228.6	$ 342.4	$ —
Other assets and liabilities[8]		(0.8)			
Total	$	570.2			

[1] The Company uses third party pricing services to determine the fair values of the financial instruments held by the pension plans. The Company obtains an understanding of the pricing services' valuation methodologies and related inputs and validates a sample of prices by reviewing prices from other sources. The Company has not adjusted any prices received from the third party pricing services.

[2] Valued at the closing price or unadjusted quoted price in the active market in which the individual securities are traded.

[3] Valued at the net asset value of the fund, as determined by a pricing vendor or the fund family. The Company has the ability to redeem this investment at net asset value within the near term and therefore classifies this investment

within Level 2. This commingled fund invests in United States large cap equities of companies that track the Russell 1000 Index.

(4) Valued at the net asset value of the fund, either as determined by the closing price in the active market in which the individual fund is traded and classified within Level 1, or as determined by a pricing vendor or the fund family and classified within Level 2. This category includes funds that invest in equities of companies outside of the United States.

(5) Valued at the net asset value of the fund as determined by the fund family. The Company has the ability to redeem this investment at net asset value within the near term and therefore classifies this investment within Level 2. This commingled fund invests in U.S. Treasury STRIPS.

(6) Valued with bid evaluation pricing where the inputs are based on actual trades in active markets, when available, as well as observable market inputs that include actual and comparable trade data, market benchmarks, broker quotes, trading spreads and/or other applicable data.

(7) Valued at the net asset value of the funds, as determined by a pricing vendor or the fund family. The Company has the ability to redeem these investments at net asset value within the near term and therefore classifies these investments within Level 2. These funds invest in high-grade, short-term, money market instruments.

(8) This category includes other pension assets and liabilities such as pending trades and accrued income.

The Company believes that there are no significant concentrations of risk within the plan assets as of February 4, 2024.

Currently, the Company does not expect to make material contributions to the Pension Plans in 2024. The Company's actual contributions may differ from planned contributions due to many factors, including changes in tax and other laws, as well as significant differences between expected and actual pension asset performance or interest rates. The expected benefit payments associated with the Pension Plans and SERP Plans, and expected benefit payments, net of retiree contributions, associated with the Postretirement Plans are as follows:

(In millions)

Fiscal Year	Pension Plans	SERP Plans	Postretirement Plans
2024	$ 42.2	$ 9.4	$ 0.5
2025	43.3	6.2	0.5
2026	43.0	5.4	0.5
2027	43.0	5.1	0.4
2028	41.9	4.6	0.4
2029-2033	194.2	18.2	1.4

The Company has savings and retirement plans and a supplemental savings plan for the benefit of its eligible employees in the United States. The Company matches a portion of employee contributions to the plans. The Company began making on January 1, 2022 an additional contribution to these plans for employees in the United States hired on or after that date in lieu of their participation in the Pension Plan. In addition, as discussed above, subsequent to the June 30, 2024 freeze of the Pension Plans and supplemental pension plan, employees in the United States that were hired prior to January 1, 2022 will also receive an additional contribution to these plans. The Company also has defined contribution plans for certain employees in certain international locations, whereby the Company pays a percentage of the contribution for the employee. The Company's contributions to these plans were $41.7 million, $37.7 million and $36.5 million in 2023, 2022 and 2021, respectively.

Beginning January 1, 2022, the Company has modified its supplemental savings plan such that participants can choose from a broader variety of investment options than were previously available for any contributions made subsequent to that date. Further, the Company has established a rabbi trust whereby the trust will hold investments that generally mirror the participants' investment elections in the supplemental savings plan after January 1, 2022. The rabbi trust is considered a variable interest entity and it is consolidated in the Company's financial statements because the Company is considered the primary beneficiary of the rabbi trust. As of February 4, 2024, the rabbi trust assets were $9.9 million. See Note 11, "Fair Value Measurements" for further discussion.

13. STOCK-BASED COMPENSATION

The Company grants stock-based awards under its Stock Incentive Plan (the "Plan"). Awards that may be granted under the Plan include, but are not limited to (i) service-based non-qualified stock options ("stock options"); (ii) service-based restricted stock units ("RSUs"); and (iii) contingently issuable performance share units ("PSUs"). Each award granted under the Plan is subject to an award agreement that incorporates, as applicable, the exercise price, the term of the award, the periods of restriction, the number of shares to which the award pertains, performance periods and performance measures, and such other terms and conditions as the plan committee determines. Awards granted under the Plan are classified as equity awards, which are recorded in stockholders' equity in the Company's Consolidated Balance Sheets. When estimating the grant date fair value of stock-based awards, the Company considers whether an adjustment is required to the closing price or the expected volatility of its common stock on the date of grant when the Company is in possession of material nonpublic information. No such adjustments were made to the grant date fair value of awards granted in any period presented. Shares issued as a result of stock-based compensation transactions generally have been funded with the issuance of new shares of the Company's common stock.

According to the terms of the Plan, for purposes of determining the number of shares available for grant, each share underlying a stock option award reduces the number available by one share and each share underlying an RSU or PSU award reduces the number available by two shares for awards made before June 22, 2023 and by 1.6 shares for awards made on or after June 22, 2023. Total shares available for grant at February 4, 2024 amounted to 5.1 million shares.

Net income for 2023, 2022 and 2021 included $51.9 million, $46.6 million and $46.8 million, respectively, of pre-tax expense related to stock-based compensation, with related recognized income tax benefits of $6.3 million, $5.9 million and $6.2 million, respectively.

The Company receives a tax deduction for certain transactions associated with its stock-based awards. The actual income tax benefits realized from these transactions in 2023, 2022 and 2021 were $8.0 million, $3.7 million and $7.6 million, respectively. The tax benefits realized included discrete net excess tax deficiencies of $1.0 million and $2.0 million recognized in the Company's provision for income taxes during 2023 and 2022, respectively. Discrete net excess tax benefits recognized in the Company's provision for income taxes during 2021 were immaterial.

Stock Options

Stock options granted to employees are generally exercisable in four equal annual installments commencing one year after the date of grant. The underlying stock option award agreements generally provide for accelerated vesting upon the award recipient's retirement (as defined in the Plan). Such stock options are granted with a 10-year term and the per share exercise price cannot be less than the closing price of the common stock on the date of grant.

The Company estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton model. The estimated fair value of the stock options granted is expensed over the stock options' requisite service periods.

The following summarizes the assumptions used to estimate the fair value of stock options granted during 2023, 2022 and 2021 and the resulting weighted average grant date fair value per stock option:

	2023	2022	2021
Weighted average risk-free interest rate	3.33 %	2.50 %	1.24 %
Weighted average expected stock option term (in years)	6.25	6.25	6.25
Weighted average Company volatility	50.60 %	47.34 %	47.58 %
Expected annual dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average grant date fair value per stock option	$ 43.47	$ 34.27	$ 48.28

The risk-free interest rate is based on United States Treasury yields in effect at the date of grant for periods corresponding to the expected stock option term. The expected stock option term represents the weighted average period of time that stock options granted are expected to be outstanding, based on vesting schedules and the contractual term of the stock options. Company volatility is based on the historical volatility of the Company's common stock over a period of time corresponding to the expected stock option term. Expected dividends are based on the anticipated common stock cash dividend rate for the Company at the time of grant.

The Company has continued to utilize the simplified method to estimate the expected term for its "plain vanilla" stock options granted due to a lack of relevant historical data resulting, in part, from changes in the pool of employees receiving stock option grants. The Company will continue to evaluate the appropriateness of utilizing such method.

Stock option activity for the year was as follows:

(In thousands, except years and per stock option data)	Stock Options		Weighted Average Exercise Price Per Stock Option	Weighted Average Remaining Contractual Life (Years)		Aggregate Intrinsic Value
Outstanding at January 29, 2023	694	$	98.08	4.9	$	5,027
Granted	86		83.80			
Exercised	180		99.00			
Forfeited / Expired	87		105.74			
Outstanding at February 4, 2024	513	$	94.05	5.9	$	15,996
Exercisable at February 4, 2024	313	$	104.33	4.4	$	7,312

The aggregate grant date fair value of stock options granted during 2023, 2022 and 2021 was $3.7 million, $4.6 million and $4.6 million, respectively.

The aggregate grant date fair value of stock options that vested during 2023, 2022 and 2021 was $2.6 million, $1.7 million and $7.2 million, respectively.

The aggregate intrinsic value of stock options exercised during 2023 and 2021 was $3.1 million and $9.7 million, respectively. There were no exercises in 2022.

At February 4, 2024, there was $5.4 million of unrecognized pre-tax compensation expense related to non-vested stock options, which is expected to be recognized over a weighted average period of 1.7 years.

RSUs

RSUs granted to employees generally vest in four equal annual installments commencing one year after the date of grant, although the Company does make from time to time, and currently has outstanding, RSUs with different vesting schedules. Service-based RSUs granted to non-employee directors vest in full the earlier of one year after the date of grant or the date of the Annual Meeting of Stockholders following the year of grant. The underlying RSU award agreements for employees generally provide for accelerated vesting upon the award recipient's retirement (as defined in the Plan). The fair value of RSUs is equal to the closing price of the Company's common stock on the date of grant and is expensed over the RSUs' requisite service periods.

RSU activity for the year was as follows:

(In thousands, except per RSU data)	RSUs		Weighted Average Grant Date Fair Value Per RSU
Non-vested at January 29, 2023	1,325	$	77.33
Granted	652		84.10
Vested	569		76.23
Forfeited	233		81.57
Non-vested at February 4, 2024	1,175	$	80.79

The aggregate grant date fair value of RSUs granted during 2023, 2022 and 2021 was $54.9 million, $53.6 million and $61.2 million, respectively. The aggregate grant date fair value of RSUs vested during 2023, 2022 and 2021 was $43.4 million, $39.3 million and $50.2 million, respectively.

At February 4, 2024, there was $64.4 million of unrecognized pre-tax compensation expense related to non-vested RSUs, which is expected to be recognized over a weighted average period of 1.7 years.

<u>PSUs</u>

The Company currently has PSU awards outstanding subject to three-year performance periods from the applicable grant date. The final number of shares to be earned, if any, is contingent upon the Company's achievement of goals for the applicable performance period. Each outstanding award is subject to various performance and/or market conditions goals as follows:

Grant Year	Goal for 50% of the Award	Goal for 50% of the Award
2020	Company total shareholder return ("TSR") relative to companies included in the S&P 500 as of the grant date	Company's absolute stock price growth during a three-year performance period
2021	Company TSR relative to a pre-established group of industry peers	Company's earnings before interest and taxes ("EBIT") during fiscal 2021
2022	Company TSR relative to a pre-established group of industry peers	Company's cumulative EBIT during a fiscal three-year performance period
2023	Company TSR relative to a pre-established group of industry peers	Company's average return on invested capital ("ROIC") during a fiscal three-year performance period

For awards granted in 2020, the applicable three-year performance periods have ended, and the holders of the award earned an aggregate of 139,000 shares. The shares earned were between target and maximum levels for the awards granted in the first and second quarters of 2020 and were between threshold and target for the awards granted in the third quarter of 2020.

The Company records expense ratably over the three-year service period, with expense determined as follows: (i) TSR-based portion of the awards is based on the grant date fair value regardless of whether the market condition is satisfied because the awards are subject to market conditions and (ii) EBIT- and ROIC-based portion of the awards are based on the grant date fair value per share and the Company's current expectations of the probable number of shares that will ultimately be issued.

The grant date fair value of the awards granted is established as follows: (i) TSR-based portion of the awards uses a Monte Carlo simulation model and (ii) EBIT- and ROIC-based portion of the awards is based on the closing price of the Company's common stock reduced for the present value of any dividends expected to be paid on such common stock during the three-year service period, as these contingently issuable PSUs do not accrue dividends.

The following summarizes the assumptions used to estimate the fair value of PSUs subject to market conditions that were granted during 2023, 2022 and 2021 and the resulting weighted average grant date fair value:

	2023	2022	2021
Weighted average risk-free interest rate	3.56 %	2.91 %	0.33 %
Weighted average Company volatility	58.21 %	64.02 %	60.69 %
Expected annual dividends per share	$ 0.15	$ 0.15	$ 0.15
Weighted average grant date fair value per PSU	$ 120.42	$ 103.36	$ 159.29

The risk-free interest rate is based on United States Treasury yields in effect at the date of grant for the term corresponding to the three-year performance period. Company volatility is based on the historical volatility of the Company's common stock over a period of time corresponding to the three-year performance period. Expected dividends are based on the anticipated common stock cash dividend rate for the Company at the time of grant.

For certain of the awards granted, the after-tax portion of the award is subject to a holding period of one year after the vesting date. For these awards, the grant date fair value was discounted 7.40%, 6.90% and 8.40% in 2023, 2022 and 2021, respectively, for the restriction of liquidity, which was calculated using the Finnerty model.

Total PSU activity for the year was as follows:

(In thousands, except per PSU data)	PSUs	Weighted Average Grant Date Fair Value Per PSU
Non-vested at January 29, 2023	244	$ 84.40
Granted	122	100.44
Increase due to market conditions achieved above target	36	58.39
Reduction due to market conditions not satisfied	18	71.92
Vested	139	61.69
Forfeited	9	103.03
Non-vested at February 4, 2024	236	$ 102.29

The aggregate grant date fair value of PSUs granted during 2023, 2022 and 2021 was $12.3 million, $6.3 million and $5.8 million, respectively. The aggregate grant date fair value of PSUs vested during 2023 was $8.6 million. No PSUs vested during 2022 and 2021. PSUs in the above table that remain subject to market conditions are reflected at the target level, which is consistent with how expense will be recorded, regardless of the numbers of shares that are expected to be earned.

At February 4, 2024, there was $13.3 million of unrecognized pre-tax compensation expense related to non-vested PSUs, which is expected to be recognized over a weighted average period of 2.0 years.

14. STOCKHOLDERS' EQUITY

The Company's Board of Directors has authorized over time beginning in 2015 an aggregate $5.0 billion stock repurchase program through July 30, 2028, which includes a $2.0 billion increase in the authorization and a four year extension of the program approved by the Board of Directors on March 27, 2024. Repurchases under the program may be made from time to time over the period through open market purchases, accelerated share repurchase programs, privately negotiated transactions or other methods, as the Company deems appropriate. Purchases are made based on a variety of factors, such as price, corporate requirements and overall market conditions, applicable legal requirements and limitations, trading restrictions under the Company's insider trading policy and other relevant factors. The program may be modified by the Board of Directors, including to increase or decrease the repurchase limitation or extend, suspend or terminate the program at any time, without prior notice. Beginning January 1, 2023, the Company's share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act.

During 2023, 2022 and 2021, the Company purchased 5.7 million shares, 6.2 million shares and 3.3 million shares, respectively, of its common stock under the program in open market transactions for $549.8 million (excluding excise taxes of $4.9 million), $399.4 million and $349.7 million, respectively. As of February 4, 2024, the repurchased shares were held as treasury stock and $273.7 million of the authorization remained available for future share repurchases, excluding excise taxes, as the excise taxes do not reduce the authorized amount remaining.

Treasury stock activity also includes shares that were withheld in conjunction with the settlement of RSUs and PSUs to satisfy tax withholding requirements.

15. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in AOCL, net of related taxes, by component:

(In millions)	Foreign currency translation adjustments		Net unrealized and realized (loss) gain on effective cash flow hedges		Total	
Balance at January 31, 2021	$	(481.6)	$	(37.5)	$	(519.1)
Other comprehensive (loss) income before reclassifications		(184.3) [1][2]		88.1		(96.2)
Less: Amounts reclassified from AOCL		—		(2.6)		(2.6)
Other comprehensive (loss) income		(184.3)		90.7		(93.6)
Balance at January 30, 2022	$	(665.9)	$	53.2	$	(612.7)
Other comprehensive loss before reclassifications		(47.6) [1][2]		(36.0)		(83.6)
Less: Amounts reclassified from AOCL		(3.4) [3]		20.2		16.8
Other comprehensive loss		(44.2)		(56.2)		(100.4)
Balance at January 29, 2023	$	(710.1)	$	(3.0)	$	(713.1)
Other comprehensive (loss) income before reclassifications		(56.2) [1][4]		25.8		(30.4)
Less: Amounts reclassified from AOCL		2.4		7.7		10.1
Other comprehensive (loss) income		(58.6)		18.1		(40.5)
Balance at February 4, 2024	$	(768.7)	$	15.1	$	(753.6)

[1] Foreign currency translation adjustments included a net gain on net investment hedges of $12.7 million, $24.1 million and $83.8 million in 2023, 2022 and 2021, respectively.

[2] Unfavorable foreign currency translation adjustments were principally driven by a strengthening of the United States dollar against the euro.

[3] Foreign currency translation adjustment losses were reclassified from AOCL during 2022 in connection with the Karl Lagerfeld transaction. Please see Note 5, "Investments in Unconsolidated Affiliates," for further discussion.

[4] Unfavorable foreign currency translation adjustments were principally driven by a strengthening of the United States dollar against certain currencies in the Asia-Pacific region (primarily the strengthening of the United States dollar against both the Chinese yuan and the Australian dollar) and a strengthening of the United States dollar against the euro.

The following table presents reclassifications from AOCL to earnings:

(In millions)		Amount Reclassified from AOCL					Affected Line Item in the Company's Consolidated Statements of Operations
		2023		2022		2021	
Realized gain (loss) on effective cash flow hedges:							
Foreign currency forward contracts (inventory purchases)	$	11.1	$	27.6	$	(1.8)	Cost of goods sold
Interest rate swap agreements		—		—		(1.5)	SG&A expenses [1]
Interest rate swap agreements		—		—		(3.0)	Interest expense
Less: Tax effect		3.4		7.4		(3.7)	Income tax expense
Total, net of tax	$	7.7	$	20.2	$	(2.6)	
Foreign currency translation adjustments:							
Karl Lagerfeld transaction	$	—	$	(3.4) [2]	$	—	Equity in net income of unconsolidated affiliates
Cross-currency swap contracts (net investment hedges)		3.2		—		—	Interest expense
Less: Tax effect		0.8		—		—	Income tax expense
Total, net of tax	$	2.4	$	(3.4)	$	—	

[1] The Company dedesignated certain cash flow hedges related to its interest rate swap agreements during 2021. Please see Note 10, "Derivative Financial Instruments," for further discussion.

[2] Foreign currency translation adjustment losses were reclassified from AOCL during 2022 in connection with the Karl Lagerfeld transaction. Please see Note 5, "Investments in Unconsolidated Affiliates," for further discussion.

16. LEASES

The components of the net lease cost were as follows:

(In millions)	Line Item in the Company's Consolidated Statements of Operations		2023		2022		2021
Finance lease cost:							
Amortization of right-of-use-assets	SG&A expenses (depreciation and amortization)	$	4.2	$	4.2	$	4.9
Interest on lease liabilities	Interest expense		0.2		0.2		0.3
Total finance lease cost			4.4		4.4		5.2
Operating lease cost	SG&A expenses		402.3		401.4		451.8
Short-term lease cost	SG&A expenses		41.7		35.9		32.1
Variable lease cost	SG&A expenses		132.3		116.2		100.5
Less: sublease income	SG&A expenses		(5.3)		(4.7)		(1.5)
Total net lease cost		$	575.4	$	553.2	$	588.1

The Company had sought concessions from landlords for certain of its stores affected by temporary closures as a result of the COVID-19 pandemic in the form of rent deferrals or rent abatements. Consistent with updated guidance issued by the FASB in April 2020, the Company elected to treat COVID-19 related rent concessions as though enforceable rights and obligations for those concessions existed in the original contract. As such, rent abatements negotiated with landlords were recorded as a reduction to variable lease expense included in SG&A expenses in the Company's Consolidated Statements of Operations. The Company recorded $4.8 million and $26.9 million of rent abatements during 2022 and 2021, respectively. No material rent abatements were recorded during 2023. Rent deferrals had no impact to lease expense and amounts deferred and payable in future periods were included in the current portion of operating lease liabilities in the Company's Consolidated Balance Sheets.

Supplemental balance sheet information related to leases was as follows:

(In millions)	Line Item in the Company's Consolidated Balance Sheets		2023		2022
Right-of-use assets:					
Operating lease	Operating lease right-of-use assets	$	1,213.8	$	1,295.7
Finance lease	Property, plant and equipment, net		8.8		10.9
		$	1,222.6	$	1,306.6
Current lease liabilities:					
Operating lease	Current portion of operating lease liabilities	$	288.9	$	353.7
Finance lease	Accrued expenses		4.1		4.5
		$	293.0	$	358.2
Other lease liabilities:					
Operating lease	Long-term portion of operating lease liabilities	$	1,075.8	$	1,140.0
Finance lease	Other liabilities		5.6		7.3
		$	1,081.4	$	1,147.3

Supplemental cash flow information related to leases was as follows:

(In millions)		2023		2022		2021
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	446.2	$	450.8	$	484.0
Operating cash flows from finance leases		0.2		0.2		0.3
Financing cash flows from finance leases		4.6		4.7		5.2
Noncash transactions:						
Right-of-use assets obtained in exchange for new operating lease liabilities	$	278.4	$	338.6	$	267.3
Right-of-use assets obtained in exchange for new finance lease liabilities		4.0		8.2		2.6

The following summarizes the weighted average remaining lease terms and weighted average discount rates related to the Company's right-of-use assets and lease liabilities recorded on the balance sheet:

	2023	2022
Weighted average remaining lease term (years):		
Operating leases	6.10	6.13
Finance leases	2.55	3.19
Weighted average discount rate:		
Operating leases	4.64 %	4.10 %
Finance leases	2.17 %	2.09 %

At February 4, 2024, the maturities of the Company's lease liabilities were as follows:

(In millions)	Finance Leases		Operating Leases		Total	
2024	$	4.3	$	341.7	$	346.0
2025		3.3		297.0		300.3
2026		2.0		236.9		238.9
2027		0.3		199.8		200.1
2028		0.1		155.7		155.8
Thereafter		—		352.3		352.3
Total lease payments	$	10.0	$	1,583.4	$	1,593.4
Less: Interest		(0.3)		(218.7)		(219.0)
Total lease liabilities	$	9.7	$	1,364.7	$	1,374.4

17. EXIT ACTIVITY COSTS

2022 Cost Savings Initiative

The Company announced in August 2022 it would be taking steps to streamline its organization and simplify its ways of working. Included in this was a planned reduction in people costs in its global offices by approximately 10% by the end of 2023 to drive efficiencies and enable continued strategic investments to fuel growth, including in digital, supply chain and consumer engagement. The Company expects these reductions will generate annual cost savings of over $100 million, net of continued strategic people investments. In connection with this initiative, the Company recorded pre-tax costs during 2022 and 2023 as shown in the following table. All expected costs related to this initiative were incurred by the end of 2023.

(In millions)	Costs Incurred During 2022		Costs Incurred During 2023		Cumulative Costs Incurred	
Severance, termination benefits and other employee costs	$	20.2	$	61.3	$	81.5

The pre-tax costs incurred in connection with the 2022 cost savings initiative were recorded in SG&A expenses of the Company's segments as follows:

(In millions)	Costs Incurred During 2022		Costs Incurred During 2023		Cumulative Costs Incurred	
Tommy Hilfiger North America	$	4.7	$	12.7	$	17.4
Tommy Hilfiger International		2.5		17.3		19.8
Calvin Klein North America		4.6		9.1		13.7
Calvin Klein International		3.5		10.8		14.3
Heritage Brands Wholesale		2.6		7.8		10.4
Corporate [1]		2.3		3.6		5.9
Total	$	20.2	$	61.3	$	81.5

[1] Corporate expenses are not allocated to any reportable segment.

Please see Note 20, "Segment Data," for further discussion of the Company's reportable segments.

The liabilities related to these costs were principally recorded in accrued expenses in the Company's Consolidated Balance Sheet and were as follows:

(In millions)	Liability at 1/29/23		Costs Incurred During 2023		Costs Paid During 2023		Liability at 2/4/24	
Severance, termination benefits and other employee costs	$	13.2	$	61.3	$	54.1	$	20.4

Russia Business Exit Costs

As a result of the war in Ukraine, the Company made the decision in 2022 to exit from its Russia business, including the closure of its retail stores in Russia and the cessation of its wholesale operations in Russia and Belarus. In connection with this exit, the Company recorded pre-tax costs during 2022 as shown in the following table. All expected costs related to the exit from the Russia business were incurred during 2022.

(In millions)	Costs Incurred During 2022
Severance, termination benefits and other employee costs	$ 2.1
Long-lived asset impairments	43.6
Gain on lease terminations, net of contract termination and other costs [1]	(2.7)
Total	$ 43.0

[1] Gain on lease terminations, net of contract termination and other costs includes a $7.5 million gain related to the early termination of certain store lease agreements and $4.8 million of contract termination and other costs.

The pre-tax costs incurred in connection with the exit from the Russia business were recorded in SG&A expenses of the Company's segments as follows: $31.6 million in the Tommy Hilfiger International segment and $11.4 million in the Calvin Klein International segment. Please see Note 20, "Segment Data," for further discussion of the Company's reportable segments.

Please see Note 11, "Fair Value Measurements," for further discussion of the long-lived asset impairments recorded during 2022.

The liabilities related to these costs were principally recorded in accrued expenses in the Company's Consolidated Balance Sheet and were as follows:

(In millions)	Liability at 1/29/23	Costs Paid During 2023	Liability at 2/4/24
Severance, termination benefits and other employee costs	$ 0.4	$ 0.4	$ —
Contract termination and other costs	0.5	0.5	—
Total	$ 0.9	$ 0.9	$ —

2021 Reductions in Workforce and Real Estate Footprint

The Company announced in March 2021 plans to streamline its organization through reductions in its workforce, primarily in certain international markets, and to reduce its real estate footprint, including reductions in office space and select store closures, which resulted in annual cost savings of approximately $60 million. In connection with these activities, the Company recorded pre-tax costs during 2021 as shown in the following table. All expected costs related to the 2021 reductions in workforce and real estate footprint were incurred by the end of 2021.

(In millions)	Costs Incurred During 2021
Severance, termination benefits and other employee costs	$ 15.7
Long-lived asset impairments	28.1
Contract termination and other costs	3.8
Total	$ 47.6

The pre-tax costs incurred in connection with the 2021 reductions in workforce and real estate footprint were recorded in SG&A expenses of the Company's segments as follows:

(In millions)	Costs Incurred During 2021
Tommy Hilfiger North America	$ 1.7
Tommy Hilfiger International	8.9
Calvin Klein North America	2.1
Calvin Klein International	6.4
Corporate [1]	28.5
Total	$ 47.6

[1] Corporate expenses are not allocated to any reportable segment.

Please see Note 20, "Segment Data," for further discussion of the Company's reportable segments.

Please see Note 11, "Fair Value Measurements," for further discussion of the long-lived asset impairments recorded during 2021.

The liabilities related to these costs were principally recorded in accrued expenses in the Company's Consolidated Balance Sheet and were as follows:

(In millions)	Liability at 1/29/23	Costs Paid During 2023	Liability at 2/4/24
Severance, termination benefits and other employee costs	$ 2.8	$ 2.6	$ 0.2

Heritage Brands Retail Exit Costs

The Company announced in July 2020 plans to streamline its North American operations to better align its business with the evolving retail landscape, including the exit from its Heritage Brands Retail business, which consisted of 162 directly operated stores in North America and was completed in 2021. In connection with the exit from the Heritage Brands Retail business, the Company recorded pre-tax costs during 2020 and 2021 as shown in the following table. All expected costs related to the exit from the Heritage Brands Retail business were incurred by the end of 2021.

(In millions)	Costs Incurred During 2020	Costs Incurred During 2021	Cumulative Costs Incurred
Severance, termination benefits and other employee costs	$ 14.6	$ 10.8	$ 25.4
Long-lived asset impairments	7.2	—	7.2
Accelerated amortization of lease assets	7.2	5.9	13.1
Contract termination and other costs	—	4.4	4.4
Total	$ 29.0	$ 21.1	$ 50.1

The costs incurred during 2020 and 2021 relate to SG&A expenses of the Heritage Brands Retail segment. Please see Note 20, "Segment Data," for further discussion of the Company's reportable segments.

The liabilities related to these costs were paid as of January 29, 2023.

18. NET INCOME PER COMMON SHARE

The Company computed its basic and diluted net income per common share as follows:

(In millions, except per share data)	2023	2022	2021
Net income attributable to PVH Corp.	$ 663.6	$ 200.4	$ 952.3
Weighted average common shares outstanding for basic net income per common share	61.0	65.7	70.8
Weighted average impact of dilutive securities	0.7	0.5	1.1
Total shares for diluted net income per common share	61.7	66.2	71.9
Basic net income per common share attributable to PVH Corp.	$ 10.88	$ 3.05	$ 13.45
Diluted net income per common share attributable to PVH Corp.	$ 10.76	$ 3.03	$ 13.25

Potentially dilutive securities excluded from the calculation of diluted net income per common share as the effect would be anti-dilutive were as follows:

(In millions)	2023	2022	2021
Weighted average potentially dilutive securities	0.8	1.4	0.7

Shares underlying contingently issuable awards that have not met the necessary conditions as of the end of a reporting period are not included in the calculation of diluted net income per common share for that period. The Company had contingently issuable PSU awards outstanding that did not meet the performance conditions as of February 4, 2024, January 29, 2023 and January 30, 2022 and, therefore, were excluded from the calculation of diluted net income per common share for each applicable year. The maximum number of potentially dilutive shares that could be issued upon vesting for such awards was 0.1 million, 0.2 million and 0.2 million as of February 4, 2024, January 29, 2023 and January 30, 2022, respectively. These amounts were also excluded from the computation of weighted average potentially dilutive securities in the table above.

19. SUPPLEMENTAL CASH FLOW INFORMATION

Omitted from the Company's Consolidated Statement of Cash Flows for 2023 were capital expenditures related to property, plant and equipment of $27.7 million, which will not be paid until 2024. The Company paid $39.4 million in cash during 2023 related to property, plant and equipment that was acquired in 2022. This amount was omitted from the Company's Consolidated Statement of Cash Flows for 2022. The Company paid $45.9 million in cash during 2022 related to property, plant and equipment that was acquired in 2021. This amount was omitted from the Company's Consolidated Statement of Cash Flows for 2021.

Omitted from acquisition of treasury shares in the Company's Consolidated Statements of Cash Flows were (i) for 2023 and 2021, $2.1 million and $6.0 million, respectively, of shares repurchased under the stock repurchase program for which the trades occurred but remained unsettled as of the end of the respective periods and (ii) for 2023, $4.9 million of accruals for excise taxes on share repurchases.

20. SEGMENT DATA

The Company manages its operations through its operating divisions, which are presented as its reportable segments: (i) Tommy Hilfiger North America; (ii) Tommy Hilfiger International; (iii) Calvin Klein North America; (iv) Calvin Klein International; (v) Heritage Brands Wholesale; and (vi) through the second quarter of 2021, Heritage Brands Retail which has ceased operations.

Tommy Hilfiger North America Segment - This segment consists of the Company's Tommy Hilfiger North America division. This segment derives revenue principally from (i) marketing *TOMMY HILFIGER* branded apparel and related products at wholesale in the United States and Canada, primarily to department stores and off-price retailers, as well as digital commerce sites operated by department store customers and pure play digital commerce retailers; (ii) operating retail stores, which are primarily located in premium outlet centers in the United States and Canada, and a digital commerce site in the United States, which sells *TOMMY HILFIGER* branded apparel, accessories and related products; and (iii) licensing and similar arrangements relating to the use by third parties of the *TOMMY HILFIGER* brand names for a broad range of product categories in North America. This segment also includes the Company's proportionate share of the net income or loss of its investments in its unconsolidated affiliate in Mexico and its unconsolidated PVH Legwear affiliate relating to each affiliate's Tommy Hilfiger business.

Tommy Hilfiger International Segment - This segment consists of the Company's Tommy Hilfiger International division. This segment derives revenue principally from (i) marketing *TOMMY HILFIGER* branded apparel and related products at wholesale principally in Europe, Asia and Australia, primarily to department and specialty stores, and digital commerce sites operated by department store customers and pure play digital commerce retailers, as well as through distributors and franchisees; (ii) operating retail stores, concession locations and digital commerce sites in Europe, Asia and Australia, which sell *TOMMY HILFIGER* branded apparel, accessories and related products; and (iii) licensing and similar arrangements relating to the use by third parties of the *TOMMY HILFIGER* brand names for a broad range of product categories outside of North America. This segment also includes the Company's proportionate share of the net income or loss of its investments in its unconsolidated affiliate in India, relating to the affiliate's Tommy Hilfiger business, and its unconsolidated affiliate in Brazil.

Calvin Klein North America Segment - This segment consists of the Company's Calvin Klein North America division. This segment derives revenue principally from (i) marketing *Calvin Klein* branded apparel and related products at wholesale in the United States and Canada, primarily to warehouse clubs, department and specialty stores, and off-price retailers, as well as digital commerce sites operated by department store customers and pure play digital commerce retailers; (ii) operating retail stores, which are primarily located in premium outlet centers in the United States and Canada, and a digital commerce site in the United States, which sells *Calvin Klein* branded apparel, accessories and related products; and (iii) licensing and similar arrangements relating to the use by third parties of the *Calvin Klein* brand names for a broad range of product categories in North America. This segment also includes the Company's proportionate share of the net income or loss of its investments in its unconsolidated affiliate in Mexico and its unconsolidated PVH Legwear affiliate relating to each affiliate's Calvin Klein business.

Calvin Klein International Segment - This segment consists of the Company's Calvin Klein International division. This segment derives revenue principally from (i) marketing *Calvin Klein* branded apparel and related products at wholesale principally in Europe, Asia, Brazil and Australia, primarily to department and specialty stores, and digital commerce sites operated by department store customers and pure play digital commerce retailers, as well as through distributors and franchisees; (ii) operating retail stores, concession locations and digital commerce sites in Europe, Asia, Brazil and Australia, which sell *Calvin Klein* branded apparel, accessories and related products; and (iii) licensing and similar arrangements relating to the use by third parties of the *Calvin Klein* brand names for a broad range of product categories outside of North America. This segment also includes the Company's proportionate share of the net income or loss of its investment in its unconsolidated affiliate in India relating to the affiliate's Calvin Klein business.

Heritage Brands Wholesale Segment - This segment consists of the Company's Heritage Brands Wholesale division. This segment derives revenue primarily from the marketing to department, chain and specialty stores, warehouse clubs, mass market, and off-price retailers (in stores and online), as well as pure play digital commerce retailers primarily in North America of (i) women's intimate apparel under the *Warner's, Olga* and *True&Co.* brands until November 27, 2023, when the Company completed the Heritage Brands intimates transaction; (ii) men's underwear under the *Nike* brand, which is licensed; (iii) men's dress shirts under the *Van Heusen* brand, which is licensed, as well as under various other licensed brand names; and (iv) men's sportswear, bottoms and outerwear principally under the *Van Heusen*, *IZOD* and *ARROW* trademarks until August 2, 2021, when the Company completed the Heritage Brands menswear transaction. Please see Note 3, "Acquisitions and Divestitures," for further discussion of the Heritage Brands intimates transaction and the Heritage Brands menswear transaction. This segment also derived revenue from Company operated digital commerce sites in the United States for *Van Heusen* and *IZOD*, which ceased operations during 2021 in connection with the Heritage Brands menswear transaction. This segment also includes the Company's proportionate share of the net income or loss of its investments in its unconsolidated affiliate in Mexico and its unconsolidated PVH Legwear affiliate relating to each affiliate's business under various owned and licensed brand names.

Heritage Brands Retail Segment - This segment consisted of the Company's Heritage Brands Retail division. This segment derived revenue principally from operating retail stores, primarily located in outlet centers throughout the United States and Canada through which the Company marketed a selection of *Van Heusen*, *IZOD* and *Warner's* apparel, accessories and related products directly to consumers. The Company completed the exit from its Heritage Brands Retail business during 2021 and as a result, the Company's Heritage Brands Retail segment has ceased operations. Please see Note 17, "Exit Activity Costs," for further discussion.

The Company's revenue by segment was as follows:

(In millions)	2023 [1]	2022 [1]	2021 [1]
Revenue – Tommy Hilfiger North America			
Net sales	$ 1,262.7	$ 1,185.0	$ 1,086.0
Royalty revenue	88.5	86.0	79.0
Advertising and other revenue	20.5	21.7	19.8
Total	1,371.7	1,292.7	1,184.8
Revenue – Tommy Hilfiger International			
Net sales	3,376.3	3,282.1	3,446.6
Royalty revenue	58.6	61.9	56.8
Advertising and other revenue	18.0	20.7	15.5
Total	3,452.9	3,364.7	3,518.9
Revenue – Calvin Klein North America			
Net sales	1,112.4	1,205.6	1,129.5
Royalty revenue	165.2	170.1	145.6
Advertising and other revenue	47.0	54.7	46.6
Total	1,324.6	1,430.4	1,321.7
Revenue – Calvin Klein International			
Net sales	2,523.0	2,290.3	2,283.1
Royalty revenue	55.0	53.1	48.3
Advertising and other revenue	11.9	9.6	7.2
Total	2,589.9	2,353.0	2,338.6
Revenue – Heritage Brands Wholesale			
Net sales	477.4	581.9	702.9
Royalty revenue	0.9	0.9	10.4
Advertising and other revenue	0.3	0.6	1.8
Total	478.6	583.4	715.1
Revenue – Heritage Brands Retail			
Net sales	—	—	75.6
Total	—	—	75.6
Total Revenue			
Net sales	8,751.8	8,544.9	8,723.7
Royalty revenue	368.2	372.0	340.1
Advertising and other revenue	97.7	107.3	90.9
Total[2]	$ 9,217.7	$ 9,024.2	$ 9,154.7

[1] Revenue was impacted by fluctuations of the United States dollar against foreign currencies in which the Company transacts significant levels of business.

[2] No single customer accounted for more than 5% of the Company's revenue in 2023, 2022 or 2021.

The Company's revenue by distribution channel was as follows:

(In millions)	2023 [1]	2022 [1]	2021 [1]
Wholesale net sales	$ 4,554.7	$ 4,704.0	$ 4,860.9
Owned and operated retail stores	3,399.8	3,118.2	3,087.1
Owned and operated digital commerce sites	797.3	722.7	775.7
Retail net sales	4,197.1	3,840.9	3,862.8
Net sales	8,751.8	8,544.9	8,723.7
Royalty revenue	368.2	372.0	340.1
Advertising and other revenue	97.7	107.3	90.9
Total	$ 9,217.7	$ 9,024.2	$ 9,154.7

[1] Revenue was impacted by fluctuations of the United States dollar against foreign currencies in which the Company transacts significant levels of business.

The Company has not disclosed net sales by product category as it is impracticable to do so.

The Company's income (loss) before interest and taxes by segment was as follows:

(In millions)	2023 [1]	2022 [1]	2021 [1]
Income (loss) before interest and taxes – Tommy Hilfiger North America	$ 93.5 [2]	$ (175.4) [5][6]	$ 21.2 [9]
Income before interest and taxes – Tommy Hilfiger International	454.6 [2]	514.8 [6][7]	654.2 [9]
Income (loss) before interest and taxes – Calvin Klein North America	107.6 [2]	(81.9) [5][6]	78.0 [9]
Income before interest and taxes – Calvin Klein International	386.0 [2]	252.6 [5][6][7]	377.6 [9]
Income before interest and taxes – Heritage Brands Wholesale	39.3 [2][3]	47.4 [6]	160.9 [10]
Loss before interest and taxes – Heritage Brands Retail	—	—	(33.9) [11]
Loss before interest and taxes – Corporate[4]	(152.2) [2]	(86.8) [6][8]	(181.1) [9]
Income before interest and taxes	$ 928.8	$ 470.7	$ 1,076.9

[1] Income (loss) before interest and taxes was impacted by fluctuations of the United States dollar against foreign currencies in which the Company transacts significant levels of business.

[2] Income (loss) before interest and taxes for 2023 included costs of $61.3 million incurred related to the 2022 cost savings initiative described in Note 17, "Exit Activity Costs," consisting principally of severance. Such costs were included in the Company's segments as follows: $12.7 million in Tommy Hilfiger North America, $17.3 million in Tommy Hilfiger International, $9.1 million in Calvin Klein North America, $10.8 million in Calvin Klein International, $7.8 million in Heritage Brands Wholesale and $3.6 million in corporate expenses not allocated to any reportable segments. Please see Note 17, "Exit Activity Costs," for further discussion.

[3] Income before interest and taxes for 2023 included an aggregate net gain of $13.5 million in connection with the Heritage Brands intimates transaction, consisting of (i) a $15.3 million gain, including a gain on the sale, less costs to sell, partially offset by (ii) $1.8 million of severance and other termination benefits. Please see Note 3, "Acquisitions and Divestitures," for further discussion.

[4] Includes corporate expenses not allocated to any reportable segments, the results of PVH Ethiopia (through the closure of the Ethiopia factory in 2021) and the Company's proportionate share of the net income or loss of its investment in Karl Lagerfeld prior to the closing of the Karl Lagerfeld transaction in 2022. Please see Note 5, "Investments in Unconsolidated Affiliates," for further discussion of the Company's investment in Karl Lagerfeld and Note 6, "Redeemable Non-Controlling Interest," for further discussion of PVH Ethiopia. Corporate expenses represent

overhead operating expenses and include expenses for senior corporate management, corporate finance, information technology related to corporate infrastructure, certain digital investments, certain corporate responsibility initiatives, certain global strategic initiatives and actuarial gains and losses on the Company's Pension Plans, SERP Plans and Postretirement Plans. Actuarial gains on the Company's Pension Plans, SERP Plans and Postretirement Plans totaled $45.5 million, $78.4 million and $48.7 million in 2023, 2022 and 2021, respectively.

(5) (Loss) income before interest and taxes for 2022 included a noncash goodwill impairment charge of $417.1 million. The goodwill impairment charge was included in the Company's segments as follows: $177.2 million in Tommy Hilfiger North America, $162.6 million in Calvin Klein North America and $77.3 million in Calvin Klein International. Please see Note 7, "Goodwill and Other Intangible Assets," for further discussion.

(6) (Loss) income before interest and taxes for 2022 included costs of $20.2 million incurred related to the 2022 cost savings initiative described in Note 17, "Exit Activity Costs," consisting principally of severance. Such costs were included in the Company's segments as follows: $4.7 million in Tommy Hilfiger North America, $2.5 million in Tommy Hilfiger International, $4.6 million in Calvin Klein North America, $3.5 million in Calvin Klein International, $2.6 million in Heritage Brands Wholesale and $2.3 in corporate expenses not allocated to any reportable segments. Please see Note 17, "Exit Activity Costs," for further discussion.

(7) Income before interest and taxes for 2022 included net costs of $43.0 million incurred in connection with the Company's decision to exit from its Russia business, principally consisting of noncash asset impairments. Such costs were included in the Company's segments as follows: $31.6 million in Tommy Hilfiger International and $11.4 million in Calvin Klein International. Please see Note 17, "Exit Activity Costs," for further discussion.

(8) Loss before interest and taxes for 2022 included a gain of $16.1 million in connection with the Karl Lagerfeld transaction. Please see Note 5, "Investments in Unconsolidated Affiliates," for further discussion.

(9) Income (loss) before interest and taxes for 2021 included costs of $47.6 million incurred in connection with actions to streamline the Company's organization through reductions in its workforce, primarily in certain international markets, and to reduce its real estate footprint, including reductions in office space and select store closures, consisting of noncash asset impairments, severance, and contract termination and other costs. Such costs were included in the Company's segments as follows: $1.7 million in Tommy Hilfiger North America, $8.9 million in Tommy Hilfiger International, $2.1 million in Calvin Klein North America, $6.4 million in Calvin Klein International and $28.5 million in corporate expenses not allocated to any reportable segments. Please see Note 17, "Exit Activity Costs," for further discussion.

(10) Income before interest and taxes for 2021 included an aggregate net gain of $113.4 million in connection with the Heritage Brands menswear transaction, consisting of (i) a $118.9 million gain, including a gain on the sale, less costs to sell, and a net gain on the Company's retirement plans associated with the transaction, partially offset by (ii) $5.5 million of severance costs. Please see Note 3, "Acquisitions and Divestitures," for further discussion.

(11) Loss before interest and taxes for 2021 included costs and operating losses, associated with the wind down of the Heritage Brands Retail business that was completed in 2021. Please see Note 17, "Exit Activity Costs," for further discussion.

Intersegment transactions, which primarily consist of transfers of inventory, are not material.

The Company's identifiable assets, depreciation and amortization, and identifiable capital expenditures by segment were as follows:

(In millions)	2023	2022	2021
Identifiable Assets[1][2]			
Tommy Hilfiger North America	$ 1,185.3	$ 1,296.3	$ 1,409.8
Tommy Hilfiger International	4,667.6	4,875.4	4,913.2
Calvin Klein North America	1,354.7	1,527.2	1,609.8
Calvin Klein International	3,005.2	3,099.7	3,164.0
Heritage Brands Wholesale[3]	136.9	410.4	420.0
Corporate[4]	823.2	559.3	880.0
Total	$11,172.9	$11,768.3	$ 12,396.8
Depreciation and Amortization			
Tommy Hilfiger North America	$ 29.5	$ 30.5	$ 32.5
Tommy Hilfiger International	131.1	125.0	130.2
Calvin Klein North America	24.8	29.6	31.6
Calvin Klein International	95.8	94.3	94.9
Heritage Brands Wholesale	5.8	10.7	11.2
Heritage Brands Retail	—	—	0.3
Corporate	11.6	11.4	12.6
Total	$ 298.6	$ 301.5	$ 313.3
Identifiable Capital Expenditures[5]			
Tommy Hilfiger North America	$ 14.2	$ 14.5	$ 19.2
Tommy Hilfiger International	118.7	140.9	138.4
Calvin Klein North America	6.3	14.4	22.6
Calvin Klein International	88.8	103.7	85.7
Heritage Brands Wholesale	2.7	6.6	10.9
Corporate	2.3	3.5	4.9
Total	$ 233.0	$ 283.6	$ 281.7

[1] Identifiable assets included the impact of changes in foreign currency exchange rates.

[2] Identifiable assets in 2022 included a reduction of $417.1 million related to the noncash goodwill impairment. Please see Note 7, "Goodwill and Other Intangible Assets," for further discussion.

[3] Identifiable assets in 2023 included a reduction of $140.3 million related to the Heritage Brands intimates transaction. Please see Note 3, "Acquisitions and Divestitures," for further discussion.

[4] The changes in Corporate identifiable assets in 2023 and 2022 were primarily due to changes in cash and cash equivalents.

[5] Capital expenditures in 2023 included $27.7 million of accruals that will not be paid until 2024. Capital expenditures in 2022 included $39.4 million of accruals that were not paid until 2023. Capital expenditures in 2021 included $45.9 million of accruals that were not paid until 2022.

Property, plant and equipment, net based on the location where such assets are held, was as follows:

(In millions)	2023 [1]	2022 [1]	2021 [1]
Domestic	$ 333.6	$ 384.3	$ 429.0
Canada	8.0	10.4	13.8
Europe	415.0	406.4	378.7
Asia-Pacific	103.7	101.1	82.8
Other foreign	2.3	1.8	1.8
Total	$ 862.6	$ 904.0	$ 906.1

[1] Property, plant and equipment, net included the impact of changes in foreign currency exchange rates.

Revenue, based on location of origin, was as follows:

(In millions)	2023 [1]	2022 [1]	2021 [1]
Domestic	$ 2,715.1	$ 2,854.9	$ 2,894.7
Canada	349.1	347.6	313.3
Europe	4,378.6	4,204.0	4,392.3
Asia-Pacific	1,643.5	1,492.3	1,454.4
Other foreign	131.4	125.4	100.0
Total	$ 9,217.7	$ 9,024.2	$ 9,154.7

[1] Revenue was impacted by fluctuations of the United States dollar against foreign currencies in which the Company transacts significant levels of business.

21. GUARANTEES

The Company has guaranteed a portion of the debt of its joint venture in India. The maximum amount guaranteed as of February 4, 2024 was approximately $6.0 million based on exchange rates in effect on that date. The guarantee is in effect for the entire term of the debt. The liability for this guarantee obligation was immaterial as of February 4, 2024 and January 29, 2023.

The Company has guaranteed to a financial institution the repayment of store security deposits in Japan paid to landlords on behalf of the Company. The amount guaranteed as of February 4, 2024 was approximately $4.4 million based on exchange rates in effect on that date. The Company has the right to seek recourse from the landlords for the full amount. The guarantees expire between 2024 and 2028. The liability for these guarantee obligations was immaterial as of February 4, 2024 and January 29, 2023.

The Company has guaranteed the payment of amounts on behalf of certain other parties, none of which are material individually or in the aggregate.

22. OTHER COMMENTS

Asset Retirement Liabilities

The Company's asset retirement liabilities are included in accrued expenses and other liabilities in the Company's Consolidated Balance Sheets and relate to the Company's obligation to dismantle or remove leasehold improvements from leased office, retail store or warehouse locations at the end of a lease term in order to restore a facility to a condition specified in the lease agreement. The Company records the fair value of the liability for asset retirement obligations in the period in which it is legally or contractually incurred. Upon initial recognition of the asset retirement liability, an asset retirement cost is capitalized by increasing the carrying amount of the asset by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement cost is recognized as expense through depreciation over the asset's useful life. Changes in the liability for the asset retirement obligations are recognized for the passage of time and revisions to either the timing or the amount of estimated cash flows. Accretion expense is recognized in SG&A expenses for the impacts of increasing the discounted fair value to its estimated settlement value.

The following table presents the activity related to the Company's asset retirement liabilities, included in accrued expenses and other liabilities in the Company's Consolidated Balance Sheets, for each of the last two years:

(In millions)	2023		2022	
Balance at beginning of year	$	44.7	$	45.6
Liabilities incurred		2.7		4.1
Liabilities settled (payments)		(9.3)		(5.6)
Accretion expense		0.4		0.6
Revisions in estimated cash flows		0.6		1.8
Currency translation adjustment		(1.8)		(1.8)
Balance at end of year	$	37.3	$	44.7

Litigation

The Company is a party to certain litigation which, in management's judgment, based in part on the opinions of legal counsel, will not have a material adverse effect on the Company's financial position.

Supply Chain Finance Program

The Company has a voluntary supply chain finance program (the "SCF program") administered through a third party platform that provides the Company's inventory suppliers with the opportunity to sell their receivables due from the Company to participating financial institutions in advance of the invoice due date, at the sole discretion of both the suppliers and the financial institutions. The Company is not a party to the agreements between the suppliers and the financial institutions and has no economic interest in a supplier's decision to sell a receivable. The Company's payment obligations, including the amounts due and payment terms, which generally do not exceed 90 days, are not impacted by suppliers' participation in the SCF program.

Accordingly, amounts due to suppliers that elected to participate in the SCF program are included in accounts payable in the Company's Consolidated Balance Sheets and the corresponding payments are reflected in cash flows from operating activities in the Company's Consolidated Statements of Cash Flows. Suppliers had elected to sell $423.4 million and $506.8 million of the Company's payment obligations that were outstanding as of February 4, 2024 and January 29, 2023, respectively, to financial institutions and $1,909.4 million, $2,197.0 million and $1,832.1 million had been settled through the program during 2023, 2022 and 2021, respectively.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report on Form 10-K. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and, accordingly, include certain amounts based on management's best judgments and estimates.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the underlying transactions, including the acquisition and disposition of assets; (ii) provide reasonable assurance that the Company's assets are safeguarded and transactions are executed in accordance with management's authorization and are recorded as necessary to permit preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective, can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit & Risk Management Committee of the Company's Board of Directors, composed solely of directors who are independent in accordance with New York Stock Exchange listing standards, the Securities Exchange Act of 1934, the Company's Corporate Governance Guidelines and the Committee's charter, meets periodically with the Company's independent auditors, the Company's internal auditors and management to discuss internal control over financial reporting, auditing and financial reporting matters. Both the independent auditors and the Company's internal auditors periodically meet alone with the Audit Committee and have free access to the Committee.

Management assessed the effectiveness of the Company's internal control over financial reporting as of February 4, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013 framework). Based on management's assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of February 4, 2024.

The Company's independent auditors, Ernst & Young LLP, a registered public accounting firm, are appointed by the Audit & Risk Management Committee, subject to ratification by the Company's stockholders. Ernst & Young LLP have audited and reported on the consolidated financial statements of the Company and the effectiveness of the Company's internal control over financial reporting. The reports of the independent auditors are contained in this Annual Report on Form 10-K.

/s/ STEFAN LARSSON   /s/ ZACHARY COUGHLIN

Stefan Larsson   Zachary Coughlin
Chief Executive Officer   Executive Vice President and
April 2, 2024   Chief Financial Officer
                                                                April 2, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PVH Corp.

Opinion on Internal Control Over Financial Reporting

We have audited PVH Corp.'s internal control over financial reporting as of February 4, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, PVH Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of February 4, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 4, 2024 and January 29, 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and redeemable non-controlling interest and cash flows for each of the three years in the period ended February 4, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated April 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
April 2, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of PVH Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PVH Corp. (the Company) as of February 4, 2024 and January 29, 2023, the related consolidated statements of operations, comprehensive income, changes in stockholders' equity and redeemable non-controlling interest and cash flows for each of the three years in the period ended February 4, 2024, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 4, 2024 and January 29, 2023, and the results of its operations and its cash flows for each of the three years in the period ended February 4, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 4, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 2, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit and risk management committee of the Company's board of directors and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill and Indefinite-Lived Intangibles

Description of the Matter	At February 4, 2024, the Company's goodwill and indefinite-lived intangible assets totaled $2.3 billion and $2.8 billion, respectively. As discussed in Note 1 of the consolidated financial statements, goodwill and indefinite-lived intangible assets are qualitatively tested and quantitatively tested, when necessary, for impairment at least annually.
	Auditing management's annual goodwill and indefinite-lived intangible assets impairment test was complex and judgmental due to the significant estimation required in determining the fair value of the reporting units and the fair value of the indefinite-lived intangible assets. In particular, the fair value estimates were sensitive to significant assumptions such as the weighted average cost of capital, revenue growth rate, earnings before interest and taxes and terminal growth rate, which are affected by expectations about future market or economic conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill and indefinite-lived intangible assets impairment review process, including controls over management's review of the significant assumptions described above.
	To test the estimated fair value of the Company's reporting units and indefinite-lived intangible assets, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We compared the significant assumptions used by management to current industry and economic trends, changes to the Company's business, customer base or product mix and other relevant factors. We assessed the historical accuracy of management's estimates and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units and indefinite-lived intangible assets that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1938.

New York, New York
April 2, 2024

PVH CORP.

VALUATION AND QUALIFYING ACCOUNTS
(In millions)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Period
Year Ended February 4, 2024					
Allowance for credit losses	$ 42.6	$ 4.6	$ —	$ 6.1 [(1)]	$ 41.1
Allowance/accrual for operational chargebacks and customer markdowns	120.9	229.2	—	267.0	83.1
Valuation allowance for deferred income tax assets	72.9	17.3	—	16.5	73.7
Year Ended January 29, 2023					
Allowance for credit losses	$ 61.9	$ 2.9	$ —	$ 22.2 [(1)]	$ 42.6
Allowance/accrual for operational chargebacks and customer markdowns	133.7	243.3	—	256.1	120.9
Valuation allowance for deferred income tax assets	69.3	19.5	—	15.9	72.9
Year Ended January 30, 2022					
Allowance for credit losses	$ 69.6	$ —	$ —	$ 7.7 [(2)]	$ 61.9
Allowance/accrual for operational chargebacks and customer markdowns	165.1	266.9	—	298.3	133.7
Valuation allowance for deferred income tax assets	62.2	17.1	—	10.0	69.3

[(1)] Principally accounts written off as uncollectibles and recoveries.

[(2)] Principally includes changes due to foreign currency translation.